  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 1996.

                                                        REGISTRATION NO. 33-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            UNITED STATIONERS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     5112                    36-3141189
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)


            2200 EAST GOLF ROAD                  THOMAS W. STURGESS
   DES PLAINES, ILLINOIS 60016-1267             CHAIRMAN OF THE BOARD
            (847) 699-5000                       2200 EAST GOLF ROAD
   (ADDRESS, INCLUDING ZIP CODE, AND      DES PLAINES, ILLINOIS 60016-1267
TELEPHONE NUMBER, INCLUDING AREA CODE,             (847) 699-5000
  OF REGISTRANT'S PRINCIPAL EXECUTIVE    (NAME, ADDRESS, INCLUDING ZIP CODE,
               OFFICES)                 AND TELEPHONE NUMBER, INCLUDING AREA
                                             CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

             MARY R. KORBY                      MICHAEL H. KERR, P.C.
      WEIL, GOTSHAL & MANGES LLP                  KIRKLAND & ELLIS
    100 CRESCENT COURT, SUITE 1300             200 EAST RANDOLPH DRIVE
       DALLAS, TEXAS 75201-6950                CHICAGO, ILLINOIS 60601
            (214) 746-7700                         (312) 861-2000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

  If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                                                   PROPOSED
                                                                    MAXIMUM
                       TITLE OF SHARES                             AGGREGATE        AMOUNT OF
                       TO BE REGISTERED                        OFFERING PRICE(1) REGISTRATION FEE
-------------------------------------------------------------------------------------------------
Common Stock, par value $0.10 per share......................    $183,137,500       $63,150.86

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) solely for purposes of calculating the registration fee, based upon the average of the high and low sale prices of such Common Stock as reported by the Nasdaq National Market.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

                             UNITED STATIONERS INC.

                             CROSS-REFERENCE SHEET

  Pursuant to Item 501(b) of Regulation S-K Showing the Location in the Prospectus of the Information Required by Part I of Form S-2

               FORM S-2 ITEM
            NUMBER AND HEADING                   LOCATION IN PROSPECTUS
            ------------------                   ----------------------
  1. Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus.......   Outside Front Cover Page
  2. Inside Front and Outside Back
      Cover Pages of Prospectus......   Inside Front and Outside Back Cover
                                        Pages; Available Information
  3. Summary Information, Risk
      Factors and Ratio of Earnings     Prospectus Summary; Risk Factors; The
      to Fixed Charges...............   Company
  4. Use of Proceeds.................   Prospectus Summary; Use of Proceeds
  5. Determination of Offering
      Price..........................   Outside Front Cover Page
  6. Dilution........................   Not Applicable
  7. Selling Security Holders........   Principal and Selling Stockholders
  8. Plan of Distribution............   Outside Front Cover Page; Underwriting
  9. Description of Securities to be    Outside Front Cover Page; Prospectus
      Registered.....................   Summary; Common Stock Price Range and
                                        Dividend Policy; Description of Capital
                                        Stock
 10. Interests of Named Experts and
      Counsel........................   Not Applicable
 11. Information with Respect to the    Outside Front Cover Page; Prospectus
      Registrant.....................   Summary; Risk Factors; The Company;
                                        Common Stock Price Range and Dividend
                                        Policy; Capitalization; Unaudited Pro
                                        Forma Financial Statements; Selected
                                        Consolidated Financial Data;
                                        Management's Discussion and Analysis of
                                        Financial Condition and Results of
                                        Operations; Business; Management;
                                        Principal and Selling Stockholders;
                                        Certain Transactions; Description of
                                        Capital Stock; Description of
                                        Indebtedness; Available Information;
                                        Consolidated Financial Statements
 12. Incorporation of Certain           Incorporation of Certain Documents by
      Information by Reference.......   Reference
 13. Disclosure of Commission
      Position on Indemnification for
      Securities Act Liabilities.....   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 20, 1996

PROSPECTUS

                                7,000,000 SHARES

LOGO                         UNITED STATIONERS INC.
                                  COMMON STOCK

                                  -----------

  Of the 7,000,000 shares of Common Stock of the Company (the "Common Stock") offered, 3,500,000 shares are being sold by the Company and 3,500,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Common Stock is quoted on the Nasdaq National Market under the symbol "USTR." On February 16, 1996, the last reported sale price for the Common Stock as quoted on the Nasdaq National Market was $24.50 per share. See "Common Stock Price Range and Dividends."

                                  -----------

  FOR INFORMATION CONCERNING CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       UNDERWRITING                 PROCEEDS TO
                           PRICE TO   DISCOUNTS AND   PROCEEDS TO   THE SELLING
                            PUBLIC    COMMISSIONS(1) THE COMPANY(2) STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..............
--------------------------------------------------------------------------------
Total(3)...............

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at $475,000.
(3) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 1,050,000 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Selling
    Stockholders will be             ,            and            ,
    respectively. See "Underwriting."

                                  -----------

  The shares are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares
of Common Stock will be made on or about       , 1996 at the offices of Bear,
Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
BEAR, STEARNS & CO. INC.
                 DEAN WITTER REYNOLDS INC.
                                                            GOLDMAN, SACHS & CO.

                  The date of this Prospectus is       , 1996.

                     [map entitled "Distribution Network"]

                    [photographs of products and catalogs]

     [chart entitled "The Company's Role in the Office Products Industry"]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               ----------------

    United Stationers (R) is a registered trademark and service mark of the
                                   Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements, together with the related notes thereto, appearing elsewhere herein. As used in this Prospectus, unless otherwise indicated or the context otherwise requires, references herein to the "Offering" mean the offering of Common Stock pursuant to this Prospectus and references herein to the "Company" include (i) United Stationers Inc., its direct and indirect subsidiaries, including United Stationers Supply Co. ("USSC"), the principal operating subsidiary of the Company, and (ii) the business conducted by United Stationers Inc. ("United"), Associated Holdings, Inc. ("Associated") and Associated Stationers, Inc. ("ASI"), the operating subsidiary of Associated, prior to the merger of Associated with United and ASI with USSC on March 30, 1995 (collectively, the "Merger"). Operating data presented herein for 1995 on a pro forma basis gives effect to the Merger, the Offering and the other transactions related thereto as if the Merger, the Offering and such other transactions occurred on January 1, 1995. Comparative operating data is presented on a basis of 1995 pro forma data for the Company compared to 1994 combined data (without such pro forma adjustments) for United and Associated. All share and per share data has been restated to reflect the 100% stock dividend effective November 9, 1995.

                                  THE COMPANY

  The Company is the largest general line business products wholesaler in the United States, with 1995 pro forma net sales of $2.2 billion. The Company stocks and distributes the broadest and deepest product line in the industry, consisting of over 25,000 items, including traditional office supplies, office furniture and desk accessories, computer supplies, peripherals and hardware and facilities management supplies. The Company markets its products primarily through catalogs with a total annual circulation of more than 7.5 million copies, including a general line office products catalog that has more than 900 pages. The Company supplements its general line catalog with several specialized catalogs and related marketing programs designed for the office products, office furniture, computer products, facilities management supplies and certain other specialty markets. The Company purchases its products from more than 450 manufacturers who rely on it to inventory, market and distribute their products efficiently to a broad range of approximately 12,000 resellers, consisting primarily of office products dealers (including commercial, contract and retail), computer resellers, office furniture dealers, office products superstores, mail order companies and mass merchandisers.

  The Company's distribution and customer service capabilities, together with those of its resellers, create an efficient distribution channel for office products. The Company believes that resellers find it necessary to offer a broad selection of office products to meet the diverse preferences of individual end-users. The product line offered by the Company is much broader than that which resellers can efficiently and practically stock themselves. In addition, the high level of service and overnight delivery capability provided by the Company enables resellers to meet their end-user service demands. The Company's distribution and customer service capabilities are supported by its integrated management information systems and a nationwide network of 43 strategically located and fully integrated distribution centers.

  The Company operates primarily within the approximately $65 billion office products industry. The office products industry has experienced significant changes in recent years in the channels through which products are distributed from manufacturer to end-user. The growth of national office products superstores has led to a significant reduction in the number of resellers by forcing many smaller, less efficient retail dealers out of business. In addition, there is ongoing consolidation within the contract stationer distribution channel as certain national superstores continue to acquire contract stationers to create their own in-house contract stationer divisions. Furthermore, several larger contract stationers have sought to achieve growth and economies of scale through the acquisition of smaller regional contract stationers. These larger national contract stationers, as well as other resellers, have focused on profitability as well as return on assets while maintaining extensive product offerings, high order fill rates and overnight delivery capability. As a result, resellers typically offer far more products than they stock, and therefore rely on the Company to provide them with products not typically stocked but which end-users demand on an overnight basis. The Company experienced a 10.6% growth in net sales from combined 1994 net sales of United and Associated of $2.0 billion to 1995 pro forma net sales of the Company of $2.2 billion, with no single reseller accounting for more than 5% of the Company's pro forma net sales in 1995.

  The Company serves an important role for both manufacturers and resellers. For manufacturers, the Company offers broad geographic market exposure for a wide range of their products, assumes credit risk, facilitates the introduction of new products into the marketplace by means of its widely distributed marketing materials and efficiently breaks bulk shipments into individual orders on an overnight basis. Due to the volume of its purchases, the Company is often able to qualify for better pricing and terms than are otherwise available to other office products distributors and resellers from such manufacturers. For resellers, the Company provides safety stock (inventory backup on commodity items) and stocks certain slower-moving high margin products where the demand is not sufficient for resellers to economically stock such items. In addition, the Company offers merchandising and pricing programs to address the individual needs of resellers. By efficiently aggregating demand for certain slower-moving high margin products, the Company benefits the manufacturer (by purchasing such products), the reseller (by allowing the reseller to sell such products without stocking them) and the end-user (by making such products available on an overnight basis). In addition, the Company's electronic order entry systems allow the reseller to seamlessly forward its customers' orders to the Company, resulting in the delivery of pre-sold products to the reseller or directly to its customers.

  The Company's business strategy is to improve its competitive position and increase its revenues and profitability by (i) maintaining a high level of customer service, (ii) increasing purchases from existing customers, (iii) broadening the Company's product line and customer base, (iv) emphasizing cost-effective operations and (v) increasing the overall efficiency of the Company's operations and systems.

                                THE ACQUISITION

  On March 30, 1995, Associated purchased 92.5% of the then-outstanding shares of pre-Merger United common stock for approximately $266.6 million in the aggregate pursuant to a tender offer (the "Tender Offer" and, collectively with the Merger, the "Acquisition"). See "The Company." The Merger was consummated to capitalize on the operating, purchasing and managerial synergies that were anticipated to result from the combination of the largest (United) and third largest (Associated) national office products wholesalers. Prior to completing the Merger, management developed a consolidation plan that represented a detailed program to achieve operating cost savings, including closing redundant distribution centers, as well as general and administrative and sales force consolidations. At the time of the Merger, management estimated that these synergies would result in annualized cost savings of approximately $26.0 million. The consolidation plan is expected to be substantially completed by March 30, 1996, and management believes that the full $26.0 million of annualized savings will be realized.

                                  THE OFFERING

 Common Stock Offered by the Company............... 3,500,000 shares
 Common Stock Offered by the Selling Stockholders.. 3,500,000 shares(1)
                                                    --------------------------
 Total............................................. 7,000,000 shares
                                                    ==========================
 Common Stock Outstanding after the Offering....... 16,825,839 shares(2)
 Use of Proceeds................................... The net proceeds to the
                                                    Company from the Offering
                                                    will be used to redeem all
                                                    of the outstanding shares
                                                    of preferred stock of the
                                                    Company and to redeem a
                                                    portion of senior
                                                    subordinated notes issued
                                                    by the Company's operating
                                                    subsidiary. See "Use of
                                                    Proceeds."
 Nasdaq National Market Symbol..................... USTR

--------
(1) Includes 938,350 shares of Common Stock to be issued upon exercise of warrants issued to the Company's senior lenders (the "Lender Warrants"), 182,189 shares of Common Stock to be issued upon exercise of warrants held by certain stockholders and their affiliates (the "Preferred B Warrants" and, together with the Lender Warrants, the "Warrants") and 197,044 shares of Common Stock to be issued upon conversion of shares of the Company's Nonvoting Common Stock, par value $0.01 per share ("Nonvoting Common Stock") by certain Selling Stockholders immediately prior to the Offering. Such information assumes that the Underwriters' over-allotment option is not exercised.

(2) Based on the number of shares outstanding at February 12, 1996 after giving effect to the exercise of Warrants and the conversion of shares of Nonvoting Common Stock described in Note (1) above and the conversion of the remaining 561,950 shares of Nonvoting Common Stock into shares of Common Stock immediately prior to the Offering. Does not include (i) 2,591,768 shares of Common Stock issuable upon exercise of stock options granted to employees and directors of the Company ("Employee Stock Options") and (ii) 289,088 shares issuable upon exercise of Lender Warrants that will remain outstanding after the Offering.

                        ANTICIPATED NONRECURRING CHARGES

  The Company expects to recognize a nonrecurring noncash charge during the first quarter of 1996 of approximately $31.7 million ($19.0 million net of tax benefit of $12.7 million) in compensation expense arising because certain Employee Stock Options will become exercisable upon consummation of the Offering. Such compensation expense is based on options outstanding at January 31, 1996 and a stock price of $22.75 as of February 12, 1996. Each $1.00 change in the Common Stock price will result in an adjustment to such compensation expense of approximately $2.6 million ($1.6 million net of tax benefit of $1.0 million). See "Certain Transactions--Option and Restricted Stock Awards."

  In addition, the Company expects to recognize a nonrecurring charge during the second quarter of 1996 of approximately $11.1 million ($6.7 million net of tax benefit of $4.4 million). This charge includes (i) a $6.4 million redemption premium relating to the redemption of a portion of the outstanding Notes (as hereinafter defined) with a portion of the proceeds from the Offering, (ii) a $3.8 million noncash write-off of deferred financing costs related to such redemption and (iii) $0.9 million in fees payable to Chase Manhattan Bank, N.A. ("Chase Bank") and other senior lenders to permit the application of the Company's net proceeds from the Offering as described in this Prospectus.

     SUMMARY SUPPLEMENTAL COMBINED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following table presents unaudited summary supplemental combined historical financial data for United and Associated for the years ended December 31, 1993 and 1994. This supplemental data has not been prepared in accordance with generally accepted accounting principles, which do not allow for the combination of financial data for entities that are not under common ownership. Nevertheless, management believes that this combined historical financial data, when read in conjunction with the separate historical financial statements of the Company, United and Associated prepared in accordance with generally accepted accounting principles and included elsewhere herein, may be helpful in understanding the past operations of the companies that were combined in the Merger and in evaluating an investment in the shares of Common Stock being offered. This combined historical financial data for 1993 and 1994 represents a combination of the historical financial data for United and Associated for the periods indicated without any pro forma adjustments, and is supplemental to the historical financial data of United and Associated which immediately follows.

  The following table also presents unaudited summary pro forma financial data for the Company as of and for the year ended December 31, 1995. This pro forma data should be read in conjunction with the Unaudited Pro Forma Financial Statements included elsewhere herein, which are based on the historical consolidated financial statements of the Company and its predecessors (Associated and United) after giving effect to: (i) the Acquisition and other Merger-related adjustments, (ii) the refinancing of certain debt effected in May 1995 and the repurchase (the "Series B Repurchase") of all outstanding shares of the Company's Series B Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), with the proceeds of the 12 3/4% Senior Subordinated Notes due 2005 issued by USSC (the "Notes"), (iii) the Offering and application of the Company's net proceeds therefrom primarily to redeem all outstanding shares of Series A Preferred Stock, par value $0.01 per share, of the Company ("Series A Preferred Stock") and Series C Preferred Stock, par value $0.01 per share, of the Company ("Series C Preferred Stock" and, collectively with the Series A Preferred Stock, the "Preferred Stock") and to redeem a portion of the Notes and (iv) the exercise of certain Warrants and conversion of shares of Nonvoting Common Stock into shares of Common Stock by certain Selling Stockholders in connection with the Offering, all as described in the notes thereto.

  The summary supplemental combined historical and pro forma financial data is intended for informational purposes only and is not necessarily indicative of either financial position or results of operations in the future, or that would have occurred had the events described in the preceding paragraph occurred on the indicated dates as described elsewhere herein. The following information should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of the Company and its predecessors, together with the related notes thereto, included elsewhere herein.

     SUMMARY SUPPLEMENTAL COMBINED HISTORICAL AND PRO FORMA FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    YEAR ENDED
                                                                                                   DECEMBER 31,
                            YEAR ENDED DECEMBER 31, 1993         YEAR ENDED DECEMBER 31, 1994          1995
                         ------------------------------------ ------------------------------------ ------------
                                                  COMBINED                             COMBINED
                         ASSOCIATED   UNITED    HISTORICAL(1) ASSOCIATED   UNITED    HISTORICAL(1) PRO FORMA(2)
                         ---------- ----------  ------------- ---------- ----------  ------------- ------------
INCOME STATEMENT
 DATA(3)(4)(5):
 Net sales..............  $455,731  $1,469,645   $1,925,376    $470,185  $1,520,178   $1,990,363   $ 2,201,860
 Cost of goods sold.....   350,251   1,124,480    1,474,731     357,276   1,194,328    1,551,604     1,726,021(6)
                          --------  ----------   ----------    --------  ----------   ----------   -----------
 Gross profit...........   105,480     345,165      450,645     112,909     325,850      438,759       475,839
 Total operating ex-
  penses................    94,502     298,782      393,284      94,788     284,929      379,717       394,430(6)
                          --------  ----------   ----------    --------  ----------   ----------   -----------
 Income from opera-
  tions.................  $ 10,978  $   46,383   $   57,361    $ 18,121  $   40,921   $   59,042        81,409
                          ========  ==========   ==========    ========  ==========   ==========
 Interest expense, net..                                  *                                    *        50,953(7)
                                                                                                   -----------
 Income before income
  taxes.................                                  *                                    *        30,456
 Income taxes...........                                  *                                    *        12,762
                                                                                                   -----------
 Net income.............                                  *                                    *   $    17,694
                                                                                                   ===========
 Net income per common
  and common equivalent
  share.................                                  *                                    *   $      1.00
 Average number of com-
  mon and common equiva-
  lent shares used in
  calculation...........                                  *                                    *    17,633,011
OPERATING DATA:
 EBITDA(8)..............  $ 16,481  $   67,718   $   84,199    $ 23,505  $   62,498   $   86,003   $   111,880
 EBITDA margin(9).......       3.6%        4.6%         4.4%        5.0%        4.1%         4.3%          5.1%
BALANCE SHEET DATA (AT
 YEAR END)(10):
 Working capital........                                  *                                    *   $   360,948
 Total assets...........                                  *                                    *       997,614
 Total debt and capital
  leases(11)............                                  *                                    *       503,153
 Redeemable preferred
  stock.................                                  *                                    *           --
 Redeemable warrants....                                  *                                    *           --
 Stockholders' equity...                                  *                                    *       151,006

--------
* Not meaningful as a result of the change in the capital structure of the Company due to the Merger.
(1) Combined historical financial data represents a combination without pro forma adjustment of historical financial data for Associated derived from its audited consolidated financial statements for fiscal years ended December 31, 1993 and 1994, and historical financial data for United derived from its unaudited consolidated financial statements for the twelve-month periods ended December 31, 1993 and 1994.
(2) Pro forma income statement and operating data for 1995 is presented giving effect to (i) the Acquisition and other Merger-related adjustments, (ii) the refinancing of certain debt and the Series B Repurchase effected with the proceeds of the Notes offered by USSC in May 1995 and (iii) the Offering and application of the Company's net proceeds therefrom as described in this Prospectus, all as described in the Notes to Unaudited Pro Forma Financial Statements included elsewhere herein, as if all such transactions were effected on January 1, 1995. Accordingly, the pro forma income statement is derived from the audited consolidated income statement of the Company for the year ended December 31, 1995 (which includes the twelve month results of operations of Associated but excludes United for the three months ended March 30, 1995) and the unaudited consolidated income statement of United for the three months ended March 30, 1995, giving effect to the adjustments mentioned above.
(3) The pro forma income statement data for 1995 excludes the following nonrecurring charges for fiscal year 1995: (i) extraordinary charge of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) due to the write-off of Associated's pre-Merger financing costs and original issue discount, (ii) restructuring charge of approximately $9.8 million ($5.9 million net of tax benefit of $3.9 million) for costs incurred and expected to be incurred subsequent to the Merger in connection with integration and transition (e.g., severance and the cost of closing certain facilities operated by Associated prior to the Merger) and (iii) compensation expense relating to Associated's employee stock options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million) recognized as a result of the Acquisition. Also excluded is $27.8 million of Merger-related expenses recognized by United during the three months ended March 30, 1995.
(4) The pro forma income statement data for 1995 also excludes the following nonrecurring charges expected to be recognized in 1996 relating to the anticipated completion of the Offering and application of the Company's net proceeds therefrom: (i) a noncash charge of approximately $31.7 million ($19.0 million net of tax benefit of $12.7 million) in compensation expense arising because certain Employee Stock Options will become exercisable upon consummation of the Offering and (ii) a nonrecurring charge of approximately $11.1 million ($6.7 million net of tax benefit of $4.4 million), which charge includes (A) a $6.4 million redemption premium relating to the redemption of a portion of the outstanding Notes, (B) a $3.8 million noncash write-off of deferred financing costs related to such redemption and (C) $0.9 million in fees payable to Chase Bank and other senior lenders to permit the application of the Company's net proceeds from the Offering as described in this Prospectus. The compensation expense described in (i) above is based on options outstanding at January 31, 1996 and a stock price of $22.75 as of February 12, 1996. Each $1.00 change in the Common Stock price will result in an adjustment to such compensation expense of approximately $2.6 million ($1.6 million net of tax benefit of $1.0 million). See "Certain Transactions--Option and Restricted Stock Awards" and "--Interests of Certain Persons in the Offering." For pro forma balance sheet purposes, these nonrecurring charges have been reflected.
(5) Effective January 1, 1995, Associated changed its method of accounting for the cost of inventory from the first-in, first-out ("FIFO") method to the last-in, first-out ("LIFO") method. This change resulted in the reduction of pre-tax income of the Company of approximately $8.8 million ($5.3 million net of tax benefit of $3.5 million). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General Comments" and Note 3 to the Consolidated Financial Statements of the Company included elsewhere herein.
(6) Prior to completing the Merger, management developed a consolidation plan that represented a detailed program to achieve operating cost savings, including closing redundant distribution centers, as well as general and administrative and sales force consolidations. At the time of the Merger, management estimated that these synergies would result in annualized cost savings of approximately $26.0 million. The consolidation plan is expected to be substantially completed by March 30, 1996, and management believes that the full $26.0 million of annualized savings will be realized. Pro forma cost of goods sold and operating expenses (warehousing, marketing and administrative expenses) do not include any adjustments for the portion of such cost savings which were not realized by the Company in fiscal year 1995 due to the Merger not occurring until March 30, 1995 and the phased-in implementation of management's consolidation plan over the remaining nine months of fiscal year 1995.
(7) The variable portion of pro forma interest expense is based on historical interest rates in effect during the year ended December 31, 1995 and approximates that based on current interest rates. Each 1/8 of 1% change in the base interest rate for variable rate debt has a $0.4 million effect on annual pro forma interest expense for the Company, without giving effect to the impact of any interest rate protection agreements.
(8) EBITDA is defined as earnings before interest, taxes, and depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(9) EBITDA margin represents EBITDA as a percentage of net sales.
(10) The pro forma balance sheet data is presented giving effect solely to (i) the Offering and application of the Company's net proceeds therefrom and
     (ii) the exercise of certain Warrants and conversion of shares of Nonvoting Common Stock into shares of Common Stock by certain Selling Stockholders in connection with the Offering as if these transactions were effected on December 31, 1995. See Notes (a)-(h) to the Unaudited
     Pro Forma Financial Statements included elsewhere herein.
(11) Total debt and capital leases includes current maturities.

                       SUMMARY HISTORICAL FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

  Set forth below and on the following pages is summary historical financial data for the Company and its predecessors. Although the Company was the surviving corporation in the Merger, the Acquisition was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Therefore, the income statement and operating data for the year ended December 31, 1995 reflect the financial information of Associated only for the three months ended March 30, 1995, and the results of the Company for the nine months ended December 31, 1995. The balance sheet data at December 31, 1995 reflects the consolidated balances of the Company, including the Merger-related adjustments.

                                               ASSOCIATED          THE COMPANY
                                         ------------------------  ------------
                                                                    YEAR ENDED
                                         YEAR ENDED DECEMBER 31,   DECEMBER 31,
                                         ------------------------  ------------
                                            1993         1994        1995(1)
                                         -----------  -----------  ------------
INCOME STATEMENT DATA:
  Net sales............................. $   455,731  $   470,185   $1,751,462
  Gross profit..........................     105,480      112,909      380,940
  Operating expenses:
    Warehousing, marketing and
     administrative expenses............      94,502       94,788      313,624
    Restructuring charge................         --           --         9,759
  Income from operations................      10,978       18,121       57,557
  Interest expense, net.................       7,235        7,725       46,186
  Income before income taxes and ex-
   traordinary item.....................       3,743       10,396       11,371
  Income taxes..........................         781        3,993        5,128
  Income before extraordinary item......       2,962        6,403        6,243
  Extraordinary item(2).................         --           --        (1,449)
  Net income............................       2,962        6,403        4,794
  Net income attributable to common
   stockholders.........................         915        4,210        2,796
OPERATING DATA:
  EBITDA(3).............................      16,481       23,505       81,241
  EBITDA margin(4)......................         3.6%         5.0%         4.6%
BALANCE SHEET DATA (AT YEAR END):
  Working capital....................... $    57,302  $    56,454   $  355,465
  Total assets..........................     190,979      192,479    1,001,383
  Total debt and capital leases(5)......      86,350       64,623      551,990
  Redeemable preferred stock............      20,996       23,189       18,041
  Redeemable warrants...................       1,435        1,650       39,692
  Total stockholders' equity............      11,422       24,775       30,024

--------
(1) Effective January 1, 1995, Associated changed its method of accounting for the cost of inventory from the FIFO method to the LIFO method. This change resulted in the reduction of pre-tax income of the Company of approximately $8.8 million ($5.3 million net of tax benefit of $3.5 million). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General Comments" and Note 3 to the Consolidated Financial Statements of the Company included elsewhere herein.
(2) Loss on early retirement of debt, net of tax benefit of $1.0 million.
(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and extraordinary item and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(4) EBITDA margin represents EBITDA as a percentage of net sales.
(5) Total debt and capital leases includes current maturities.

                                                UNITED
                               --------------------------------------------
                                                       SEVEN MONTHS ENDED
                                    YEAR ENDED         --------------------
                                    AUGUST 31,         MARCH 31,  MARCH 30,
                               ----------------------  ---------  ---------
                                  1993        1994      1994(1)     1995
                               ----------  ----------  ---------  ---------
INCOME STATEMENT DATA:
  Net sales................... $1,470,115  $1,473,024  $ 871,585  $ 980,575
  Gross profit on sales.......    344,519     322,901    195,865    206,718
  Operating expenses:
    Warehousing, marketing and
     administrative expenses..    298,405     286,607    170,420    174,021
    Merger-related costs......        --          --         --      27,780
  Income from operations......     46,114      36,294     25,445      4,917
  Interest expense, net.......      9,550      10,461      5,837      7,500
  Income (loss) before income
   taxes......................     36,919      26,058     19,725     (2,542)
  Income taxes................     15,559      10,309      8,185      4,692
  Net income (loss)...........     21,360      15,749     11,540     (7,234)
OPERATING DATA:
  EBITDA(2)...................     67,712      57,755     37,665     17,533
  EBITDA margin(3)............        4.6%        3.9%       4.3%       1.8%(4)
BALANCE SHEET DATA (AT PERIOD
 END):
  Working capital............. $  216,074  $  239,827  $ 297,099  $ 257,600
  Total assets................    634,786     618,550    608,728    711,839
  Total debt and capital
   leases(5)..................    150,251     155,803    227,626    233,406
  Stockholders' investment....    237,697     246,010    243,636    233,125

--------
(1) The summary financial information at and for the seven-month period ended March 31, 1994 is unaudited and in the opinion of management reflects all adjustments considered necessary for a fair presentation of such data. The results of operations for any interim period are not necessarily indicative of results of operations for the fiscal year and should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Historical Results of Operations of United" and "--Historical Liquidity and Capital Resources of United" and the financial statements of United included elsewhere in this Prospectus.
(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(3) EBITDA margin represents EBITDA as a percentage of net sales.
(4) EBITDA margin for the seven-month period ended March 30, 1995 would have been 4.6% if adjusted to exclude Merger-related expenses.
(5) Total debt and capital leases includes current maturities.

                                 RISK FACTORS

  Prospective purchasers should consider carefully the following factors, together with the other information set forth in this Prospectus, prior to purchasing the Common Stock offered hereby.

COMPETITION

  The Company operates in a highly competitive environment. The Company competes with office products manufacturers and with other national, regional and specialty wholesalers of office products, office furniture, computer products and related items. Some of such competitors are larger than the Company and have greater financial and other resources available to them than does the Company, and there can be no assurance that the Company can continue to compete successfully with such competitors. Increased competition in the office products industry, together with increased advertising, has heightened price awareness among end-users. As a result, purchasers of commodity office products have become extremely price sensitive, and therefore the Company has increased its efforts to market to resellers the continuing advantages of its competitive strengths (as compared to those of manufacturers and other wholesalers), such as marketing and catalog programs, speed of delivery, and the ability to offer resellers on a "one-stop shop" basis a broad line of business products from multiple manufacturers with lower minimum order quantities. See "Business--Competition." In addition, such heightened price awareness has led to margin pressure on commodity office products. In the event that such a trend continues, the Company's profit margins could be adversely affected.

CONSOLIDATION

  Consolidation continues throughout all levels of the office products industry. Consolidation of commercial dealers and contract stationers has resulted in (i) an increased ability of those resellers to buy goods directly from manufacturers on their own or through their participation in buying groups and (ii) fewer independent resellers to purchase from wholesalers. In addition, over the last decade, office products superstores (which largely buy directly from manufacturers) have entered virtually every major metropolitan market. Continuing consolidation could adversely affect the Company's financial results.

SUBSTANTIAL LEVERAGE

  As a result of the Acquisition, the Company has significant debt and debt service obligations. Assuming the Offering and the resulting use of proceeds to redeem all outstanding shares of Preferred Stock (including all accrued and unpaid dividends thereon through the date of such redemption) and to redeem a portion of the outstanding Notes (including a redemption premium thereon) had occurred on December 31, 1995, the Company would have had (i) $503.2 million of long-term indebtedness (including current maturities) and $151.0 million of total stockholders' equity and (ii) a long-term indebtedness to total stockholders' equity ratio of 3.3 to 1.0. See "Capitalization."

  The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, potential acquisition opportunities, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness; (iii) the Company may be more vulnerable to economic downturns, may be limited in its ability to withstand competitive pressures and may have reduced flexibility in responding to changing business and economic conditions; and (iv) fluctuations in market interest rates will affect the cost of the Company's borrowings to the extent not covered by interest rate hedge agreements because interest under the Credit Facilities (as hereinafter defined) are payable at variable rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources of the Company" and "Description of Indebtedness."

ABILITY TO SERVICE DEBT

  The Company's ability to service its indebtedness will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. The Company believes that, based upon current levels of operations, it should be able to meet its debt service obligations when due. If, however, the Company were unable to service its indebtedness, it would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital (which may substantially dilute the ownership interest of holders of Common Stock). There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources of the Company" and "Description of Indebtedness."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

  The Indenture (the "Indenture") governing the $150 million in aggregate principal amount of Notes of USSC and the credit agreement governing the Company's senior credit facilities (the "Credit Agreement") contain numerous restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. The Credit Agreement also contains a number of financial covenants that require the Company to meet certain financial ratios and tests. A failure to comply with the obligations in the Credit Agreement or the Indenture could result in an event of default under the Credit Agreement, or an event of default under the Indenture, which, if not cured or waived, could permit acceleration of the indebtedness thereunder and acceleration of indebtedness under other instruments that may contain cross-acceleration or cross-default provisions which could have a material adverse effect on the Company. See "Description of Indebtedness."

CHANGING END-USER DEMANDS

  The Company's sales and profitability are largely dependent on its ability to continually enhance its product offerings to meet changing end-user demands. End-users' traditional demands for office products have changed over the last several years as a result of, among other things, the widespread use of computers and other technological advances (resulting in the elimination or reduction in use of traditional office supplies), efforts by various businesses to establish "paperless" work environments, increased recycling efforts and a trend toward non-traditional offices (such as home-offices). The Company's ability to continually monitor and react to such trends and changes in end-user demands will be necessary to avoid adverse effects on its sales and profitability. In addition, the Company's financial results could be adversely affected if and to the extent that end-user demand for a broad product selection or the need for overnight delivery were to substantially diminish or end-user demand for a higher proportion of low margin products were to substantially increase.

IMPACT OF CHANGING MANUFACTURERS' PRICES

  The Company maintains substantial inventories to accommodate the prompt service and delivery requirements of its customers. Accordingly, the Company purchases its products on a regular basis in an effort to maintain its inventory at levels that it believes to be sufficient to satisfy the anticipated needs of its customers based upon historic buying practices and market conditions. Although the Company has historically been able to pass through manufacturer price increases to its customers on a timely basis, competitive conditions will influence how much of future price increases can be passed on to the Company's customers. Conversely, when manufacturers' prices decline, lower sales prices could result in lower margins as the Company sells existing inventory. Changes in the prices paid by the Company for its products therefore could adversely affect the Company's net sales, gross margins and net income.

EFFECT OF CHANGES IN THE ECONOMY

  Demand for office products is affected by, among other things, white collar employment levels. Changes in the economy resulting in decreased white collar employment levels may therefore adversely affect the Company's operations and profitability. In addition, pricing and, to an extent, profitability of the Company's product offerings, generally decrease under deflationary economic conditions. Deflationary swings in the economy may therefore adversely affect the Company's profitability.

EFFECTS OF THE MERGER

  Changes to the Company's product selection, ordering systems, pricing, marketing strategies and personnel effected in connection with the Company's consolidation plan may adversely affect the Company's relationship with certain resellers in the future and thereby adversely affect the Company's financial performance.

SERVICE INTERRUPTIONS

  Substantially all of the Company's shipping, warehouse and maintenance employees at certain of the Company's facilities in Chicago, Detroit, Philadelphia, Baltimore, Los Angeles, Minneapolis and New York City are covered by various collective bargaining agreements, which expire at various times during the next three years. Although the Company considers its relationships with its employees to be satisfactory, a prolonged labor dispute could have a material adverse effect on the Company's business (including its ability to deliver its products readily) as well as the Company's results of operations and financial condition. Although the Company has been able to maintain its service levels during past work stoppages by distributing to its customers from unaffected distribution centers, profitability has been reduced during such periods as a result of higher distribution costs. The Company has not experienced any work stoppages for the financial periods presented herein. The Company's ability to receive and deliver products is largely dependent on the availability of trucks utilized by manufacturers and the Company. Therefore, the occurrence of a national trucking strike could also impair the Company's operations. The Company's service levels would also be affected in the event of an interruption in operation of its computers or telecommunications network on a company-wide scale for an extended period of time, although the Company has developed contingency plans to limit its exposure.

RESTRICTIONS ON PAYMENT OF DIVIDENDS

  The Company conducts its business through USSC and has no operations of its own. The primary asset of the Company is all of the capital stock of USSC. Consequently, the Company's sole source for cash from which to make dividend payments will be dividends distributed or other payments made to it by USSC. The right of the Company to participate in any distribution of earnings or assets of USSC is subject to the prior claims of the creditors of USSC. In addition, the Indenture and the Credit Agreement contain certain restrictive covenants, including covenants that restrict or prohibit USSC's ability to pay dividends and make other distributions to the Company. Any determination to declare and pay dividends will be made by the Board of Directors of the Company (the "Board of Directors") in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant at the time. See "Common Stock Price Range and Dividend Policy" and "Description of Indebtedness."

DEPENDENCE ON KEY PERSONNEL

  The Company's success relies on the efforts and abilities of its executive officers and certain other key employees, particularly Mr. Thomas W. Sturgess, the Company's Chairman of the Board, President and Chief Executive Officer, Mr. Daniel H. Bushell, an Executive Vice President and the Chief Financial Officer of the Company, and Mr. Michael D. Rowsey and Mr. Steven R. Schwarz, each an Executive Vice President of the Company, the loss of any of whom could have a material adverse effect on the Company. The Company has entered into employment agreements having terms ranging from two to three years with the executive officers listed above. The Company currently does not have any "key man" life insurance for its key personnel.

BENEFITS TO PRINCIPAL STOCKHOLDERS AND MANAGEMENT

  Wingate Partners, L.P. ("Wingate Partners"), Wingate Partners II, L.P. ("Wingate II"), Wingate Affiliates, L.P. ("Wingate Affiliates") and Wingate Affiliates II, L.P. ("Wingate Affiliates II" and, collectively with Wingate Partners, Wingate II and Wingate Affiliates, "Wingate") will receive an estimated $43.2 million in net proceeds from the sale of an aggregate of 1,988,740 shares of Common Stock by them hereby ($56.1 million if the Underwriters' over-allotment option is exercised in full). In addition, of the estimated $75.5 million of net proceeds to be received by the Company from the Offering, approximately $4.9 million will be used to redeem all shares of Series A Preferred Stock held by Wingate. See "Use of Proceeds" and "Certain Transactions--Redemption of Series A Preferred Stock." Mr. Sturgess, the Company's Chairman, President and Chief Executive Officer, is a general partner of various entities affiliated with Wingate Partners ("Wingate entities"), including the indirect general partner of each of Wingate Partners and Wingate II. Although Mr. Sturgess has not actively participated in the management of such entities since December 31, 1995, he will ultimately receive approximately $1.7 million ($2.1 million if the Underwriters' over-allotment option is exercised in full) of the proceeds from Wingate's sale of Common Stock in the Offering and the redemption of Series A Preferred Stock held by Wingate in connection therewith. In addition, several other Selling Stockholders presently serve as directors and/or executive officers of the Company (or formerly served as directors and/or executive officers of Associated). See "Certain Transactions--Interests of Certain Selling Stockholders" and "Principal and Selling Stockholders." Furthermore, the consummation of the Offering will cause Employee Stock Options held by management of the Company to become immediately exercisable upon stockholder approval. See "Certain Transactions--Stock Option and Award Grants."

INFLUENCE OF CERTAIN STOCKHOLDERS

  As of the date of this Prospectus and after giving effect to the Offering, Wingate, Cumberland Capital Corporation ("Cumberland") and Mr. Daniel J. Good and his affiliates will beneficially own approximately 24.1%, 7.8% and 2.5%, respectively, of the outstanding shares of Common Stock (18.6%, 6.0% and 1.9%, respectively, if the Underwriters' over-allotment option is exercised in full). Four of the current nine directors of the Company are indirect general partners of Wingate Partners or Wingate II. In addition, Mr. Gary G. Miller, who is the President and a stockholder of Cumberland, and Mr. Good serve as directors of the Company. Consequently, such persons and their affiliates will continue to have significant influence over the policies of the Company and any matters submitted to a stockholder vote. See "Management--Directors and Executive Officers," "Certain Transactions" and "Principal and Selling Stockholders."

POSSIBLE VOLATILITY OF STOCK PRICE

  As a result of the Acquisition, the number of publicly traded shares of Common Stock was reduced from approximately 37.2 million shares to approximately 2.8 million shares (in each case adjusted to give effect to the 100% stock dividend effective November 9, 1995). Consequently, the market price for Common Stock has been subject to greater volatility as a result of the reduced number of publicly traded shares. In addition, the market price for shares of the Common Stock has varied significantly and may be volatile depending on news announcements and changes in general market conditions. See "Common Stock Price Range and Dividend Policy." In particular, news announcements regarding quarterly or annual results of operations, competitive developments or litigation impacting the Company could cause significant fluctuations in the Company's stock price.

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

  Future sales by existing stockholders could adversely affect the prevailing market price of the Common Stock. Upon consummation of this Offering, the Company will have 16,825,839 shares of Common Stock outstanding. In addition, 289,088 shares will be issuable upon exercise of outstanding Warrants and 2,591,768 shares will be issuable upon exercise of outstanding Employee Stock Options. Of the shares of Common Stock that will be outstanding after this Offering, approximately 10,470,832 shares (not including 289,088 shares issuable upon exercise of outstanding Lender Warrants) will be freely tradable without restriction or further registration under the Securities Act. Subject to Rule 144 under the Securities Act (as currently in effect), after expiration of certain lock-up agreements between the Underwriters and the Company and certain of its officers and directors and stockholders (or earlier with the consent of the representative of the Underwriters), approximately 6,355,007 shares (5,305,007 shares if the Underwriters' over-allotment option is exercised in full) will become eligible at various times for sale in the public market beginning on March 31, 1997. In addition, certain stockholders and holders of Lender Warrants have previously been granted registration rights entitling them to demand, in certain circumstances, that the Company register the shares of Common Stock and/or Lender Warrants held by them for sale under the Securities Act. In connection therewith, the Company has effected a shelf registration with respect to all shares of Common Stock issuable upon exercise of the Lender Warrants and all shares of Nonvoting Common Stock (which will be converted into Common Stock prior to the Offering) held by Chase Bank (collectively representing an aggregate of 851,038 shares of Common Stock after the Offering). See "Certain Transactions--Registration Rights Agreements." The Company also intends to register under the Securities Act the shares of Common Stock issuable upon exercise of certain Employee Stock Options after the amendment to the plan under which such options were granted has received stockholder approval, which approval is expected to be obtained at the Company's annual meeting to be held in May 1996. Following the consummation of this Offering, sales of substantial amounts of Common Stock in the public market, pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Shares Eligible for Future Sale."

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN DOCUMENTS

  Assuming the redemption of all of the outstanding shares of Preferred Stock with a portion of the proceeds of the Offering, the Company will have available for issuance 1.5 million shares of preferred stock, which the Board of Directors is authorized to issue, in one or more series, without any further action on the part of the Company's stockholders. Subject to limitations imposed by law or the Company's Restated Certificate of Incorporation (as amended from time to time, the "Charter"), the Board of Directors is empowered to determine the designation of and the number of shares constituting each series of preferred stock; the dividend rate for each series; the terms and conditions of any voting, conversion and exchange rights for each series; the amounts payable on each series upon redemption or the Company's liquidation, dissolution or winding-up; the provisions of any sinking fund for the redemption or purchase of shares of any series; and the preferences and the relative rights among the series of preferred stock. At the discretion of the Board of Directors, and subject to its fiduciary duties, the preferred stock could be used to deter any takeover attempt, by tender offer or otherwise. In addition, preferred stock could be issued with voting and conversion rights which could adversely affect the voting power and/or economic value to holders of Common Stock. The issuance of preferred stock could also result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation. Upon completion of this Offering and after giving effect to the use of the proceeds therefrom, no shares of preferred stock will be outstanding.

  The Company's Charter and Restated Bylaws (as amended from time to time, the "Bylaws") contain certain other provisions that may be deemed to have anti-takeover effects and may delay, deter or prevent a takeover attempt that a stockholder of the Company might consider to be in the best interests of the Company or its stockholders. See "Description of Capital Stock--Special Provisions of the Charter and Bylaws." In addition, the Indenture provides that, upon the occurrence of a change of control (which term includes the acquisition by any person or group of more than 50% of the voting power of the outstanding Common Stock or certain significant changes in the composition of the Board of Directors), the Company shall be obligated to offer to repurchase all outstanding Notes at a purchase price of 101% of the principal amount thereof. Such obligation, if it arose, could have a material adverse effect on the Company. Such provision could also delay, deter or prevent a takeover attempt. See "Description of Indebtedness--Notes."

                                  THE COMPANY

  United's operating subsidiary, USSC, began operations in 1922 under the name Utility Supply Company, and has operated under its current name since 1960. In June 1992, United acquired Stationers Distributing Company, Inc. ("SDC"), a privately held office products wholesaler (the "SDC Acquisition"). SDC was based in Fort Worth, Texas, and operated 22 distribution facilities throughout the continental United States. Prior to such acquisition, SDC had annual revenues of more than $400 million. Associated was formed in January 1992 by an investor group led by Wingate Partners to effect the acquisition (the "Associated Transaction") of the wholesale office products division of Boise Cascade Office Products Corporation ("BCOP"). To further its geographical presence and increase market share, in October 1992 Associated acquired (the "Lynn-Edwards Acquisition") Lynn-Edwards Corp., a privately held office products wholesaler based in Sacramento, California ("Lynn-Edwards").

  On March 30, 1995, Associated purchased 92.5% of the then-outstanding shares of pre-Merger United common stock for approximately $266.6 million in the aggregate pursuant to the Tender Offer. Immediately thereafter, Associated merged with and into United, and ASI merged with and into USSC, with the Company and USSC continuing as the respective surviving corporations. As a result of share conversions in the Merger, immediately after the Merger, (i) the former holders of common stock and common stock equivalents of Associated owned shares of Common Stock and warrants or options to purchase shares of Common Stock constituting in the aggregate approximately 80% of the shares of Common Stock on a fully diluted basis, and (ii) holders of pre-Merger United common stock owned in the aggregate approximately 20% of the shares of Common Stock on a fully diluted basis. As a result of the Merger, USSC assumed $430 million of indebtedness incurred by ASI in connection with the Acquisition. In order to refinance a portion of such indebtedness, USSC subsequently sold $150 million aggregate principal amount of its Notes. See "Description of Indebtedness."

  The principal executive offices of the Company are located at 2200 East Golf Road, Des Plaines, Illinois 60016-1267, telephone number (847) 699-5000.

                                USE OF PROCEEDS

  The net proceeds to the Company from this Offering (after deducting applicable underwriting discounts and estimated expenses payable by the Company) are estimated to be approximately $75.5 million. Such net proceeds will be used substantially as follows:

    (i) Approximately $7.8 million will be used to redeem all outstanding shares of Series A Preferred Stock (including accrued and unpaid dividends thereon through the date of such redemption);

    (ii) Approximately $11.1 million will be used to redeem all outstanding shares of Series C Preferred Stock (including accrued and unpaid dividends thereon through the date of such redemption);

    (iii) Approximately $56.4 million will be contributed to USSC to enable USSC to exercise its Equity Clawback Option (as defined under "Description of Indebtedness--Notes") and thereby redeem a portion of the outstanding Notes and pay the redemption premium thereon of approximately $6.4 million; and

    (iv) Any remaining net proceeds to the Company will be used to pay certain fees and expenses incurred in connection with the consummation of the Offering, including a $0.9 million fee payable to Chase Bank and other senior lenders in connection with a waiver of certain provisions of the Credit Agreement in order to permit the application of the Company's net proceeds from the Offering as described in this Prospectus.

  The redemption of Preferred Stock and Notes described above will be effected as soon as practicable following consummation of the Offering. Pending such redemptions, the Company will use the net proceeds allocated to such redemptions to temporarily reduce borrowings outstanding under the revolving credit facility under the Credit Agreement (the "Revolving Credit Facility").

  The Notes mature on May 1, 2005, and bear interest at the rate of 12 3/4% per annum, payable semi-annually on May 1 and November 1 of each year. See "Description of Indebtedness--Notes" for a description of additional provisions of the Notes and the Company's use of the proceeds therefrom.

  A portion of the Series A Preferred Stock to be redeemed by the Company is beneficially owned by Wingate and certain directors and executive officers of the Company (including Thomas W. Sturgess, Chairman of the Board, President and Chief Executive Officer of the Company), some of whom are also Selling Stockholders. See "Certain Transactions--Interests of Certain Selling Stockholders" and "Principal and Selling Stockholders."

  The Company will not receive any of the proceeds from the sale of 3,500,000 shares of Common Stock by the Selling Stockholders.

                 COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

  The Common Stock is quoted through the Nasdaq National Market under the symbol "USTR." The following table sets forth on a per share basis, for the periods indicated, the high and low closing sale prices per share for the Common Stock as reported by the Nasdaq National Market. All stock price information has been restated to reflect the 100% stock dividend effective November 9, 1995.

                                                               HIGH      LOW
                                                              -------  -------
      1995
        First Quarter........................................      *     *
        Second Quarter....................................... $ 9 5/16 $ 8 9/16
        Third Quarter........................................ $15 1/2  $ 8 11/16
        Fourth Quarter....................................... $27 3/4  $13 1/4
      1996
        First Quarter (through February 12, 1996)............ $30 1/4  $22 3/4

--------
* Due to the significant changes in the Company's capital structure resulting from the Merger, stock price information for periods prior to the Merger has not been included as it is not comparable to the stock price information since the Merger.

  On February 12, 1996, the last reported sale price of the Common Stock as quoted on the Nasdaq National Market was $22.75 per share, and there were approximately 1,084 holders of record of Common Stock.

  The Company does not currently intend to pay any cash dividends on the Common Stock. Furthermore, as a holding company, the ability of the Company to pay dividends in the future is dependent upon the receipt of dividends or other payments from its operating subsidiary, USSC. The payment of dividends by USSC to the Company for purposes of paying dividends to holders of Common Stock is effectively prohibited by the Credit Agreement and the Indenture. See "Risk Factors--Restrictions on Payment of Dividends" and "Description of Indebtedness."

                                CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company at December 31, 1995 and at December 31, 1995 as adjusted to give effect to
(i) the issuance and sale by the Company of shares of Common Stock offered hereby at an assumed public offering price of $22.85 per share and the application of the net proceeds therefrom to (A) redeem all of the outstanding shares of Preferred Stock and (B) to redeem a portion of the outstanding Notes, (ii) the exercise of Warrants and conversion of shares of Nonvoting Common Stock into shares of Common Stock by certain Selling Stockholders in connection with the Offering and (iii) termination of the put feature of the Lender Warrants resulting from the consummation of the Offering. See "Use of Proceeds" and "Principal and Selling Stockholders." The table set forth below should be read in conjunction with the Consolidated Financial Statements and Unaudited Pro Forma Financial Statements of the Company, together with the related notes thereto, included elsewhere herein.

                                                          AT DECEMBER 31, 1995
                                                         ----------------------
                                                         HISTORICAL AS ADJUSTED
                                                         ---------- -----------
                                                         (DOLLARS IN THOUSANDS)
Current maturities of long-term debt and capital
 leases.................................................  $ 23,886   $ 23,886
                                                          --------   --------
Long-term debt, excluding current maturities:
  Revolving credit facility.............................   185,000    186,163
  Term loan facilities..................................   159,153    159,153
  12 3/4% Senior Subordinated Notes due 2005............   150,000    100,000
  Other long-term debt and capital leases...............    33,951     33,951
                                                          --------   --------
    Total long-term debt and capital leases.............   528,104    479,267
                                                          --------   --------
Redeemable preferred stock:
  Series A..............................................     7,437        --
  Series C..............................................    10,604        --
                                                          --------   --------
    Total redeemable preferred stock....................    18,041        --
                                                          --------   --------
Redeemable warrants(1)..................................    39,692        --
                                                          --------   --------
Stockholders' equity:
  Common stock, $0.10 par value; 40,000,000 shares au-
   thorized;
   11,446,306 shares issued and outstanding;
   16,825,839 shares issued and outstanding as adjust-
   ed(1)(2)(3)..........................................     1,145      1,680
  Nonvoting common stock, $0.01 par value;
   5,000,000 shares authorized; 758,994 shares issued
   and outstanding;
   no issued and outstanding shares as adjusted(3)(4)...         8        --
  Additional paid in capital............................    28,871    166,985
  Lender warrants(1)....................................       --       8,022
  Retained earnings (accumulated deficit)...............       --     (25,681)
                                                          --------   --------
    Total stockholders' equity..........................    30,024    151,006
                                                          --------   --------
  Total capitalization (including current maturities of
   long-term debt and
   capital leases)......................................  $639,747   $654,159
                                                          ========   ========

--------
(1) Immediately prior to the Offering, Lender Warrants exercisable for an aggregate of 938,350 shares of Common Stock and Preferred B Warrants exercisable for an aggregate of 182,189 shares of Common Stock will be exercised by certain Selling Stockholders. See "Principal and Selling Stockholders." The Lender Warrants have a put feature that will terminate upon the consummation of the Offering. See "Description of Capital Stock-- Lender Warrants."
(2) Does not include (i) 2,591,768 shares of Common Stock issuable upon exercise of Employee Stock Options, (ii) 1,409,627 shares (289,088 shares on an as adjusted basis) of Common Stock issuable upon exercise of Warrants and (iii) 758,994 shares (no shares on an as adjusted basis) of Common Stock issuable upon conversion of outstanding shares of Nonvoting Common Stock. See "Description of Capital Stock--Capital Stock of the Company."
(3) Immediately prior to the Offering, all shares of Nonvoting Common Stock will be converted into shares of Common Stock (on a one-for-one basis) by certain Selling Stockholders. See "Principal and Selling Stockholders."
(4) Does not include 1,227,438 shares (289,088 shares on an as adjusted basis) of Nonvoting Common Stock issuable upon exercise of Lender Warrants. Lender Warrants are exercisable for shares of either Common Stock or Nonvoting Common Stock at the option of the holder thereof. See "Description of Capital Stock--Lender Warrants."

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The following unaudited pro forma financial statements are based on the historical financial statements of the Company and its predecessors. The pro forma income statement gives effect to (i) the Acquisition and other Merger-related adjustments, (ii) the refinancing of certain debt effected in May 1995 and the Series B Repurchase effected with the proceeds of the Notes, (iii) the Offering and application of the Company's net proceeds therefrom primarily to redeem all outstanding shares of Preferred Stock and to redeem a portion of the Notes, and (iv) the exercise of certain Warrants and conversion of shares of Nonvoting Common Stock into shares of Common Stock by certain Selling Stockholders in connection with the Offering, all as described in the Notes to Unaudited Pro Forma Financial Statements included elsewhere herein, as if all such transactions were effected on January 1, 1995. Although the Company was the surviving corporation in the Merger, the Acquisition was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Accordingly, the pro forma income statement combines the audited consolidated income statement of the Company for the year ended December 31, 1995 (which includes the twelve month results of operations of Associated but excludes United for the three months ended March 30, 1995) and the unaudited consolidated income statement of United for the three months ended March 30, 1995. The pro forma balance sheet is presented giving effect solely to (i) the Offering and the application of the Company's net proceeds therefrom as described in this Prospectus and (ii) the exercise of certain Warrants and conversion of shares of Nonvoting Common Stock into shares of Common Stock by certain Selling Stockholders in connection with the Offering as if these transactions were effected on December 31, 1995.

  The pro forma income statement does not include any adjustments for the portion of estimated Merger-related cost savings which were not realized by the Company in fiscal year 1995. At the time of the Merger, management estimated that synergies from the integration and consolidation of Associated's and United's operations after the Merger would result in annualized cost savings of approximately $26.0 million, and developed a detailed twelve-month plan to achieve such cost savings. The consolidation plan is expected to be substantially completed by March 30, 1996, and management believes that the full $26.0 million of annualized savings will be realized.

  The pro forma income statement data for 1995 excludes the following nonrecurring charges for fiscal year 1995: (i) extraordinary charge of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) due to the write-off of Associated's pre-Merger financing costs and original issue discount, (ii) restructuring charge of approximately $9.8 million ($5.9 million net of tax benefit of $3.9 million) for costs incurred and expected to be incurred subsequent to the Merger in connection with integration and transition (e.g., severance and the cost of closing certain facilities operated by Associated prior to the Merger) and (iii) compensation expense relating to Associated's employee stock options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million) recognized as a result of the Acquisition. Also excluded is $27.8 million of Merger-related expenses recognized by United during the three months ended March 30, 1995.

  The pro forma income statement data for 1995 also excludes the following nonrecurring charges expected to be recognized in 1996 relating to the anticipated completion of the Offering and application of the Company's net proceeds therefrom: (i) a noncash charge of approximately $31.7 million ($19.0 million net of tax benefit of $12.7 million) in compensation expense arising because certain Employee Stock Options will become exercisable upon consummation of the Offering, and (ii) a nonrecurring charge of approximately $11.1 million ($6.7 million net of tax benefit of $4.4 million), which charge includes (A) a $6.4 million redemption premium relating to the redemption of a portion of the outstanding Notes, (B) a $3.8 million noncash write-off of deferred financing costs related to such redemption and (C) $0.9 million in fees payable to Chase Bank and other senior lenders to permit the application of the Company's net proceeds from the Offering as described in this Prospectus. The compensation expense described in (i) above is based on options outstanding at January 31, 1996 and a stock price of $22.75 as of February 12, 1996. Each $1.00 change in the Common Stock price will result in an adjustment to such compensation expense of approximately $2.6 million ($1.6 million net of tax benefit of $1.0 million). See "Certain Transactions--Option and Restricted Stock Awards" and "--Interests of Certain Persons in the Offering." For pro forma balance sheet purposes, these nonrecurring charges have been reflected.

  The unaudited pro forma financial statements are intended for informational purposes only and are not necessarily indicative of the future financial position or future results of operations of the Company after the Offering, or of the financial position or results of operations of the Company that would have actually occurred had the Acquisition, the Merger, the refinancing of certain debt and the Series B Repurchase effected with a portion of the proceeds of the Notes, the Offering and the application of the Company's net proceeds therefrom as described in this Prospectus and the exercise of certain Warrants and conversion of shares of Nonvoting Common Stock into shares of Common Stock by certain Selling Stockholders in connection with the Offering occurred on the date or at the beginning of the period presented. The unaudited pro forma financial statements and the accompanying notes should be read in conjunction with, and are qualified in their entirety by, the Consolidated Financial Statements of the Company and its predecessors, together with the related notes thereto, included elsewhere herein.

                            UNITED STATIONERS INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                             AT DECEMBER 31, 1995
                            (DOLLARS IN THOUSANDS)

                                                         PRO FORMA
                                             HISTORICAL ADJUSTMENTS    PRO FORMA
                                             ---------- -----------    ---------
ASSETS
  Current assets:
    Cash and cash equivalents............... $   11,660  $    --       $ 11,660
    Accounts receivable.....................    265,827       --        265,827
    Inventories.............................    381,618       --        381,618
    Other...................................     30,903       --         30,903
                                             ----------  --------      --------
      Total current assets..................    690,008       --        690,008
  Net property, plant and equipment.........    199,981       --        199,981
  Goodwill, net.............................     77,786       --         77,786
  Other.....................................     33,608    (3,769)(a)    29,839
                                             ----------  --------      --------
      Total Assets.......................... $1,001,383  $ (3,769)     $997,614
                                             ==========  ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Current maturities of long-term debt and
     capital leases......................... $   23,886  $    --       $ 23,886
    Accounts payable........................    194,567       --        194,567
    Accrued expenses........................    107,622    (1,062)(b)   106,560
    Accrued income taxes....................      8,468    (4,421)(c)     4,047
                                             ----------  --------      --------
      Total current liabilities.............    334,543    (5,483)      329,060
  Deferred income taxes.....................     34,380   (12,698)(d)    21,682
  Long-term obligations:
    Long-term debt..........................    526,198   (48,837)(e)   477,361
    Deferred obligations and other liabili-
     ties...................................     18,505       --         18,505
  Redeemable preferred stock................     18,041   (18,041)(f)       --
  Redeemable warrants.......................     39,692   (39,692)(g)       --
  Stockholders' equity......................     30,024   120,982 (h)   151,006
                                             ----------  --------      --------
      Total Liabilities and Stockholders'
       Equity .............................. $1,001,383  $ (3,769)     $997,614
                                             ==========  ========      ========

      See accompanying Notes to Unaudited Pro Forma Financial Statements.

                             UNITED STATIONERS INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        PRO FORMA
                         THE COMPANY      UNITED       ADJUSTMENTS                 PRO FORMA
                           FOR THE     FOR THE THREE RELATING TO THE              ADJUSTMENTS
                          YEAR ENDED   MONTHS ENDED  ACQUISITION AND  PRO FORMA    RELATING
                         DECEMBER 31,    MARCH 30,   THE ISSUANCE OF   PRIOR TO     TO THE
                             1995          1995         THE NOTES    THE OFFERING  OFFERING      PRO FORMA
                         ------------  ------------- --------------- ------------ -----------   -----------
INCOME STATEMENT DATA:
 Net sales.............. $ 1,751,462     $450,398        $   --      $ 2,201,860    $   --      $ 2,201,860
 Cost of goods sold.....   1,370,522      355,499            --        1,726,021        --        1,726,021
                         -----------     --------        -------     -----------    -------     -----------
 Gross profit...........     380,940       94,899            --          475,839        --          475,839
 Operating expenses:
   Warehousing,
    marketing and
    administrative
    expenses............     313,624       80,863            (57)(i)     394,430        --          394,430
   Merger-related
    costs...............         --        27,780        (27,780)(j)         --         --              --
   Restructuring
    charge..............       9,759          --          (9,759)(k)         --         --              --
                         -----------     --------        -------     -----------    -------     -----------
     Total operating
      expenses..........     323,383      108,643        (37,596)        394,430        --          394,430
                         -----------     --------        -------     -----------    -------     -----------
 Income (loss) from op-
  erations..............      57,557      (13,744)        37,596          81,409        --           81,409
 Interest expense,
  net...................      46,186        3,372          9,114 (l)      58,672     (7,719)(p)      50,953
                         -----------     --------        -------     -----------    -------     -----------
 Income (loss) before
  income taxes
  (benefit) and
  extraordinary item....      11,371      (17,116)        28,482          22,737      7,719          30,456
 Income taxes (bene-
  fit)..................       5,128       (1,207)         5,753 (m)       9,674      3,088 (m)      12,762
                         -----------     --------        -------     -----------    -------     -----------
 Income (loss) before
  extraordinary item....       6,243      (15,909)        22,729          13,063      4,631          17,694
 Extraordinary
  item(1)...............      (1,449)         --           1,449 (n)         --         --              --
                         -----------     --------        -------     -----------    -------     -----------
 Net income (loss)......       4,794      (15,909)        24,178          13,063      4,631          17,694
   Preferred stock
    dividends issued and
    accrued.............       1,998          --            (332)(o)       1,666     (1,666)(q)         --
                         -----------     --------        -------     -----------    -------     -----------
 Net income (loss)
  attributable to
  common stockholders... $     2,796     $(15,909)       $24,510     $    11,397    $ 6,297     $    17,694
                         ===========     ========        =======     ===========    =======     ===========
 Net income (loss) per
  common and common
  equivalent share
  (primary and fully
  diluted):
   Income before
    extraordinary item.. $      0.33                                                            $      1.00
   Extraordinary item...        (.11)                                                                   --
                         -----------                                                            -----------
   Net income per common
    and common
    equivalent share.... $      0.22                                                            $      1.00
                         ===========                                                            ===========
   Average number of
    common shares used
    in primary calcula-
    tion................  12,809,212                                                             17,633,011
                         ===========                                                            ===========
   Average number of
    common shares used
    in fully diluted
    calculation.........  12,913,229                                                             17,633,011
                         ===========                                                            ===========
OPERATING DATA:
 EBITDA(2).............. $    81,241                                                            $   111,880
 EBITDA margin(3).......         4.6%                                                                   5.1%

--------
(1) Loss on early retirement of debt, net of tax benefit of $1.0 million.
(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and extraordinary item and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(3) EBITDA margin represents EBITDA as a percentage of net sales.

      See accompanying Notes to Unaudited Pro Forma Financial Statements.

                            UNITED STATIONERS INC.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The pro forma financial statements have been prepared giving effect to the following:

(1) Associated acquired 92.5% of United's outstanding shares for approximately $266.6 million. Outstanding options to purchase United's shares were retired for approximately $3.0 million. Prior to the Acquisition, certain stockholders of Associated and their affiliates purchased shares of Associated common stock for $12.0 million. As a result of the Acquisition, stockholders of United whose shares were not acquired in the Tender Offer held a 20.0% ownership interest in the Company on a fully diluted basis immediately after the Acquisition. Chase Manhattan Investment Holdings, Inc. ("CMIHI"), an affiliate of Chase Bank, the agent and a lender under the Credit Agreement, received from the Company a 2.0% ownership interest in the Company on a fully diluted basis immediately after the Merger and received from the pre-Merger holders of Associated common stock an additional 2.0% ownership interest immediately after the May 1995 issuance of the Notes. The remaining 76.0% of the Common Stock on a fully diluted basis immediately after the May 1995 issuance of the Notes was held by former holders of Associated common stock, warrants and options. Shares of Associated common stock were converted into shares of Common Stock as a result of the Merger.

(2) The total purchase price for the United common stock in the Acquisition, including the ownership interest held by the pre-Merger stockholders of United and transaction costs of $6.2 million, was approximately $294.5 million. The purchase price was allocated to the net assets of United based on fair values at the date of the Acquisition with the excess of cost over fair value allocated to goodwill. The purchase price allocation to property, plant and equipment is being amortized over the estimated useful lives ranging from 3 to 40 years and goodwill is being amortized over 40 years.

    The total purchase price of United by Associated and its allocation to assets and liabilities acquired are as follows (dollars in thousands):

   Purchase price:
     Price of United shares purchased by Associated................... $266,629
     Fair value of United shares not acquired by Associated...........   21,618
     Transaction costs................................................    6,309
                                                                       --------
     Total purchase price............................................. $294,556
                                                                       ========
   Allocation of purchase price:
     Current assets................................................... $542,993
     Property, plant and equipment....................................  151,012
     Goodwill.........................................................   74,503
     Other assets.....................................................    7,699
     Liabilities assumed.............................................. (481,651)
                                                                       --------
     Total purchase price............................................. $294,556
                                                                       ========

(3) The Offering price for the shares of Common Stock is assumed to be $22.85 per share.

(4) The pro forma balance sheet reflects a noncash charge of approximately $31.7 million ($19.0 million net of tax benefit of $12.7 million) in compensation expense to be recognized because certain Employee Stock Options will become exercisable upon consummation of the Offering. Such compensation expense is based on options outstanding at January 31, 1996 and stock price information as of February 12, 1996. Each $1.00 change in the Common Stock price will result in an adjustment to such compensation expense of approximately $2.6 million ($1.6 million net of tax benefit of $1.0 million). See "Certain Transactions--Option and Restricted Stock Awards." For pro forma income statement purposes, this one-time nonrecurring noncash charge has been excluded.

(5) The variable portion of pro forma interest expense is based on historical interest rates in effect during the year ended December 31, 1995 and approximates that based on current interest rates. Each 1/8 of 1% change in the base interest rate for variable rate debt has a $0.4 million effect on annual pro forma interest expense for the Company, without giving effect to the impact of any interest rate protection agreements.

(6) Income taxes have been provided for pro forma adjustments relating to the Acquisition and the issuance of Notes at historical rates and for pro forma adjustments relating to the Offering at 40.0%.

  Pro forma adjustments have been made to the Pro Forma Balance Sheet to reflect solely the following effects of the Offering and use of proceeds therefrom:

(a) Write-off of deferred financing costs relating to the redemption of a portion of the Notes.

(b) Payment of accrued interest in conjunction with redemption of a portion of the Notes using a portion of the proceeds of the Offering.

(c) Adjustment to current income tax liability for tax effect of write-off of deferred financing costs and payment of redemption premium.

(d) Adjustment to deferred taxes to reflect tax effect of compensation expense relating to Employee Stock Options.

(e) Redemption of $50.0 million aggregate principal amount of Notes using a portion of the proceeds of the Offering and additional borrowings under the Revolving Credit Facility of $1.2 million to pay accrued interest on the Notes through the date of redemption and a portion of the fees payable to Chase Bank and the other senior lenders.

(f) Redemption of all of the outstanding shares of Preferred Stock, together with accrued and unpaid dividends thereon through the date of such redemption using a portion of the proceeds of the Offering.

(g) Exercise of a portion of the Lender Warrants and termination of the put feature of the remaining portion of the Lender Warrants.

                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
                                                                      ----------
(h)Issuance of shares of Common Stock by the Company in conjunction with the Offering (net of underwriting discounts and
     commissions)...................................................  $  75,985
Adjustment to additional paid in capital for Offering-related fees..       (475)
Adjustment to Common Stock and additional paid in capital due to
     exercise of certain Lender Warrants............................     31,670
Reclassification of Lender Warrants not exercised due to termination
     of the put feature.............................................      8,022
Adjustment to Employee Stock Options (see (4) above)................     31,746
Adjustment to retained earnings for compensation expense relating to
     Employee Stock Options (net of tax effect of $12,698)..........    (19,048)
Adjustment to retained earnings due to loss on early retirement of
     debt (net of tax effect of $4,421).............................     (6,633)
Accrual of preferred stock dividends................................       (285)
Conversion of Shares of Nonvoting Common Stock into Shares of Common
     Stock by certain Selling Stockholders in connection with the
     Offering.......................................................        --
                                                                      ---------
                                                                      $ 120,982
                                                                      =========

  Pro forma adjustments have been made to the Pro Forma Income Statement to reflect the following (dollars in thousands):

(i) Assuming the Acquisition was effected on January 1, 1995:

   Incremental amortization of goodwill...............................  $  166
   Incremental depreciation of plant, property and equipment..........   1,277
   Elimination of non-recurring compensation expense relating to
    Employee Stock Options recognized as a result of the Acquisition..  (1,500)
                                                                        ------
                                                                        $  (57)
                                                                        ======

(j) Elimination of non-recurring Merger-related expenses recognized by United.

(k) Elimination of non-recurring charge for restructuring costs incurred or expected to be incurred in connection with integration and consolidation subsequent to the Acquisition.

(l) Incremental interest expense on debt and elimination of amortization of financing costs and original issue discount relating to retired debt (assuming that (i) the Acquisition and (ii) the issuance of the Notes and use of proceeds therefrom were each effected on January 1, 1995).

(m) Income tax effect of the pro forma adjustments.

(n) Eliminates effects of the May 1995 nonrecurring write-off of deferred financing costs and original issue discount relating to debt which was retired.

(o) Adjustment of preferred stock dividends for the Series B Repurchase.

(p) Adjustment to interest expense for the redemption of a portion of the Notes using a portion of the proceeds of the Offering.

(q) Adjustment of preferred stock dividends for redemption of all of the outstanding shares of Preferred Stock using a portion of the proceeds of the Offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  Set forth below and on the following pages is selected historical consolidated financial data for the Company and its predecessors. Although the Company was the surviving corporation in the Merger, the Acquisition was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Therefore, the income statement and operating and other data for the year ended December 31, 1995 reflect the financial information of Associated only for the three months ended March 31, 1995 and the results of the Company for the nine months ended December 31, 1995. The balance sheet data at December 31, 1995 reflects the consolidated balances of the Company, including various Merger-related adjustments.

THE COMPANY/ASSOCIATED

  The selected consolidated financial data of Associated's predecessor set forth below for the fiscal year ended December 31, 1991 and for the one-month period ended January 31, 1992 (when the Associated Transaction was consummated) are derived from the unaudited financial statements of Associated's predecessor for such periods. Associated accounted for the Associated Transaction using the purchase method of accounting. There are material operational and accounting differences between Associated's predecessor and Associated resulting from the Associated Transaction. Accordingly, the historical financial data of Associated's predecessor may not be comparable in all material respects with data of Associated.

  The selected consolidated financial data of Associated set forth below for the period from January 31, 1992 to December 31, 1992 and for the fiscal years ended December 31, 1993 and 1994 has been derived from the consolidated financial statements of Associated which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data of the Company for the fiscal year ended December 31, 1995 (which for income statement and operating and other data includes Associated only for the three months ended March 30, 1995 and the results of the Company for the nine months ended December 31, 1995) has been derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. All selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Historical Results of Operations of the Company/Associated" and "--Liquidity and Capital Resources of the Company" and the Consolidated Financial Statements of the Company and Associated, together with the related notes thereto, included elsewhere herein.

                             PREDECESSOR(1)(2)               ASSOCIATED             THE COMPANY
                          ------------------------ -------------------------------  ------------
                                        JANUARY 1   JANUARY 31
                           YEAR ENDED      TO           TO         YEAR ENDED        YEAR ENDED
                          DECEMBER 31, JANUARY 31, DECEMBER 31,   DECEMBER 31,      DECEMBER 31,
                          ------------ ----------- ------------ ------------------  ------------
                            1991(3)      1992(4)       1992       1993      1994        1995
                          ------------ ----------- ------------ --------  --------  ------------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales...............    $411,343     $39,016     $359,779   $455,731  $470,185   $1,751,462
Cost of goods sold......     308,090      29,874      276,546    350,251   357,276    1,370,522
                            --------     -------     --------   --------  --------   ----------
 Gross profit...........     103,253       9,142       83,233    105,480   112,909      380,940
Operating expenses(5)...      88,374       7,723       72,880     94,502    94,788      323,383
                            --------     -------     --------   --------  --------   ----------
 Income from opera-
  tions.................    $ 14,879     $ 1,419       10,353     10,978    18,121       57,557
                            ========     =======
Interest expense, net...                                5,626      7,235     7,725       46,186
                                                     --------   --------  --------   ----------
 Income before income
  taxes and
  extraordinary item....                                4,727      3,743    10,396       11,371
Income taxes............                                1,777        781     3,993        5,128
                                                     --------   --------  --------   ----------
 Income before extraor-
  dinary item...........                                2,950      2,962     6,403        6,243
Extraordinary item(6)...                                  --         --        --        (1,449)
                                                     --------   --------  --------   ----------
Net income..............                             $  2,950   $  2,962  $  6,403   $    4,794
                                                     ========   ========  ========   ==========
Net income attributable
 to common stockhold-
 ers....................                             $  1,501   $    915  $  4,210   $    2,796
                                                     ========   ========  ========   ==========
Net income per common
 and common equivalent
 share (primary and
 fully diluted)
 Income before extraor-
  dinary item...........                             $   0.19   $   0.11  $   0.51   $     0.33
 Extraordinary item.....                                  --         --        --         (0.11)
                                                     --------   --------  --------   ----------
 Net income.............                             $   0.19   $   0.11  $   0.51   $     0.22
                                                     ========   ========  ========   ==========
Cash dividends declared
 per share..............         --          --           --         --        --           --
OPERATING AND OTHER DA-
 TA:
EBITDA(7)...............    $ 18,028     $ 1,661     $ 14,875   $ 16,481  $ 23,505   $   81,241
EBITDA margin(8)........         4.4%        4.3%         4.1%       3.6%      5.0%         4.6%(9)
Depreciation and amorti-
 zation(10).............    $  3,149     $   242     $  4,522   $  5,503  $  5,384   $   23,684
Capital expenditures,
 net....................         273         (36)       4,289      3,273       554        8,017

                                                                        THE
                           PREDECESSOR(1)         ASSOCIATED          COMPANY
                           -------------- -------------------------- ----------
                                             AT DECEMBER 31,
                           ----------------------------------------------------
                              1991(3)       1992     1993     1994      1995
                           -------------- -------- -------- -------- ----------
                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..........     $ 54,373    $ 46,396 $ 57,302 $ 56,454 $  355,465
Total assets.............      140,756     179,069  190,979  192,479  1,001,383
Total debt and capital
 leases(11)..............          --       78,297   86,350   64,623    551,990
Redeemable preferred
 stock...................          --       18,949   20,996   23,189     18,041
Redeemable warrants......          --        1,435    1,435    1,650     39,692
Total stockholders' or
 predecessor division eq-
 uity....................       93,642      10,466   11,422   24,775     30,024

--------
(1) The capital structure and accounting basis of the assets and liabilities of Associated's predecessor differ from those of Associated and the Company. Accordingly, certain of the financial information for periods before January 31, 1992 is not comparable to that for periods after January 31, 1992 and therefore is not presented in this table.
(2) Associated's predecessor operated as a division of BCOP. BCOP did not allocate income tax or interest expense to the predecessor. Accordingly, actual operating results for the predecessor reflect only income from operations before interest expense and income taxes.
(3) Derived from the unaudited financial statements of Associated's predecessor at and for the year ended December 31, 1991.
(4) Derived from the unaudited financial statements of Associated's predecessor for the one month ended January 31, 1992.
(5) Includes restructuring charge of $9.8 million for the year ended December 31, 1995.
(6) Loss on early retirement of debt, net of tax benefit of $1.0 million.
(7) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and extraordinary item and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(8) EBITDA margin represents EBITDA as a percentage of net sales.
(9) EBITDA margin for the year ended December 31, 1995 would have been 5.2% if adjusted to exclude restructuring charge.
(10) Excludes amortization of deferred financing costs.
(11) Total debt and capital leases includes current maturities.

UNITED

  The selected consolidated financial data of United set forth below for each of the fiscal years in the four-year period ended August 31, 1994 has been derived from the consolidated financial statements of United which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data of United for the seven months ended March 30, 1995 (at which time United and Associated merged to create the Company) has been derived from the financial statements of United which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data at and for the seven-month period ended March 31, 1994 is unaudited and in the opinion of management reflects all adjustments considered necessary for a fair presentation of such data. All selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Historical Results of Operations of United" and "--Historical Liquidity and Capital Resources of United" and the Consolidated Financial Statements of United, together with the related notes thereto, included elsewhere herein.

                                                                           SEVEN MONTHS
                                   YEAR ENDED AUGUST 31,                      ENDED
                         --------------------------------------------  --------------------
                                                                       MARCH 31,  MARCH 30,
                           1991       1992        1993        1994       1994       1995
                         --------  ----------  ----------  ----------  ---------  ---------
                                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
Net sales............... $951,109  $1,094,275  $1,470,115  $1,473,024  $871,585   $980,575
Cost of sales...........  732,401     848,588   1,125,596   1,150,123   675,720    773,857
                         --------  ----------  ----------  ----------  --------   --------
  Gross profit on
   sales................  218,708     245,687     344,519     322,901   195,865    206,718
Operating expenses......  195,694     219,285     298,405     286,607   170,420    174,021
Merger-related costs....      --          --          --          --        --      27,780(1)
                         --------  ----------  ----------  ----------  --------   --------
  Income from
   operations...........   23,014      26,402      46,114      36,294    25,445      4,917
Interest expense, net...    6,082       6,503       9,550      10,461     5,837      7,500
Other income (expense),
 net....................      (14)        364         355         225       117         41
                         --------  ----------  ----------  ----------  --------   --------
  Income (loss) before
   income taxes.........   16,918      20,263      36,919      26,058    19,725     (2,542)
Income taxes............    7,008       8,899      15,559      10,309     8,185      4,692
                         --------  ----------  ----------  ----------  --------   --------
  Net income (loss)..... $  9,910  $   11,364  $   21,360  $   15,749  $ 11,540   $ (7,234)
                         ========  ==========  ==========  ==========  ========   ========
Net income (loss) per
 common share........... $   0.64  $     0.71  $     1.15  $     0.85  $   0.62   $  (0.39)
Cash dividends declared
 per share..............     0.40        0.40        0.40        0.40      0.30       0.30
OPERATING AND OTHER
 DATA:
EBITDA(2)...............   41,912      46,645      67,712      57,755    37,665     17,553
EBITDA margin(3)........      4.4%        4.3%        4.6%        3.9%      4.3%       1.8%
Depreciation and
 amortization........... $ 18,912  $   19,879  $   21,243  $   21,236  $ 12,103   $ 12,595
Net capital
 expenditures...........   15,765       8,291      29,958      10,499     4,287      7,764
BALANCE SHEET DATA (AT
 PERIOD END):
Working capital.........  135,347     214,611     216,074     239,827   297,099    257,600
Total assets............  409,958     601,465     634,786     618,550   608,728    711,839
Total debt and capital
 leases(4)..............   73,123     150,728     150,251     155,803   227,626    233,406
Stockholders'
 investment.............  181,584     223,387     237,697     246,010   243,636    233,125

--------
(1) In connection with the Merger, United incurred approximately $27.8 million of Merger-related costs, consisting of severance payments under employment contracts ($9.6 million); insurance benefits under employment contracts ($7.4 million); legal, accounting and other professional services fees ($5.2 million); retirement of stock options ($3.0 million); and fees for letters of credit related to employment contracts and other costs ($2.6 million).

(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(3) EBITDA margin represents EBITDA as a percentage of net sales.
(4) Total debt and capital leases includes current maturities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  On March 30, 1995, Associated merged with and into United. Although the Company was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Therefore, the results of operations for the year ended December 31, 1995 reflects the financial information of Associated only for the three months ended March 31, 1995 and the results of the Company for the nine months ended December 31, 1995. As a result of the Merger, the results of operations of the Company for the year ended December 31, 1995 are not comparable to those of previous periods.

  To facilitate a meaningful comparison, the following supplemental discussion and analysis is based on certain components of the combined historical results of operations without any pro forma adjustments for Associated and United for the years ended December 31, 1993 and 1994 and on the pro forma results of operations for the Company for the year ended December 31, 1995. The pro forma results of operations do not purport to be indicative of the results that would have been obtained had such transactions been completed for the periods presented or that may be obtained in the future. The following information should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company and its predecessors, together with the related notes thereto, included elsewhere herein.

GENERAL COMMENTS

  Gross Profit Margins. Recently, a number of factors have adversely affected gross profit margins in the office products industry, including those of the Company. These factors reflect the increasingly competitive nature of the industry. Competitive pressures have increased due in part to the growth of large resellers such as national office products superstores that have heightened price awareness at the end-user level. The increasing price sensitivity of end-users has contributed to the decline in industrywide gross profit margins. These pressures are expected to continue in the future.

  The Company's gross profit margins vary across product categories, so that material changes in its product mix can impact the Company's overall margin. For example, the gross profit margin on the Company's sales of commodity products, such as copier paper and laser printer toner--product categories that have grown over the past few years--tend to be lower than the gross profit margins on most other product categories. While the recent increases in sales of these types of products have adversely affected the Company's overall gross profit margin, they have contributed to higher operating income. The Company expects such sales to increase as a percentage of revenues in the future.

  Restructuring Charge. In the first quarter of 1995, the Company recorded a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million). The restructuring charge includes severance costs totaling $1.8 million. The Company's consolidation plan specifies that 330 distribution, sales and corporate positions, 180 of which relate to pre-Merger Associated, will be eliminated substantially within the one-year period following the Merger. As of December 31, 1995, approximately 90 former Associated employees had been terminated, with the related termination costs of approximately $1.0 million charged against the reserve. The restructuring charge also includes distribution center closing costs totaling $6.7 million and stockkeeping unit reduction costs totaling $1.3 million. The consolidation plan calls for the closing of eight redundant distribution centers, six of which relate to pre-Merger Associated facilities, and the elimination of overlapping inventory items from the Company's catalogs substantially within the one-year period following the Merger. Distribution center closing costs include (i) the net occupancy costs of leased facilities after they are vacated until expiration of leases and (ii) the losses on the sale of owned facilities and the facilities' furniture, fixtures and equipment. Stockkeeping unit reduction costs include losses on the sale of inventory items which have been discontinued solely as a result of the Acquisition. As of December 31, 1995, $0.4 million relating to distribution center closing costs had been charged against the reserve. See Note 4 to the Consolidated Financial Statements of the Company included elsewhere herein.

  Employee Stock Options. In September 1995, the Board of Directors approved, subject to stockholder approval, an amendment to its employee stock option plan (the "Plan") that allows for the issuance of Employee Stock Options to key management employees of the Company exercisable for up to approximately
2.2 million additional shares of Common Stock. The Plan was designed to build increased employee commitment through participation in the growth and performance of the Company. Subsequently, Employee Stock Options exercisable for an aggregate of approximately 2.2 million shares of Common Stock were granted (subject to stockholder approval of the Plan amendment) to key management employees. The Employee Stock Options were granted at an exercise price below the then fair market value of the Common Stock. The exercise price of certain of such options is subject to increases on a quarterly basis beginning in 1996. See "Certain Transactions--Option and Restricted Stock Awards." The Company's stockholders will vote to approve such Plan amendment at the Company's annual meeting to be held in May 1996.

  The Employee Stock Options granted under the Plan do not vest to the employee until the occurrence of an event (a "Vesting Event") that causes the present non-public equity investors to have received at least a full return of their investment (at cost) in cash, fully tradable marketable securities or the equivalent. A Vesting Event will cause the Company to recognize compensation expense based upon the difference between the fair market value of the Common Stock and the exercise price of the Employee Stock Options. Based upon a stock price of $22.75 as of February 12, 1996, the Company expects to recognize a nonrecurring noncash charge and related tax effect during the first quarter of 1996 of $31.7 million in compensation expense ($19.0 million net of tax benefit of $12.7 million) relating to such Employee Stock Options because the consummation of the Offering will constitute a Vesting Event. See "Unaudited Pro Forma Financial Statements." Such compensation expense is based on options outstanding at January 31, 1996. Each $1.00 change in the Common Stock price will result in an adjustment to such compensation expense of approximately $2.6 million ($1.6 million net of tax benefit of $1.0 million).

  Change in Accounting Method. Effective January 1, 1995, Associated changed its method of accounting for the cost of inventory from the FIFO method to the LIFO method. Associated made this change in contemplation of its acquisition of United (accounted for as a reverse acquisition) so that its method would conform to that of United. Associated believed that in an inflationary environment the LIFO method provides a better matching of current costs and current revenues, and that earnings reported under the LIFO method are more easily compared to that of other companies in the wholesale industry where the LIFO method is common. In 1995, this change resulted in the reduction of pre-tax income of the Company of approximately $8.8 million ($5.3 million net of tax benefit of $3.5 million). See Note 3 to the Consolidated Financial Statements of the Company included elsewhere herein.

PRO FORMA AND COMBINED RESULTS OF OPERATIONS

  The following table of summary pro forma (see Note 4 to the Consolidated Financial Statements of the Company for additional information) and combined historical financial data is intended for informational purposes only and is not necessarily indicative of either financial position or results of operations in the future, or that would have occurred had the events described in the preceding paragraph occurred on the indicated dates as described elsewhere herein. The following information should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company and its predecessors, including the related notes thereto, included elsewhere herein.

  The following table also presents unaudited summary combined historical financial data for Associated and United for the years ended December 31, 1993 and 1994. This data has not been prepared in accordance with generally accepted accounting principles, which do not allow for the combination of financial data for entities that are not under common ownership. Nevertheless, management believes that this combined historical financial data, when read in conjunction with the separate historical financial statements of the Company, Associated and United prepared in accordance with generally accepted accounting principles and included elsewhere herein, may be helpful in understanding the past operations of the companies that were combined in the Merger. This combined historical financial data for 1993 and 1994 represents a combination of the historical financial data for Associated and United for the periods indicated without any pro forma adjustments, and is supplemental to the historical financial data of Associated and United included elsewhere herein.

                                       COMBINED                   PRO FORMA
                          ----------------------------------- -----------------
                                         YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------
                                1993              1994              1995
                          ----------------- ----------------- -----------------
                                         (DOLLARS IN THOUSANDS)
Net sales................ $1,925,376 100.0% $1,990,363 100.0% $2,201,860 100.0%
Gross profit.............    450,645  23.4     438,759  22.0     475,839  21.6
Operating expenses.......    393,284  20.4     379,717  19.0     394,430  17.9
Income from operations...     57,361   3.0      59,042   3.0      81,409   3.7

 Comparison of Pro Forma Results for the Fiscal Year Ended December 31, 1995 and Combined Results for the Fiscal Year Ended December 31, 1994

  Net Sales. Net sales were $2,201.9 million for 1995, a 10.6% increase over net sales of $1,990.4 million in 1994. The increase in net sales is primarily the result of changes in unit volume rather than changes in prices. Sales grew in all geographic regions. In addition, the sales growth is also attributable to increases in the sales of computer and related products through the Company's MicroUnited Division.

  Gross Profit. Gross profit as a percent of net sales decreased to 21.6% in 1995 from 22.0% in 1994. The lower gross profit margin reflects a shift in product mix and a larger LIFO charge due to Associated's change in its method of accounting for inventory from the FIFO method to the LIFO method. Also, gross profit was adversely affected by the higher sales of computer and related products and commodity items which typically carry lower gross profit margins.

  Operating Expenses. Operating expenses as a percent of net sales decreased to 17.9% in 1995 from 19.0% in 1994. The decrease in operating expenses as a percent of net sales was primarily due to increased operating efficiencies, improved productivity and increased economies of scale as a result of the higher sales base.

  Income from Operations. Income from operations as a percent of net sales was 3.7% in 1995 compared to 3.0% in 1994 due to the aforementioned reasons.

 Comparison of Combined Results for the Fiscal Years Ended December 31, 1994 and 1993.

  Net Sales. Net sales were $1,990.4 million for 1994, a 3.4% increase over net sales of $1,925.4 million in 1993. The increase in net sales is primarily the result of changes in unit volume rather than changes in prices.

  Gross Profit. Gross profit as a percent of net sales decreased to 22.0% in 1994 from 23.4% in 1993. The lower gross profit margin primarily reflects higher levels of rebates and volume allowances earned by the Company's customers as a result of ongoing consolidations. In addition, gross profit margin was affected by a LIFO charge (an increase to "cost of goods sold") of $2.1 million in 1994 versus LIFO income (a decrease to "cost of goods sold") of $5.0 million in 1993, and a shift in product mix.

  Operating Expenses. Operating expenses as a percent of net sales decreased to 19.0% in 1994 from 20.4% in 1993. The decrease is the result of streamlining the Company's work processes and reducing payroll and freight expense.

  Income from Operations. Income from operations as a percent of net sales was 3.0% in 1994 and 1993.

HISTORICAL RESULTS OF OPERATIONS OF THE COMPANY/ASSOCIATED

 Comparison of Historical Fiscal Years Ended December 31, 1995 and 1994

  Net Sales. Net sales were $1,751.5 million for 1995 compared to $470.2 million in 1994. The increase is primarily the result of the Merger. Sales in 1995 include only nine months of United's sales.

  Gross Profit. Gross profit as a percent of net sales decreased to 21.7% in 1995 from 24.0% in 1994. The lower gross profit margin reflects a shift in product mix, the Acquisition and the change in the method of accounting for inventory from the FIFO method to the LIFO method. See Note 3 to the Consolidated Financial Statements of the Company included elsewhere herein.

  Operating Expenses. Operating expenses as a percent of net sales decreased to 18.5% in 1995 from 20.2% in 1994. The actual results for 1995 include the impact of a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million) in the first quarter of 1995. Operating expenses before the restructuring charge were 17.9% in 1995. The decrease in operating expenses as a percent of net sales before the restructuring charge was primarily due to increased operating efficiencies and improved productivity, partially offset by Merger-related compensation expense relating to an increase in the value of Employee Stock Options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million).

  Income from Operations. Income from operations as a percent of net sales was 3.2% in 1995 (after the restructuring charge) compared to 3.8% in 1994. Before such restructuring charge, income from operations in 1995 was 3.8%.

  Interest Expense. Interest expense as a percent of net sales was 2.5% in 1995 compared to 1.6% in 1994. The increase reflects additional debt needed to consummate the Acquisition and higher interest rates in 1995.

  Income Before Income Taxes and Extraordinary Item. Income before income taxes and extraordinary item as a percent of net sales was 0.7% in 1995 compared to 2.2% in 1994.

  Income Before Extraordinary Item. Income before extraordinary item was $6.2 million in 1995 compared to $6.4 million in 1994. An extraordinary item, the loss on early retirement of debt related to the Merger of $2.4 million ($1.4 million net of tax benefit of $1.0 million), was recognized in the first quarter of 1995. The net income was $4.8 million in 1995 compared to $6.4 million in 1994. Excluding the extraordinary item, net income would have been $6.2 million.

  Fourth Quarter Results. Certain interim expense and inventory estimates are recorded throughout the year relating to shrinkage, inflation and product mix. The results of the year-end close and physical inventory reflected a favorable adjustment with respect to such estimates, resulting in approximately $0.9 million of additional net income, which is reflected in the fourth quarter of 1995.

 Comparison of Historical Fiscal Years Ended December 31, 1994 and 1993

  Net Sales. Net sales increased to $470.2 million in 1994 from $455.7 million in 1993, a 3.2% increase, primarily as a result of inclusion in 1994 of the full year of sales from Associated's new Baltimore distribution facility and increased unit sales volume to existing Associated customers as, in management's estimation, Associated's customers channeled more of their purchasing through Associated with the goal of reducing their internal inventory levels.

  Gross Profit. Gross profit increased to $112.9 million in 1994 from $105.5 million in 1993, a 7.0% increase, primarily due to increased unit volume as well as Associated's lower net cost of goods sold, as a percentage of sales, resulting from increased allowances granted to Associated by its suppliers. Management of Associated believes that increased vendor allowances were due to competition among Associated's vendors that resulted in increased purchasing leverage. The increase in gross profit also resulted in part from Associated's increased forward-buying efforts, as management better identified and utilized product pricing opportunities available in the marketplace. Gross profit increases were partially offset by increased allowances extended by Associated to its customers in response to increased competition.

  Operating Expenses. Operating expenses as a percent of net sales decreased to 20.2% in 1994 from 20.7% in 1993. The decrease in operating expenses as a percent of net sales was primarily due to productivity improvements and lower freight costs partially offset by lump-sum incentive awards earned in 1994 by employees and management based on Associated's level of profitability.

  Income from Operations. Income from operations increased to $18.1 million in 1994 from $11.0 million in 1993, a 65.1% increase, and as a percentage of net sales was 3.8% in 1994, compared with 2.4% in 1993, for the reasons stated above.

  Interest Expense. Interest expense increased to $7.7 million in 1994 from $7.2 million in 1993, a 6.8% increase, as a result of an increase in the weighted average interest rate on outstanding debt in effect during the year from 7.75% in 1993 to 8.90% in 1994, which was offset in part by a reduction in average revolving debt balances to $39.6 million in 1994 from $46.9 million in 1993.

  Income Before Income Taxes. Income before income taxes increased to $10.4 million in 1994 from $3.7 million in 1993, a 177.7% increase, for the reasons stated above.

  Income Taxes. Income taxes increased to $4.0 million in 1994 from $0.8 million in 1993, a $3.2 million increase. The effective tax rates for 1994 and 1993 were 38.4% and 20.9%, respectively. The increase in rate was due primarily to the effect of the change in the amount of tax valuation allowances.

  Net Income. Net income increased to $6.4 million in 1994 from $3.0 million in 1993, an increase of $3.4 million, or 116.2%. Net income as a percentage of net sales increased to 1.4% in 1994 from 0.6% in 1993 for the reasons stated above.

HISTORICAL RESULTS OF OPERATIONS OF UNITED

 Comparison of the Seven Months Ended March 30, 1995 and 1994

  Net Sales. Net sales were $980.6 million in the seven months ended March 30, 1995, a 12.5% increase from net sales of $871.6 million in the comparable period in 1994. The primary reason for the increase is growth in unit volume.

  Gross Profit on Sales. Gross profit as a percent of net sales was 21.1% for the seven months ended March 30, 1995, compared with 22.5% in the comparable period in 1994. This lower gross profit margin is primarily the result of a shift in the sale of computer related products that have lower gross profit margins and is consistent with the gross profit margins achieved in the latter half of United's fiscal year ended August 31, 1994.

  Operating Expenses. Operating expenses as a percent of net sales increased to 20.6% in the seven-month period ended March 30, 1995 from 19.6% in the comparable period in 1994. The increase is primarily attributable to $27.8 million ($18.5 million net of tax benefit of $9.3 million) of non-recurring Merger-related costs consisting of severance payments under employment contracts; insurance benefits under employment contracts; legal, accounting and other professional services fees; the repurchase of stock options; and fees for letters of credit related to employment contracts and other costs. Operating expenses as a percent of net sales prior to the Merger-related costs were 17.7% for the seven-month period ended March 30, 1995. This decline from the comparable period in 1994 is a result of savings in employee-related payroll and freight expenses.

  Income From Operations. Income from operations as a percent of net sales was 0.5% in the seven-month period ended March 30, 1995, compared with 2.9% in the comparable period in 1994. The decrease was attributable to the Merger-related costs discussed under "Operating Expenses" above. Income from operations as a percent of net sales was 3.3% in the seven-month period ended March 30, 1995, excluding the Merger-related costs.

  Interest Expense. Interest expense was $7.6 million for the seven-month period ended March 30, 1995, compared with $6.1 million for the same period in 1994. The increase was due to higher interest expense from increased debt to meet working capital and other capital expenditure needs and higher interest rates on borrowings.

  Income Before Income Taxes. Income (loss) before income taxes as a percent of net sales was a loss of 0.3% in the seven-month period ended March 30, 1995, compared to income of 2.3% in the comparable period of 1994. The decrease in income before income taxes was attributable to the factors stated above.

  Income Taxes. The effective tax rate for the seven-month period ended March 30, 1995 was (184.6%), compared with 41.5% for the seven-month period ended March 31, 1994. The increase is primarily due to non-deductible Merger-related costs and non-deductible amortization of goodwill.

  Net Income. Net income (loss) was a loss of $7.2 million for the seven-month period ended March 30, 1995, compared with income of $11.5 million for the same period in 1994. The loss was primarily due to $27.8 million ($18.5 million net of tax benefit of $9.3 million) of non-recurring Merger-related costs discussed under "Operating Expenses" above. Net income (loss) per share was a loss of $0.39 in the seven-month period ended March 30, 1995, compared with income of $0.62 for the same period in 1994.

 Comparison of the Fiscal Years Ended August 31, 1994 and 1993

  Net Sales. Net sales increased to $1,473.0 million in fiscal 1994 from $1,470.1 million in fiscal 1993, a 0.2% increase reflecting a slight increase in unit volume. Sales in the early part of fiscal 1994 were affected by a temporary drop in in-stock service levels and the discontinuing of nearly 12,000 items as a final step in the consolidation process of the SDC Acquisition in June 1992. Sales were also negatively impacted by the SDC Acquisition-related operational disruptions in the west and southwest regions. Sales grew in the fourth quarter by 3.4%, reversing the decline experienced in the prior two quarters.

  Gross Profit on Sales. Gross profit on sales decreased to $322.9 million in fiscal 1994 from $344.5 million in fiscal 1993, a 6.3% decrease, due principally to a decrease in gross profit margin. Gross profit margin decreased to 21.9% in fiscal 1994 from 23.4% in fiscal 1993. The decline primarily reflects higher levels of rebates and volume allowances earned by the Company's customers as a result of ongoing consolidations. Gross profit margins over the last half of fiscal 1994 were relatively stable reflecting the slowing pace of dealer consolidations. In addition, gross profit margin was affected by a LIFO charge (an increase to "cost of sales") of $2.2 million in fiscal 1994 versus LIFO income (a decrease to "cost of sales") of $4.7 million in fiscal 1993, and a shift in the sale of products to items that have lower gross margins.

  Operating Expenses. Operating expenses decreased to $286.6 million in fiscal 1994 from $298.4 million in fiscal 1993, a 4.0% decrease. Operating expenses as a percentage of net sales decreased to 19.4% in fiscal 1994 from 20.3% in fiscal 1993. The decrease is the result of streamlining United's work processes and reducing payroll and freight expense.

  Income From Operations. Income from operations decreased to $36.3 million in fiscal 1994 from $46.1 million in fiscal 1993, a 21.3% decrease, and as a percentage of net sales was 2.5% in fiscal 1994, compared with 3.1% in fiscal 1993, for the reasons stated above.

  Interest Expense. Interest expense increased to $10.7 million in fiscal 1994 from $9.8 million in fiscal 1993, an 8.9% increase, primarily due to additional debt incurred to support working capital and other capital expenditures.

  Income Before Income Taxes. Income before income taxes decreased to $26.0 million in fiscal 1994 from $36.9 million in fiscal 1993, a 29.4% decrease, for the reasons stated above.

  Income Taxes. Income taxes decreased to $10.3 million in fiscal 1994 from $15.5 million in fiscal 1993, a $5.3 million decrease. The effective tax rates for 1994 and 1993 were 39.6% and 42.1%, respectively. The decrease is primarily due to the liquidation of a foreign subsidiary and a decrease in the effective state income tax rate, offset by an increase in the non-deductible losses in United's foreign operation and the non-deductible amortization of goodwill.

  Net Income. Net income decreased to $15.7 million in 1994 from $21.4 million in 1993, a decrease of $5.7 million, or 26.3%. Net income as a percentage of net sales decreased to 1.1% in 1994 from 1.5% in 1993 for the reasons stated above.

  Fourth Quarter Results. Certain interim expense and inventory estimates are recognized throughout the fiscal year relating to shrinkage, inflation and product mix. The results of the year-end close and physical inventory reflected a favorable adjustment with respect to such estimates, resulting in approximately $0.5 million of additional net income, which is reflected in the fourth quarter of fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES OF THE COMPANY

  In connection with the consummation of the Acquisition, Associated received an equity investment of $12.0 million and borrowed an aggregate of $416.5 million under the Credit Facilities and $130.0 million under a subordinated bridge facility (the "Subordinated Bridge Facility"). The proceeds of such investment and borrowings were used to (i) finance the purchase of shares of Common Stock pursuant to the Tender Offer, (ii) refinance certain existing indebtedness of Associated (including all amounts outstanding under the Associated credit facilities in effect prior to the Merger) and indebtedness of the Company (including certain amounts outstanding under the United credit and overline facilities in effect prior to the Merger), (iii) repurchase United employee stock options and (iv) pay fees and expenses relating to the Acquisition.

  The credit facilities under the Credit Agreement (the "Credit Facilities") consist of $200.0 million of term loan borrowings (the "Term Loan Facilities") and up to $325.0 million of revolving loan borrowings under the Revolving Credit Facility.

  On May 3, 1995, USSC completed the issuance of $150.0 million of the Notes. The net proceeds of the Notes (after an underwriter discount of $4.5 million) were used to repay the $130.0 million Subordinated Bridge Facility (together with $1.6 million in accrued and unpaid interest thereon), to repay a portion of the Term Loan Facilities and accrued interest thereon (totaling approximately $6.5 million), to pay a dividend to the Company to effect the Series B Repurchase and to pay certain expenses.

  The Term Loan Facilities consist of a $125.0 million Tranche A term loan facility (the "Tranche A Facility") and a $75.0 million Tranche B term loan facility (the "Tranche B Facility"). Amounts outstanding under the Tranche A Facility are required to be repaid in 20 consecutive installments, the first four of which (each in the aggregate principal amount of $3.63 million) are due on the last day of each of the first four calendar quarters which commenced with the quarter ended June 30, 1995. Subsequent quarterly payments under the Tranche A Facility are each in the aggregate principal amount of $6.05 million for each of the eight consecutive calendar quarters commencing with the quarter ending June 30, 1996 and $7.26 million for each of the eight consecutive calendar quarters commencing with the quarter ending June 30, 1998. Amounts outstanding under the Tranche B Facility are required to be repaid in 28 consecutive quarterly installments, the first twenty of which (in the aggregate principal amount of $0.24 million each) are due on the last day of each of the first twenty calendar quarters which commenced with the quarter ended June 30, 1995. The remaining eight installments in the aggregate principal amount of $8.47 million each will be due on the last day of each calendar quarter commencing with the quarter ending June 30, 2000. The final installments under the Tranche A Facility and the Tranche B Facility will be payable on March 31, 2000 and March 31, 2002, respectively.

  The Revolving Credit Facility is limited to the lesser of $325.0 million or a borrowing base equal to: 80% of Eligible Receivables (as defined); plus 50% of Eligible Inventory (as defined) (provided that no more than 60% or, during certain periods 65%, of the Borrowing Base may be attributable to Eligible Inventory); plus the aggregate amount of cover for Letter of Credit Liabilities (as defined). The Revolving Credit Facility provides that, for each fiscal year commencing January 1, 1996, the Company must repay revolving loans so that for a consecutive period of 30 consecutive days in each fiscal year the aggregate revolving loans do not exceed $200.0 million. The Revolving Credit Facility matures on March 31, 2000. The Revolving Credit Facility was amended as of December 21, 1995 to increase the amount available thereunder from $300.0 million to an aggregate of $325.0 million. As of December 31, 1995, $87.4 million remained available for borrowing under the Revolving Credit Facility.

  The Term Loan Facilities and the Revolving Credit Facility are secured by first priority pledges of the stock of USSC, all of the stock of the domestic direct and indirect subsidiaries of USSC, certain of the stock of all of the foreign direct and indirect subsidiaries of USSC and security interests in, and liens upon, all accounts receivable, inventory, contract rights and other certain personal and certain real property of USSC and its domestic subsidiaries.

  The Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default customary for financings of this type. As of January 31, 1996, the Company was in compliance in all material respects with all covenants contained in the Credit Agreement.

  The Credit Facilities permit capital expenditures for the Company of up to $12.0 million for its fiscal year ending December 31, 1996, plus $4.1 million of unused capital expenditures and approximately $3.1 million of unused excess cash flow (as defined) for the Company's fiscal year ended December 31, 1995. Capital expenditures will be financed from internally generated funds and available borrowings under the Credit Facilities. The Company expects gross capital expenditures to be approximately $10 to $12 million in 1996.

  Management believes that the Company's cash on hand, anticipated funds generated from operations and available borrowings under the Credit Facilities, together with the net proceeds to be received by the Company from the Offering, will be sufficient to meet the short-term (less than twelve months) and long-term operating and capital needs of the Company as well as to service its debt in accordance with its terms. There is, however, no assurance that this will be accomplished.

  On July 28, 1995, the Company effected the Series B Repurchase. Quarterly dividends currently accrue on the Company's two outstanding series of Preferred Stock at the rate of 10.0% for Series A Preferred Stock and 9.0% for Series C Preferred Stock per annum (or, when dividends are not paid in cash, 13.0% for Series A Preferred Stock and 10.0% for Series C Preferred Stock), and may be paid in the form of additional shares of the respective series of preferred stock (except, in the case of the Series C Preferred Stock, for dividends payable after January 31, 1999). All shares of Preferred Stock will be redeemed by the Company with a portion of the proceeds of the Offering. See "Use of Proceeds."

  The Company is a holding company and, as a result, the Company's primary source of funds is cash generated from operating activities of its operating subsidiary, USSC, and bank borrowings by USSC. The Credit Agreement and the Indenture contain restrictions on the ability of USSC to transfer cash to the Company. Associated was a holding company and, as a result, Associated's primary source of funds was cash generated from operating activities of its operating subsidiary, ASI, and bank borrowings by ASI. The Associated credit agreement in effect prior to the Merger contained restrictions on the ability of ASI to transfer cash to Associated. The statement of cash flows for Associated and the Company for the periods indicated is summarized below:

                                                  ASSOCIATED      THE COMPANY
                                             -------------------- -----------
                                                 YEAR ENDED DECEMBER 31,
                                             --------------------------------
                                                1993      1994       1995
                                             ---------- --------- -----------
                                                  (DOLLARS IN THOUSANDS)
   Net Cash Provided by (Used in) Operating
    Activities.............................. $ (12,084) $ 14,088   $  26,329
   Net Cash Used in Investing Activities....    (3,276)     (554)   (266,291)
   Net Cash Provided by (Used in) Financing
    Activities..............................     8,095   (12,676)    249,773

  Net cash provided by operating activities for 1995 was $26.3 million. The increase in 1995 was due to the Acquisition. Net cash provided by operating activities for 1994 increased to $14.1 million from a use of cash of $12.1 million in 1993. This increase in 1994 was principally due to an increase in accounts payable, a lesser increase in inventory levels and an increase in net income. Associated used $12.1 million of cash in operations in 1993 relating to an increase in inventory in 1993 due to a full year of Associated's operations, additional inventory to support the Lynn-Edwards Acquisition and an overall increase in sales volume. During the eleven months ended December 31, 1992, Associated deferred payment on purchases or services rendered in the amount of $9.0 million pursuant to a transition services agreement entered into in connection with the Associated Transaction. During 1994, Associated settled its obligations under such transition services agreement by issuing 58,653 pre-Merger shares of Associated common stock.

  Net cash used in investing activities in 1995 was $266.3 million, reflecting the Acquisition. Net cash used in investing activities in 1994 was $0.6 million, reflecting capital expenditures necessary to maintain existing assets. Net cash used in investing activities in 1993 was $3.3 million stemming mostly from capital expenditures in connection with the opening of the new Baltimore facility and those expenditures related to the assimilation of the Lynn-Edwards Acquisition.

  Net cash provided by financing activities in 1995 was $249.8 million, reflecting the additional debt needed to consummate the Acquisition. Net cash used in financing activities in 1994 was $12.7 million, which was attributable to the pay down of debt. Net cash provided by financing activities in 1993 was $8.1 million due to $11.5 million of borrowings and an equipment loan partially offset by scheduled principal payments of $3.4 million.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES OF UNITED

  United was a holding company and, as a result, United's primary source of funds was cash generated from operating activities of its operating subsidiary, USSC, and bank borrowings by USSC. United's statement of cash flows for the periods indicated is summarized below:

                                                          SEVEN MONTHS ENDED
                                                          --------------------
                                YEAR ENDED AUGUST 31,
                               -------------------------  MARCH 31,  MARCH 30,
                                1992     1993     1994      1994       1995
                               -------  -------  -------  ---------  ---------
                                         (DOLLARS IN THOUSANDS)
   Net Cash Provided by (Used
    in) Operating
    Activities...............  $(2,538) $36,002  $ 8,108  $(55,757)  $(47,533)
   Net Cash Used in Investing
    Activities...............  (45,629) (29,958) (10,499)   (4,287)    (7,764)
   Net Cash Provided by (Used
    in) Financing
    Activities...............   48,542  (10,097)   1,422    62,514     62,912

  Operating Activities. The decrease in net cash used in operating activities from $55.8 million in the seven months ended March 31, 1994 to $47.5 million in the seven months ended March 30, 1995 was primarily due to increases in accounts payable and accrued liabilities partially offset by an increase to inventory. The decrease in net cash provided by operations from $36.0 million in fiscal 1993 to $8.1 million in fiscal 1994 was primarily attributable to a decrease in accounts payable and accrued liabilities as well as lower net income in 1994, partially offset by a decrease in accounts receivable and inventory. The substantial increase in net cash provided by operations from a use of cash of $2.5 million in fiscal 1992 to $36.0 million of cash being provided in fiscal 1993 was primarily the result of an increase in accrued liabilities, net income, accounts payable, deferred taxes and inventory, partially offset by an increase in accounts receivable.

  Investing Activities. The increase in net cash used in investing activities from $4.3 million in the seven months ended March 31, 1994 to $7.8 million in the seven months ended March 30, 1995 was primarily due to the acquisition of property, plants and equipment. Net cash used in investing activities declined from $30.0 million in fiscal 1993 to $10.5 million in fiscal 1994, as a result of a commensurate decline in capital expenditures. The $30.0 million of capital expenditures in fiscal 1993 includes the purchase of $16.0 million of computer and related hardware. Net cash used in investing activities in fiscal 1992 included $37.3 million of cash as part of the SDC Acquisition. Net capital expenditures in fiscal 1994, 1993 and 1992 were $10.5 million, $30.0 million and $8.2 million, respectively.

  Financing Activities. The increase in net cash provided by financing activities from $62.5 million in the seven months ended March 31, 1994 to $62.9 million in the seven months ended March 30, 1995 was primarily due to increases in short-term debt partially offset by an increase in payments on long-term obligations. Net cash provided by financing activities in fiscal 1992 primarily reflects additional debt to finance the SDC Acquisition. Net cash of $1.4 million was provided by financing activities in fiscal 1994 as compared to a net use of cash in financing activities in fiscal 1993 of $10.1 million.

INFLATION AND CHANGING PRICES

  Inflation during the last three years has not been a significant factor to operations. The Company's business is not generally governed by contracts that establish prices substantially in advance of the receipt of goods or services. As suppliers increase their prices for merchandise to the Company, the Company generally seeks to increase its prices to its customers. Significant deflation may, however, adversely affect the Company's profitability. See "Risk Factors--Effect of Changes in the Economy."

SEASONALITY

  Although the Company's sales are generally relatively level throughout the year, the Company's sales vary to the extent of seasonal differences in the buying patterns of end-users who purchase office products. In particular, the Company's sales are generally higher than average during the months of January through March when many businesses begin operating under new annual budgets.

  The Company experiences significant seasonality in terms of its working capital needs, with highest requirements in December through February reflecting a build up in inventory prior to and during the peak sales period. The Company believes that its current availability under the Revolving Credit Facility is sufficient to satisfy such seasonal capital needs for the foreseeable future.

                                   BUSINESS

OVERVIEW

  The Company is the largest general line business products wholesaler in the United States, with 1995 pro forma net sales of $2.2 billion. The Company stocks and distributes the broadest and deepest product line in the industry, consisting of over 25,000 items, including traditional office supplies, office furniture and desk accessories, computer supplies, peripherals and hardware and facilities management supplies. The Company markets its products primarily through catalogs with a total annual circulation of more than 7.5 million copies, including a general line office products catalog that has more than 900 pages. The Company supplements its general line catalog with several specialized catalogs and related marketing programs designed for the office products, office furniture, computer products, facilities management supplies and certain other specialty markets. The Company purchases its products from more than 450 manufacturers who rely on it to inventory, market and distribute their products efficiently to a broad range of approximately 12,000 resellers, consisting primarily of office products dealers (including commercial, contract and retail), computer resellers, office furniture dealers, office products superstores, mail order companies and mass merchandisers.

COMPETITIVE STRENGTHS

  The Company believes that it has a strong competitive position attributable to a number of factors, including the following:

  Largest Office Products Wholesaler. As the largest national office products wholesaler in the United States, the Company has substantial purchasing power and can realize significant economies of scale. The Company's size and nationwide service capabilities also enable it to (i) service the demands of large national reseller accounts, (ii) seek cost-effective sourcing of products in the United States and, in many cases, worldwide and (iii) mitigate the effect of local or regional economic downturns. The Company obtains products from over 450 manufacturers, for many of whom the Company believes it is a very significant customer. In addition, the Company's size allows it to maintain a broad and deep product selection reflected by its more than $380 million (as of December 31, 1995) inventory investment. This permits its resellers to hold less inventory while still providing end-users with a high level of service. The Company believes that it publishes the largest number of catalogs in the office products industry with a wide array of product catalogs with a total annual circulation of more than 7.5 million copies, including a general line office products catalog that has more than 900 pages. Most of these product catalogs are custom imprinted with particular resellers' names, which enables the reseller to distribute the catalogs directly to its customers and garner repeat orders.

  High Level of Customer Service. The Company provides its customers with a broad product selection, a high degree of product availability, prompt distribution and comprehensive customer assistance. The Company seeks to base its business decisions on an "If I were the customer . . ." approach. With over 25,000 products being offered, the Company believes that it has the broadest selection of office products available in the industry, enabling resellers in most cases to do "one-stop shopping" for their office products needs. The Company's broad product selection, inventory procurement and management procedures, substantial inventory investment and advanced distribution facilities enable it to achieve a high order fill rate. The Company's integrated management information system has been designed, in part, to enable management to monitor five key measures of customer satisfaction: order fill rate, order accuracy, inventory accuracy, on-time delivery and accessibility of the Company's personnel to customers. The Company makes substantially all of its orders available nationwide by next day delivery to assist resellers in successfully meeting end-users' demands. In addition, the Company provides its customers with a variety of support services such as its "wrap and label" program which offers resellers the option to receive orders packaged in accordance with the specifications of particular end-users. This service allows resellers to lower their inventory investment and minimize double handling costs. The Company also offers an office furniture set-up program in which the Company delivers furniture directly to end-users on the reseller's behalf, thereby enabling the reseller to offer a wide range of furniture on a cost-effective basis.

  The Company also provides its resellers a variety of electronic order entry systems, pricing software programs and business management and marketing training programs. For instance, the Company maintains electronic data interchange ("EDI") systems that link the Company to selected resellers, and interactive order systems that link the Company to selected resellers and such resellers to their ultimate end-users. The Company's integrated management information system enables dealers to manage critical business functions including order entry, purchasing, pricing, accounts receivable, accounts payable and inventory control. The Company's matrix pricing software program permits resellers to identify the optimum pricing mix between high and low margin items, thereby enabling resellers to enhance their gross margins. The Company's specialized business management programs enhance particular resellers' ability to increase profits by providing a higher level of service to the end-user while the Company's marketing training programs are designed to instruct resellers on how to market to the end-user based upon a total cost of procurement approach rather than focusing on specific product prices. The Company continually reviews additional services that might be helpful to its customers.

  Diverse Customer Base. With more than 12,000 resellers as customers, the Company believes that it has the broadest customer base in the industry. The Company's customers include office products dealers (including commercial, contract and retail), computer resellers, office furniture dealers, office products superstores, mail order companies and mass merchandisers. No single reseller accounted for more than 5% of the Company's pro forma net sales in 1995. The Company plans to continue to expand its customer base by (i) maintaining and building its business with commercial dealers and contract stationers (including the contract stationer divisions of national office products superstores) who, through consolidation, have continued to increase in size, (ii) developing additional programs for marketing and buying groups that represent groups of dealers and (iii) continuing to focus on niche markets, including specialty dealers (e.g., furniture, computer and sanitary supply distributors).

  Advanced Distribution Capabilities. The Company's network of 43 distribution centers located throughout the United States includes more than seven million square feet of warehouse space and employs advanced technology to distribute products to customers efficiently. For example, as described above, the Company has developed EDI capabilities and interactive order systems that link the Company to selected resellers and such resellers to the ultimate end-user. In 1995, approximately 90% of all of the Company's orders were received electronically. The Company also uses a proprietary computer-based system to enhance order fill rates by automatically searching alternative distribution centers for products and routing those products for shipment.

  Growth of Private Brand Products. The Company offers a line of approximately 1,750 private brand products, including approximately 1,200 products under the Universal(TM) brand name, which the Company believes is the broadest private brand product offering in the industry. Private brand products represented approximately 10% of the Company's pro forma net sales in 1995. The Company believes its private brand products offer significant benefits both to the reseller, by providing an alternative to branded products that offers similar quality at a moderate price, and to many manufacturers, by enabling the manufacturer to increase sales without diluting its brand name pricing structure. To further develop the Universal(TM) brand, the Company operates a trading office in Hong Kong to facilitate the global purchasing of products.

  Experienced Management Team. The Company's senior management team comprises individuals who combine many years of experience in the office products and distribution industries. Management also has had significant experience in integrating companies in the office products industry through the SDC Acquisition by United and the Lynn-Edwards Acquisition by Associated, each in 1992. The Company believes that such experience has contributed to the successful combination of Associated and United into the Company. See "-- Consolidation Plan and Benefits of the Merger."

BUSINESS STRATEGY

  The Company's business strategy is to improve its competitive position and increase its revenues and profitability by (i) maintaining a high level of customer service, (ii) increasing purchases from existing customers, (iii) broadening the Company's product line and customer base, (iv) emphasizing cost effective operations and (v) increasing the overall efficiency of the Company's operations and systems.

  Maintaining a High Level of Customer Service. Customer service has been an important factor in the Company's business strategy in the increasingly competitive office products industry. The Company intends to continue its efforts to differentiate itself from competitive distribution models by providing its customers with a broad product selection, a high degree of product availability, prompt distribution and a variety of customer services. The Company plans to accomplish these goals by continuing to (i) offer one of the broadest product selections available in the industry, (ii) achieve high order fill rates to assure availability of product to its resellers, (iii) offer next day delivery on substantially all of its orders and (iv) assist its resellers by offering electronic order entry systems, pricing software programs and business management and marketing training programs, as well as continually reviewing additional support services which might be helpful to resellers. In addition, because resellers sell directly to end-users, the Company has also focused on the needs of the end-user by designing informative, user-friendly catalogs and marketing programs to assist the reseller's sales efforts.

  Increasing Purchases from Existing Customers. The Company believes that there is an opportunity to capture a portion of the sizeable percentage of total shipments by office products manufacturers currently sold directly to resellers or end-users without wholesaler involvement. As resellers increasingly focus on asset management and return on investment, they increasingly rely on the Company's inventory and service levels to continue to meet end-user requirements for a high order fill rate on an overnight basis. The Company believes that this focus on inventory minimization will continue in the foreseeable future, which creates an opportunity to capture a greater portion of shipments by office products manufacturers.

  Broadening Product Line and Customer Base. The Company's product line expansion plans include developing its ancillary product categories, such as office furniture, computer supplies and peripherals and facilities management supplies. The Company believes that its ancillary product categories allow it to gain incremental sales from its existing resellers and thereby strengthen its position with resellers as a "one-stop shop." In addition, ancillary products allow the Company to enter additional distribution channels and, by adding new types of resellers beyond general line office products dealers, to expand its customer base. At the same time, the Company intends to continue to refine its existing product line offering to eliminate certain redundant items while preserving the diversity of such offering. The Company also plans to continue to expand its customer base by maintaining and building its business with commercial dealers, contract stationers (including the contract stationer divisions of national office products superstores) and mass merchandisers, and by developing additional programs for marketing and buying groups.

  Emphasizing Cost Effective Operations. The Company intends to continue to seek cost reductions at both the corporate and operating levels in order to continue to operate in a cost effective manner. Examples of such cost reductions include (i) reduced merchandise procurement costs through manufacturers' incentives, (ii) continued efforts to increase inventory turnover without lowering service levels, (iii) reduced payroll and benefits costs through improved labor allocation, (iv) reduced freight costs through ongoing refinements to delivery systems, (v) increased sourcing of certain products off-shore, (vi) streamlining of work practices and procedures, and
(vii) increased absorption of fixed costs over an increasing sales base.

  Increasing the Efficiency of Operations and Systems. The Company intends to continue to enhance its systems and streamline its operations. These enhancements include internal systems development as well as customer systems interfaces. The Company is working to make its systems more user friendly from both a customer and internal standpoint. In addition, increased electronic linkages for transactions with customers and suppliers enable both the Company and its business partners to reduce their costs and execute transactions faster and more accurately. As the Company's proprietary electronic linkages become more flexible and easier to use, it enables the Company to garner a growing percentage of its customers' business.

CONSOLIDATION PLAN AND BENEFITS OF THE MERGER

  Prior to completing the Merger, management developed a consolidation plan that represented a detailed program to achieve operating cost savings, including closing redundant distribution centers, as well as general and administrative and sales force consolidations. At the time of the Merger, management estimated that these synergies would result in annualized cost savings of approximately $26.0 million. The consolidation plan is expected to be substantially completed by March 30, 1996, and management believes that the full $26.0 million of annualized savings will be realized. Management expects that such savings will result from vendor allowances, distribution center consolidations, corporate overhead reduction, sales force consolidation, and computer services and telecommunications cost reductions.

THE OFFICE PRODUCTS INDUSTRY

  The Company operates in a large, fragmented and consolidating industry. The office products distribution industry consists of several different channels by which office products are distributed from the manufacturer to the end-user, including resellers buying through wholesalers and resellers purchasing directly from manufacturers. Due to consolidation, the distinct boundaries that once clearly defined distribution channels have become blurred. The industry today consists principally of manufacturers, wholesalers, office products dealers (including commercial, contract and retail), computer resellers, office furniture dealers, office products superstores, mail order companies and mass merchandisers.

  Office Products Wholesalers. The wholesale segment of the office products industry consists of national, specialty and regional wholesalers. The Company, which offers 25,000 items, and S.P. Richards (a division of Genuine Parts), which has historically offered 18,000 items, are the only two national office products wholesalers, and compete with one another on the basis of breadth and depth of product offering, price and the provision of extensive marketing and distribution services for their reseller customers. Specialty office products wholesalers focus on limited product lines such as computer supplies, legal supplies, writing instruments, office furniture or facilities management supplies. Regional office products wholesalers generally offer a broad range of office products and marketing services on a smaller and more limited scale and within a much more limited geographic area than national office products wholesalers.

  For manufacturers, the wholesaler provides broad geographic market exposure for a wide range of their products, assumes credit risk, facilitates the introduction of new products into the marketplace by means of marketing materials, carries inventory and processes smaller orders than manufacturers can economically service. Wholesalers serve a fulfillment function, as a sizable percentage of orders received from wholesalers are pre-sold by their customers to end-users. Wholesalers also provide resellers with prompt service and delivery, a source for placing orders for small quantities and the opportunity to obtain credit, minimize investment in inventory and access marketing resources and technical support. In order for resellers to perform these functions themselves, a source of significant capital is generally required for both investment in systems and additional distribution facilities, as well as for the working capital requirements needed to establish appropriate inventory levels.

  Office Products Dealers. Office products dealers include commercial dealers, contract stationers (e.g., Boise Cascade Office Products, BT Office Products International, Corporate Express, U.S. Office Products and the contract stationer divisions of national office product superstores) and retail dealers. The most significant reseller channel for office product distribution continues to be commercial dealers and contract stationers who serve medium and large-sized business customers through the use of catalogs and sales forces. These resellers typically stock products in distribution centers and deliver them to customers on a next-day basis against orders received electronically, by telephone or fax, or taken by a salesperson on the customer's premises. Major commercial dealers and contract stationers purchase in large quantities directly from manufacturers, rely upon wholesalers for inventory backup and product breadth and offer significant volume-related discounts and a high level of service to their customers.

  Retail office products dealers typically serve small- and medium-sized businesses, home offices and individuals. For many years, retail dealers consisted principally of a large number of independent dealers, operating one or a few relatively small stores in a single local area. During the last decade, however, the office products retail market has undergone significant change, including the elimination or consolidation of many retail dealers (including most traditional stationery stores), as a result of the emergence and rapid growth of discount office supply retailers, which are known as superstores. To compete with the lower prices generally offered on commodity products by superstores, many independent retail dealers have joined marketing or buying groups to negotiate on a collective basis directly with manufacturers and wholesalers, or have altered their business model to adapt to lower gross margins and reduce their operating expenses.

  Computer Resellers. Because computer supplies are now widely used in offices, more office products are computer related and, therefore, are sold through computer resellers (e.g., Computer Discount Warehouse, CompUSA). In addition, most computer resellers now offer a limited selection of more traditional office products.

  Office Furniture Dealers. Office furniture is a major product category within the office products industry. Although nearly all general-line office products dealers sell office furniture, about 75% of all new office furniture is sold through office furniture specialists.

  Office Products Superstores. Office products superstores (e.g., Office Depot, OfficeMax, Staples) employ a warehouse format, are typically open for business seven days a week, stock a select number of items in inventory (typically in the range of 6,000 products), purchase in volume and typically take delivery at their stores direct from manufacturers and offer many of their products at discounts from manufacturers' list prices. Virtually every major metropolitan area in the United States is now served by at least one, and most by several, office products superstores, and the three largest superstore companies operate and advertise nationally. Office products superstores may also purchase from wholesalers for "fill-in" needs and to fill customer orders from special wholesaler catalogs made available to end-users in certain superstores when the superstore does not carry an item. This allows the office products superstores to expand the range of products offered without increasing their on hand inventory levels.

  Mail Order Companies. Mail order marketers of office products (e.g., Quill, Reliable Office Products, Viking Office Products) typically serve small and medium-sized business customers and home offices. While their procurement and order fulfillment functions are similar to contract stationers, they rely exclusively on catalogs and other database marketing programs, rather than direct sales forces, to sell their product offerings. Their operations are based upon large, proprietary customer data bases and sophisticated circulation strategies drawn from end-user marketing programs. Mail order companies purchase from both wholesalers and manufacturers.

  Mass Merchandisers. The mass market retailers (e.g., Kmart, Price/Costco, Sears, Target, Wal-Mart Stores/Sam's Club) have recently taken a growing interest in office products. Office supplies is one of many categories of products typically available in these stores. Certain of these retailers rely on wholesalers to fulfill a portion of their customers' orders.

PRODUCTS

  The Company markets a broad array of products, which include traditional office products; computers and related supplies, office furniture; and other products (including facilities management supplies). As part of the Company's business strategy to acquire incremental sales and increase market share through ancillary product offerings, the Company began to focus on niche product segments in 1991 and has expanded steadily upon this concept since then. The Company's product offerings, composed of more than 25,000 items, may be divided into four primary categories:

  Traditional Office Products. The Company's core business continues to be traditional office products, which includes both brand-name products and the Company's private brand products. Traditional office products include writing instruments, paper products, organizers and calendars and various office accessories. The

Company's traditional office product offerings are quite deep, including, for example, more than 1,000 different stockkeeping units of ring binders and 800 types of file folders. Traditional office products constituted the majority of the Company's 1995 pro forma net sales.

  Computers and Related Supplies. The Company sells computer supplies, peripherals and hardware with major brand names to computer resellers and office products dealers. Such office technology constituted approximately 27% of the Company's 1995 pro forma net sales.

  Office Furniture. The Company's sale of office furniture such as leather chairs, wooden and steel desks and computer furniture has enabled it to become the nation's largest office furniture wholesaler, with the Company currently offering nearly 3,000 furniture items from 70 different manufacturers. Office furniture constituted approximately 15% of the Company's 1995 pro forma net sales. The Company's "Pro-Image" program enables resellers with no previous expertise to provide high-end furniture and office design services to end-users. The Company offers national delivery and product "set-up" capabilities to office products dealers as well as to attract new furniture dealers.

  Other Products. The Company's newest product categories encompass the facilities management supplies market, which includes janitorial and sanitation supplies, specialty mailroom and warehouse items, kitchen and cafeteria items, first aid products and ergonomic products designed to enhance worker productivity, comfort and safety. Another one of the Company's niche markets is business presentation products, including audio visual equipment, flip charts and dry erase boards. Additionally, the Company offers its "Signature Image" program, which provides resellers with access into the advertising specialties market (such as imprinted and logo items).

CUSTOMERS

  The Company sells principally to resellers of office products, consisting primarily of commercial dealers and contract stationers, retail dealers, superstores, mail order companies and mass merchandisers. In addition, the Company sells to office furniture dealers, computer resellers and janitorial and sanitary supply distributors. No single reseller accounted for more than 5% of the Company's pro forma net sales in 1995.

  Commercial dealers and contract stationers are the most significant reseller channel for office products distribution and typically serve large businesses, institutions and government agencies. Through industry consolidation, the number of such dealers has decreased, with the remaining dealers getting larger. Net sales to these commercial dealers and contract stationers as a group are growing rapidly.

  The number of retail dealers has been declining for some time as the result of individual retail dealers' inability to compete successfully with the growing number of superstores and, more recently, as a result of dealerships being acquired and brought under an umbrella of common ownership. However, many retail office products dealers adapted to this highly competitive environment. Many retail dealers, commercial dealers and contract stationers have joined forces in marketing or buying groups in order to increase purchasing leverage. The Company believes it is the leading wholesale source for many of these groups, providing not only merchandise but also special programs that enable these dealers to take advantage of their combined strengths.

  While the Company maintains and builds its business with commercial dealers, contract stationers (including the contract stationer divisions of national office product superstores) and retail dealers, it has also initiated relationships with most major office products superstore chains. In addition, the Company supplies inventory and other fulfillment services to the retail operations of certain superstores, including their direct-to-business delivery programs.

MARKETING AND CUSTOMER SUPPORT

  Substantially all of the Company's 25,000 products are sold through its comprehensive office products catalogs and flyers. These materials include general line catalogs, promotional pieces and specialty catalogs for the office products, office furniture, facilities management supplies and other specialty markets. The Company produces numerous catalogs for placement with dealers' end-user customers, including the following annual catalogs: General Line Catalog; Office Furniture Catalog featuring furniture and accessories; Universal Catalog promoting the Company's private-brand merchandise; Computer Products Catalog offering hardware, supplies, accessories and furniture; Workplace Solutions Catalog featuring janitorial, maintenance, food service, warehouse and mailroom supplies; Business Communications Catalog, featuring products and supplies used for meetings and presentations; and separate Legal and Healthcare Catalogs offering office products used within such professions. In addition, the Company produces the following quarterly promotional catalogs:
Action 2000 and Office Saver, each featuring over 1,000 high-volume commodity items, and Computer Concepts, featuring computer supplies, peripherals, accessories and furniture. The Company also produces separate 8-page quarterly flyers covering general office supplies, office furniture and Universal(TM) products. Because commercial dealers, contract stationers and retail dealers typically distribute only one wholesaler's catalogs in order to streamline and concentrate order entry, the Company attempts to maximize the distribution of its catalogs by offering advertising credits to resellers, which can be used to offset the cost of catalogs.

  In addition to marketing its products and services through the use of its catalogs, the Company employs a sales force of approximately 160 salespersons. The sales force is responsible for sales and service to resellers with which the Company has an existing relationship, as well as for establishing new relationships with additional resellers. The Company supplements the efforts of its sales force through telemarketing.

  The Company concentrates its marketing efforts on providing value-added services to resellers. The Company distributes products that are generally available at similar prices from multiple sources, and most of its customers purchase their products from more than one source. As a result, the Company seeks to differentiate itself from its competitors through a broader product offering, a higher degree of product availability, a variety of high quality customer services and prompt distribution capabilities. In addition to emphasizing its broad product line, extensive inventory, computer integration and national distribution capabilities, the Company's marketing programs have relied upon two additional major components. First, the Company produces an extensive array of catalogs for commercial dealers, contract stationers and retail dealers that are usually custom imprinted with each reseller's name and sold to these resellers who, in turn, distribute the catalogs to their customers. Second, the Company provides its resellers with a variety of dealer support and marketing services, including business management systems, promotional programs and pricing services. These services are designed to aid the reseller in differentiating itself from its competitors by addressing the steps in the end-user's procurement process.

  To assist its resellers with pricing, the Company offers a matrix pricing software program. Traditionally, many resellers have priced products on a discount from the manufacturer's suggested retail price, but recently pricing has shifted toward a net pricing approach, whereby the reseller sells certain products at significant discounts, assuming that it can recapture the discounts through the sale of other higher margin products. The Company's matrix pricing program provides resellers with a resource to assist them in identifying the optimum pricing mix between high and low margin items and, as a result, enables resellers to manage their gross margins.

  The Company offers to its resellers a variety of electronic order entry systems and business management and marketing programs which enhance the resellers' ability to manage their businesses profitably. For instance, the Company maintains EDI systems that link the Company to selected resellers, and interactive order systems that link the Company to selected resellers and such resellers to the ultimate end-user. In addition, the Company's electronic order entry systems allow the reseller to seamlessly forward its customers' orders to the Company, resulting in the delivery of pre-sold products to the reseller or directly to its customers. The Company estimates that in 1995, approximately 90% of its orders were received electronically.

DISTRIBUTION

  At the time of the Merger, certain of the Company's 47 regional distribution centers were redundant and, accordingly, management determined to close eight of such facilities. To date, four redundant facilities have been closed and four remaining facilities are expected to be closed in early Spring of 1996. As a result, the Company will have a network of 40 regional distribution centers (including one expected to open in Pittsburgh, Pennsylvania in the first quarter of 1996) located in 36 metropolitan areas in 25 states, most of which will carry the Company's full line of inventory. In addition, the Company has achieved cost savings from the more efficient post-Merger operation of two distribution centers in each of four market areas, where the size of the Company's sales base requires multiple facilities.

  The Company supplements its regional distribution centers with 26 local distribution points throughout the United States that serve as reshipment points for orders filled at the regional distribution centers. The Company utilizes more than 250 trucks, substantially all of which are contracted for by the Company, to enable direct delivery from the regional distribution centers and local distribution points to resellers.

  The Company's distribution capabilities are augmented by its proprietary, computer-driven system. If a reseller places an order for an item that is out of stock at the Company location which usually serves the particular reseller, the Company's system will automatically search for the item at alternative distribution centers. If the item is available at an alternative location, the system will automatically forward the order to that alternate location, which will then coordinate shipping with the primary facility and, for the majority of resellers, provide a single on-time delivery. The system effectively provides the Company with added inventory support, which enables it to provide higher service levels to the reseller, to reduce back orders and to minimize time spent searching for merchandise substitutes, all of which contribute to the Company's high order fill rate and efficient levels of inventory balances. See "Risk Factors--Service Interruptions."

  Another service offered by the Company to resellers is its "wrap and label" program, which allows resellers the option to receive orders in accordance with the specifications of particular end-users. For example, when a reseller receives orders from a number of separate end-users, the Company groups and wraps the items separately by end-user so that the reseller need only deliver the package. The "wrap and label" program is attractive to resellers because it eliminates the need to break down case shipments and to repackage the orders before delivering them to the end-user.

PURCHASING AND MERCHANDISING

  As the largest national office products wholesaler in the United States, the Company has substantial purchasing power and can realize significant economies of scale. See "--Competitive Strengths--Largest Office Product Wholesaler." The Company obtains products from over 450 manufacturers, for many of whom the Company believes that it is a significant customer. In 1995 on a pro forma basis, no supplier accounted for more than 11% of the Company's aggregate purchases. As a centralized corporate function, the Company's merchandising department interviews and selects suppliers and products for inclusion in the catalogs. Selection is based upon end-user acceptance and demand for the product and the manufacturer's total service, price and product quality offering.

COMPETITION

  The Company competes with office products manufacturers and with other national, regional and specialty wholesalers of office products, office furniture, computers and related items. Competition between the Company and manufacturers is based primarily upon net pricing, minimum order quantity and product availability. Although manufacturers may provide lower prices to resellers than the Company does, the Company's marketing and catalog programs, combined with speed of delivery and its ability to offer resellers a broad line of business products from multiple manufacturers on a "one-stop shop" basis and with lower minimum order quantities, are important factors in enabling the Company to compete effectively. See "--Marketing and Customer Support" and "--Distribution." Manufacturers typically sell their products through a variety of distribution channels, including wholesalers and resellers.

  Competition between the Company and other wholesalers is based primarily on net pricing to resellers, breadth of product lines, availability of products, speed of delivery to resellers, order fill rates and the quality of its marketing and other services. The Company believes it is competitive in each of these areas. Most wholesale distributors of office products conduct operations regionally and locally, sometimes with limited product lines such as writing instruments or computer products. Only one other national wholesaler carries a general line of office products.

  Consolidation has occurred in recent years throughout all levels of the office products industry. Consolidation of commercial dealers and contract stationers has resulted in an increased ability of those resellers to buy goods directly from manufacturers. In addition, over the last decade, office products superstores (which largely buy directly from manufacturers) have entered virtually every major metropolitan market.

  Increased competition in the office products industry, together with increased advertising, has heightened price awareness among end-users. As a result, purchasers of commodity type office products have become extremely price sensitive, and therefore the Company has increased its efforts to market to resellers the continuing advantages of its competitive strengths (as compared to those of manufacturers and other wholesalers), such as marketing and catalog programs, speed of delivery, and the ability to offer resellers on a "one-stop shop" basis a broad line of business products from multiple manufacturers with lower minimum order quantities. In addition, such heightened price awareness has led to margin pressure on commodity office products. In the event that such trend continues, the Company's profit margins could be adversely affected. See "Risk Factors--Competition."

EMPLOYEES

  At December 31, 1995, the Company employed approximately 4,800 persons.

  The Company considers its relationships with its employees to be good. Approximately 900 of the shipping, warehouse and maintenance employees at certain of the Chicago, Detroit, Philadelphia, Baltimore, Los Angeles, Minneapolis and New York City facilities are covered by collective bargaining agreements. The agreements expire at various times during the next three years. See "Risk Factors--Service Interruptions."


LEGAL PROCEEDINGS

  The Company is involved in legal proceedings arising in the ordinary course of its business. The Company is not involved in any legal proceeding that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

PROPERTIES

  The Company considers its properties to be suitable and adequate for their intended uses. These properties consist of the following:

  Executive Offices. The Company's office facility in Des Plaines, Illinois has approximately 135,800 square feet of office and storage space. In September 1993, approximately 47,000 square feet of office space located in Mount Prospect, Illinois was leased by the Company. This lease expires in 1999, with an option to renew for two five-year terms.

  Distribution Centers. The Company presently operates 43 distribution centers in 24 states. Four of such centers are scheduled to close by early Spring of 1996, and one is scheduled to open in Pittsburgh, Pennsylvania during the first quarter of 1996. The Company also operates 26 local distribution points. The following table sets forth information regarding the principal leased and owned distribution centers.

                                                                   APPROXIMATE SQUARE FEET
                                                 METROPOLITAN      ------------------------DATE OF LEASE
STATE                           CITY              AREA SERVED         OWNED      LEASED    EXPIRATION(1)
-----                    ------------------  --------------------- ----------- -------------------------
Arizona................. Tempe               Phoenix                       --      110,000    3/31/01
California.............. City of Industry(2) Los Angeles               344,487     125,000    5/31/98
                         Sacramento(3)       Sacramento                    --      149,800    5/30/03
                         Sacramento          Sacramento                    --      267,284    7/31/08
Colorado................ Denver(4)           Denver                    104,244         --         --
                         Denver              Denver                        --      132,618    5/31/96
Florida................. Hialeah(1)(4)       Miami                         --      134,400   12/31/99
                         Jacksonville(2)     Jacksonville               95,500         --         --
                         Tampa               Tampa                     128,000         --         --
                         Ft. Lauderdale      Miami                         --      151,500    7/01/03
Georgia................. Norcross            Atlanta                   287,700         --         --
Illinois................ Carol Stream        Chicago                       --      139,444    6/30/97
                         Forest Park         Chicago                   222,280     106,000    3/31/97
                         Greenville          St. Louis                 210,000         --         --
Indiana................. Indianapolis        Indianapolis              128,000         --         --
Louisiana............... Harahan(1)          New Orleans                   --       39,385   11/20/96
Maryland................ Harmans(1)(2)       Baltimore/Wash., D.C.     323,980     170,000    2/29/96
Massachusetts........... Woburn              Boston                    372,000         --         --
Michigan................ Livonia             Detroit                   229,700      33,500   11/22/96
Minnesota............... Brooklyn Park       Minneapolis/St. Paul      127,480         --         --
                         Eagan               Minneapolis/St. Paul      210,468         --         --
Missouri................ Kansas City         Kansas City                   --       77,244    5/31/00
New Jersey.............. Edison              New York                  257,579     133,177    6/30/98
                         Pennsauken          Philadelphia              231,000      25,316    3/31/96
New York................ Coxsackie           Albany                    256,500         --         --
North Carolina.......... Charlotte           Charlotte                 104,000         --         --
Ohio.................... Cincinnati          Cincinnati                108,778         --         --
                         Cincinnati(4)       Cincinnati                    --       81,400    6/30/96
                         Columbus            Columbus                      --      126,665    8/31/99
                         Twinsburg           Cleveland                 206,136         --         --
                         Valley View(4)      Cleveland                 233,508         --         --
Oklahoma................ Tulsa               Tulsa                      75,100      22,500   12/31/97
Oregon.................. Portland            Portland                      --       65,850    2/28/97
Pennsylvania............ Pittsburgh          Pittsburgh                    --       84,176    1/31/01
Tennessee............... Memphis             Memphis                       --       78,280    3/31/10
                         Nashville           Nashville                     --       66,000    4/30/98
                         Nashville           Nashville                     --       59,250    9/30/96
Texas................... Dallas(1)(2)        Dallas/Fort Worth         223,230     159,873   12/31/98
                         Houston             Houston                       --      143,859    6/30/96
                         Lubbock             Lubbock                       --       58,725    4/27/98
                         San Antonio         San Antonio                   --       63,098   12/31/03
Utah.................... Salt Lake City      Salt Lake City                --       89,324    9/30/99
Washington.............. Tukwila             Seattle                       --      144,031    3/31/97
Wisconsin............... Milwaukee           Milwaukee                  67,300         --         --

--------
(1) Except as specifically indicated, with respect to facilities subject to more than one lease, references are to the earliest possible expiration date.
(2) A portion of such property is subleased to a third party.
(3) A portion of the lease covering 30,947 square feet of such property expires on March 31, 1996.
(4) The Company expects to close such facility by early Spring of 1996.

  The Company also owns 73,907 square feet of warehouse space in Fort Worth, Texas, which it leases to a third party. In addition, the Company leases approximately 84,000 square feet of warehouse space in Elkridge, Maryland and 81,726 square feet of warehouse space in Charlotte, North Carolina, both of which have been vacated, and the Company intends to sublease such properties (which leases expire on July 31, 2004 and July 31, 1997, respectively) to third persons.

  All property rights of the Company are pledged to secure its obligations under the Credit Facilities. See "Description of Indebtedness--Credit Facilities."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is certain information with respect to those individuals who are currently serving as members of the Board of Directors or as executive officers of the Company.

          NAME            AGE                                   POSITION
          ----            ---                                   --------
Thomas W. Sturgess......   45 Chairman of the Board, President and Chief Executive Officer
Daniel H. Bushell.......   44 Executive Vice President, Chief Financial Officer and Assistant Secretary
Michael D. Rowsey.......   43 Director and Executive Vice President
Steven R. Schwarz.......   42 Executive Vice President
Robert H. Cornell.......   56 Vice President, Human Resources
Otis H. Halleen.........   61 Vice President, Secretary and General Counsel
James A. Pribel.........   42 Treasurer
Ted S. Rzeszuto.........   43 Vice President and Controller
Albert Shaw.............   46 Vice President, Operations
Ergin Uskup.............   58 Vice President, Management Information Systems and Chief Information Officer
Gary G. Miller..........   45 Director and Assistant Secretary
James T. Callier, Jr....   60 Director
Daniel J. Good..........   55 Director
Frederick B. Hegi, Jr...   52 Director
Jeffrey K. Hewson.......   52 Director
James A. Johnson........   41 Director
Joel D. Spungin.........   58 Director

  Set forth below is a description of the backgrounds of the directors and executive officers of the Company. There is no family relationship between any directors or executive officers of the Company. Officers of the Company are elected by the Board of Directors and hold office until their respective successors are duly elected and qualified.

  THOMAS W. STURGESS became President and Chief Executive Officer of the Company on May 31, 1995 and Chairman of the Board of the Company upon consummation of the Merger. Prior to the Merger, Mr. Sturgess served as Chairman of the Board and Chief Executive Officer of Associated since January 1992 and had been Chairman of the Board and Chief Executive Officer of ASI since December 1994. Since 1987, Mr. Sturgess has served as a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate II. Mr. Sturgess has not actively participated in the management of Wingate Partners or the Wingate entities since December 31, 1995. Mr. Sturgess currently serves as a non-executive Chairman of the Board of Redman Industries, Inc., a manufactured housing producer ("Redman"), as well as RBPI Holding Corporation, a manufacturer and distributor of aluminum and vinyl windows. He is a director of Loomis Armored Inc., a provider of armored car and related services ("Loomis"), and Century Products Company, a manufacturer and distributor of baby seats and other juvenile products ("Century Products").

  DANIEL H. BUSHELL became Executive Vice President and Chief Financial Officer of the Company upon consummation of the Merger. Mr. Bushell has served as Assistant Secretary of the Company since January 1996, and served as Secretary of the Company from June 1995 through such date. Mr. Bushell also served as Assistant Secretary of the Company from the consummation of the Merger until June 1995. Prior thereto, Mr. Bushell had been Chief Administrative and Chief Financial Officer of Associated and ASI since January 1992. From 1978 to January 1992, Mr. Bushell served in various capacities with ACE Hardware Corporation, most recently as Vice President of Finance.

  MICHAEL D. ROWSEY was elected to the Board of Directors upon consummation of the Merger and became Executive Vice President of the Company upon consummation of the Merger with primary responsibility for field operations. Prior to the Merger, Mr. Rowsey had been a director of Associated since 1992 and President and Chief Operating Officer of Associated since January 1992. From 1979 to January 1992, Mr. Rowsey served in various capacities with BCOP, most recently as the North Regional Manager.

  STEVEN R. SCHWARZ became Executive Vice President of the Company upon consummation of the Merger with primary responsibility for marketing and merchandising. Prior thereto, he was Senior Vice President, Marketing of United since June 1992 and had previously been Senior Vice President, General Manager, MicroUnited since 1990 and Vice President, General Manager, MicroUnited since September 1989. He had held a staff position in the same capacity since February 1987.

  ROBERT H. CORNELL became Vice President, Human Resources of the Company upon consummation of the Merger. Prior thereto, he was Vice President, Human Resources of United since February 1988, and since 1987 had been Vice President, Human Resources for USG Interiors Inc., a subsidiary of USG Corporation.

  OTIS H. HALLEEN became Vice President, Secretary and General Counsel of the Company as of January 30, 1996. Since November 1, 1995 he has served as Vice President, Secretary and General Counsel at USSC. From 1986 through March 1995 he had been Vice President, Secretary and General Counsel of United.

  JAMES A. PRIBEL became Treasurer of the Company upon consummation of the Merger. Prior thereto he was Treasurer of United since 1992. Prior thereto he had been Assistant Treasurer of USSC since 1984 and had served in various positions since joining USSC in 1978.

  TED S. RZESZUTO became Vice President and Controller of the Company upon consummation of the Merger. Prior thereto he was Vice President and Controller of United since 1987 and Controller of United since 1985 and prior thereto had served in various accounting positions since joining USSC in 1975.

  ALBERT SHAW became Vice President, Operations of the Company shortly after consummation of the Merger. Prior thereto, he was Vice President, Midwest Region of USSC since March 1994. He had been a Vice President of USSC since 1992 and prior to that had served in various management positions since joining USSC in 1974.

  ERGIN USKUP became Vice President, Management Information Systems and Chief Information Officer of the Company upon consummation of the Merger. Prior thereto, he was Vice President, Management Information Systems and Chief Information Officer of United since February 1994, and since 1987 had been Vice President, Corporate Information Services for Baxter International Inc., a global manufacturer and distributor of health care products.

  GARY G. MILLER was elected to the Board of Directors upon consummation of the Merger and became Assistant Secretary of the Company on June 27, 1995. Mr. Miller served as Vice President and Secretary of the Company from consummation of the Merger until June 27, 1995. Prior thereto, Mr. Miller had been a director of Associated since 1992 and Vice President and Secretary of Associated since January 1992. Mr. Miller also currently serves as President of Cumberland, a private investment firm which is located in Fort Worth, Texas. In addition, from 1977 to December 1993, Mr. Miller served as Executive Vice President, Chief Financial Officer and a director of AFG Industries, Inc., and its parent company, Clarity Holdings Corp. He is Chairman of the Board of both CFData Corp., a nationwide provider of check collection and check verification services, and Fore Star Golf, Inc., which was formed in 1993 to own and operate golf course facilities.

  JAMES T. CALLIER, JR. was elected to the Board of Directors upon consummation of the Merger. Prior to the Merger, he had been a director of Associated since 1992. Mr. Callier is a general partner of Wingate Partners, and has served as President of Callier Consulting, Inc., an operating management firm, since 1985. Mr. Callier currently serves as Chairman of the Board of Century Products, as a director of Redman and Loomis and as an advisory director of Wingate II.

  DANIEL J. GOOD was elected to the Board of Directors upon consummation of the Merger. Prior to the Merger, he had been a director of Associated since 1992. Mr. Good is Chairman of Good Capital Co., Inc. ("Good Capital"), an investment firm in Lake Forest, Illinois. Until June 1995, Mr. Good was Vice Chairman of Golden Cat Corp., the largest producer of cat litter in the United States, and prior thereto he was Managing Director of Merchant Banking for Shearson Lehman Bros. and President of A.G. Becker Paribas, Inc. Mr. Good serves as a director of Supercuts, Inc.

  FREDERICK B. HEGI, JR. was elected to the Board of Directors upon consummation of the Merger. Prior to the Merger, he had been a director of Associated since 1992. Mr. Hegi is a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate II. Since May 1982, Mr. Hegi has served as President of Valley View Capital Corporation, a private investment firm. Mr. Hegi also currently serves as Chairman of the Board of Loomis Holding Corporation, the parent corporation of Loomis, ITCO Holding Company, Inc., the parent corporation of ITCO Tire Company, Tahoka First Bancorp, Inc., a bank holding company, and Cedar Creek Bancshares, Inc., a bank holding company, and as a director of Century Products, Lone Star Technologies, Inc., a diversified company engaged in the manufacturing of steel pipe, Cattle Resources, Inc., a manufacturer of animal feeds and operator of commercial cattle feedlots and various funds managed by InterWest Partners.

  JEFFREY K. HEWSON was elected to the Board of Directors in 1991. Mr. Hewson served as President and Chief Executive Officer of the Company from consummation of the Merger until May 31, 1995. Prior thereto, he was President and Chief Operating Officer of United since April 1991. He had been Executive Vice President of United since March 1990. Prior to that, he had been President of ACCO International's U.S. Division since 1989 and President of its Canadian Division since 1987. ACCO International is a manufacturer of traditional office products and a subsidiary of American Brands, Inc., which is a global consumer products holding company.

  JAMES A. JOHNSON was elected to the Board of Directors upon consummation of the Merger. Prior to the Merger, he had been a director of Associated since 1992. Mr. Johnson is a general partner of various Wingate entities, including the indirect general partner of Wingate II. From 1980 until he joined Wingate Partners in 1990, Mr. Johnson served as a Principal of Booz-Allen & Hamilton, an international management consulting firm. Mr. Johnson currently serves as a director of Century Products.

  JOEL D. SPUNGIN has served as a member of the Board of Directors since 1972 and prior to the consummation of the Merger was Chairman of the Board of Directors and Chief Executive Officer of United since August 1988. From October 1989 until April 1991, he was also President of United. Prior to that, since March 1987, Mr. Spungin was Vice Chairman of the Board and Chief Executive Officer of United. Previously, since August 1981, Mr. Spungin was President and Chief Operating Officer of United. He also serves as a general partner of DMS Enterprises, L.P., a management advisory and investment partnership, and as a director of AAR Corp.

  Messrs. Sturgess, Rowsey, Miller, Callier, Good, Hegi and Johnson were elected to the Board of Directors pursuant to a voting trust. See "Certain Transactions--Voting Trust." Such voting trust will terminate upon the consummation of the Offering.

  The Charter provides that the Board of Directors shall be divided into three classes, each class as nearly equal in number as possible, and each term consisting of three years. The directors currently in each class are as follows: Class I (having terms expiring in 1996)--Messrs. Good, Johnson and Hewson; Class II (having terms expiring in 1997)--Messrs. Sturgess, Hegi and Rowsey; and Class III (having terms expiring in 1998)--Messrs. G. Miller, Callier and Spungin. See "Description of Capital Stock--Special Provisions of the Charter and Bylaws--Classified Board of Directors."

                             CERTAIN TRANSACTIONS

VOTING TRUST

  As of February 12, 1996, approximately 74.1% of the outstanding shares of Common Stock were held in a voting trust (the "Voting Trust") pursuant to a Voting Trust Agreement dated as of January 31, 1992. The Voting Trust will terminate upon consummation of the Offering. The trustees of the Voting Trust are Thomas W. Sturgess, Frederick B. Hegi, Jr., James A. Johnson, Daniel J. Good and Gary G. Miller. The trustees of the Voting Trust hold all voting power to vote the shares held in the Voting Trust and may act by a majority vote of the trustees. The trustees agree to vote all shares in trust to elect a board of directors of the Company with (i) at least one representative designated by Good Capital, (ii) at least one representative designated by ASI Partners, L.P., the general partner of which is Cumberland, (iii) at least one representative designated by Messrs. Michael Rowsey, Robert Eberspacher, Daniel Schleppe and Larry Miller and (iv) such number of directors designated by Wingate Partners as will represent a majority of the total number of directors. Messrs. Sturgess, Rowsey, Miller, Callier, Good, Hegi and Johnson were elected to the Board of Directors pursuant to the Voting Trust.

LENDER WARRANTS

  In connection with the Associated Transaction, Associated entered into a warrant agreement (the "Lender Warrant Agreement") with CMIHI pursuant to which Associated issued to CMIHI and certain of Associated's senior lenders the Lender Warrants entitling the holders thereof to acquire an aggregate of 150,340 pre-Merger shares of Associated common stock (or, at such holder's option, nonvoting common stock of Associated) for an exercise price of $0.01 per share. The Lender Warrants were issued in two tranches representing an aggregate of 34,694 pre-Merger shares of Associated common stock (the "Tranche A Warrants") and 115,646 pre-Merger shares of Associated common stock (the "Tranche B Warrants"), respectively.

  In connection with the Lynn-Edwards Acquisition in 1992, the Tranche B Warrant holders received additional Tranche B Warrants exercisable for an additional 39,878 pre-Merger shares of Associated common stock. In addition, an antidilution adjustment mechanism in the Lender Warrant Agreement caused the holders of the Tranche A and Tranche B Warrants to be entitled to purchase an additional 2,017 and 9,040 pre-Merger shares of Associated common stock, respectively, on a pro rata basis as an adjustment relating to the issuance of shares of Associated common stock to an Associated stockholder pursuant to a transition services agreement.

  The Tranche A and Tranche B Warrants were assumed by the Company upon consummation of the Merger, and currently allow the holders thereof to acquire an aggregate of 244,924 and 982,514 shares of Common Stock (or, at such holder's option, shares of Nonvoting Common Stock), respectively, at an exercise price of $0.10 per share. Prior to the Merger, Wingate and Daniel J. Good purchased from one of Associated's former senior lenders Tranche B Warrants exercisable for an aggregate of 462,286 shares of Common Stock for an aggregate of approximately $1.7 million. The number of shares of Common Stock into which the Lender Warrants are exercisable has been increased by approximately 0.12% (representing an antidilution adjustment relating to the issuance of certain Employee Stock Options). See "Description of Capital Stock--Lender Warrants."

PREFERRED B WARRANTS

  In connection with the Associated Transaction, Associated issued Preferred B Warrants entitling the holders thereof to acquire an aggregate of 23,129 pre-Merger shares of Associated common stock for an exercise price of $1.00 per share. Associated amended the Preferred B Warrants prior to the consummation of the Merger to apply to the shares of Common Stock in the same manner as they formerly applied to Associated common stock. Accordingly, the holders thereof are presently entitled to acquire an aggregate of 182,189 shares of Common Stock for an exercise price of approximately $0.15 per share. In July 1995, Wingate, ASI Partners III, L.P. and certain affiliates of Daniel J. Good purchased all of the Preferred B Warrants from the holder thereof for an aggregate purchase price of approximately $1.2 million. The number of shares of Common Stock into which the Preferred B Warrants are exercisable has been increased by approximately 18.1% (representing an antidilution adjustment relating to the issuance of certain Employee Stock Options). See "--Option and Restricted Stock Awards." See "Principal and Selling Stockholders" and "Description of Capital Stock--Preferred B Warrants."

REGISTRATION RIGHTS AGREEMENTS

  In connection with the issuance of the Lender Warrants, Associated, on January 31, 1992, entered into a registration rights agreement (the "Lender Registration Rights Agreement") with the holders of the Lender Warrants pursuant to which it granted to such holders certain rights with respect to registration under the Securities Act of shares of Associated common stock issuable to them upon exercise of the Lender Warrants. The Company assumed the obligations of Associated under the Lender Registration Rights Agreement by operation of law in connection with the Merger and such agreement has been amended accordingly. Pursuant to the amended agreement, in October 1995 the Company effected a "shelf" registration under the Securities Act of all shares of Common Stock issuable or issued upon exercise of the Lender Warrants.

  In connection with the Associated Transaction, Associated, on January 31, 1992, entered into a registration rights agreement (the "Stockholders Registration Rights Agreement") with Wingate Partners, Cumberland, ASI Partners, L.P., Good Capital and certain other holders of Associated common stock (including Messrs. Rowsey, Schleppe, Eberspacher and L. Miller), pursuant to which it granted to such stockholders certain rights with respect to registration under the Securities Act of shares of Associated common stock held by them. The Company assumed the obligation of Associated under the Stockholder Registration Rights Agreement by operation of law as a result of the Merger, and such agreement has been amended accordingly. Under the amended agreement, a holder of 20.0% of the shares of Common Stock subject to the Stockholders Registration Rights Agreement can, in certain circumstances, require the Company to effect up to three registrations of all or part of such holder's shares of Common Stock. The Company is not required to honor any request to register shares of Common Stock if the request is received either prior to March 30, 1996 or less than 300 days following the effective date of any previous registration statement filed in connection with any such request. Upon receipt of a written request to register a holder's shares of Common Stock, the Company must send notice to the other holders subject to such agreement and permit them to also request to have their respective shares of Common Stock registered under the Securities Act. Registrations effected at the request of the holders will be at the expense of the Company (excluding underwriting discounts and commissions).

MANAGEMENT AGREEMENTS

  Pursuant to an Investment Banking Fee and Management Agreement dated as of January 31, 1992 among Associated, ASI and Wingate Partners, Wingate Partners provided certain financial advisory services to Associated and ASI in connection with the Associated Transaction in exchange for a one-time fee of $500,000 (which was paid in January 1992 upon the consummation of the Associated Transaction). The Company assumed the obligation of Associated under such agreement by operation of law as a result of the Merger and such agreement has been amended accordingly. Pursuant to the amended agreement, Wingate Partners has agreed to provide certain oversight and monitoring services to the Company and USSC and their subsidiaries in exchange for an annual fee of up to $725,000, payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria. Upon consummation of the Acquisition, the Company paid aggregate fees to Wingate Partners of $2.3 million for services rendered in connection therewith. Pursuant to the $350,000 annual fee limit previously in effect under such agreement, Wingate Partners earned an aggregate of $603,000, $350,000 and $210,000 with respect to each of the fiscal years ended 1995, 1994 and 1993, respectively, for such oversight and monitoring services. Under the amended agreement, the Company is obligated to reimburse Wingate Partners for its out-of-pocket expenses and indemnify Wingate Partners and its affiliates from loss in connection with these services.

  Effective as of the consummation of the Offering, the Investment Banking Fee and Management Agreement will be terminated and replaced with a Consulting Agreement, pursuant to which Wingate Partners will continue to provide consulting services to the Company. In exchange for the provision of such services during the remainder of 1996, the Company has agreed to pay Wingate Partners a consulting fee of $50,000 per month through December 31, 1996. For consulting services to be provided in 1997 and beyond, the Company has agreed to pay, commencing January 1997, an annual consulting fee equal to the product of $725,000 multiplied by a fraction equal to the ratio of Wingate's beneficial ownership of Common Stock as of the beginning of such year to its beneficial ownership of Common Stock immediately prior to the Offering. In addition, the Company has agreed to pay annual directors fees of $25,000 to any members of the Board of Directors that have been or may in the future be nominated by Wingate Partners (other than Mr. Sturgess). Messrs. Callier, Hegi and Johnson, as nominees of Wingate Partners, will be eligible to receive such fees upon the effectiveness of the Consulting Agreement. Such agreement will terminate on the earlier to occur of January 31, 2002 or such time as Wingate beneficially owns less than 5% of the Common Stock.

  Pursuant to an Investment Banking Fee and Management Agreement dated as of January 31, 1992 among Associated, ASI and Cumberland, Cumberland provided certain financial advisory services to Associated and ASI in connection with the Associated Transaction in exchange for a one-time fee of $500,000 (which was paid in January 1992 upon consummation of the Associated Transaction). The Company assumed the obligation of Associated under such agreement by operation of law as a result of the Merger and such agreement has been amended accordingly. Pursuant to the amended agreement, Cumberland has agreed to provide certain oversight and monitoring services to the Company and USSC and their subsidiaries in exchange for (i) an annual fee of up to $137,500, payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria and (ii) previously issued shares of Associated common stock converted pursuant to the Merger into 154,125 shares of Common Stock. Subject to certain exceptions, the issuance of such shares of Common Stock is subject to rescission if the agreement is terminated before January 31, 2002. Upon consummation of the Acquisition, the Company paid aggregate fees to Cumberland of $100,000 for services rendered in connection therewith. Pursuant to the $75,000 annual fee limit previously in effect under such agreement, Cumberland earned $129,000, $75,000 and $45,000 with respect to each of the fiscal years ended 1995, 1994 and 1993, respectively, for such oversight and monitoring services. The Company is also obligated to reimburse Cumberland for its out-of-pocket expenses and indemnify Cumberland and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect on a year to year basis thereafter unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term. Such agreement will be amended as of the consummation of the Offering so as to (i) provide for the payment of annual directors fees of $25,000 to Mr. Miller (which fees will reduce amounts payable by the Company to Cumberland thereunder) and (ii) provide that such agreement will terminate on January 31, 2000.

  Pursuant to an Investment Banking Fee and Management Agreement dated as of January 31, 1992 among Associated, ASI and Good Capital, Good Capital provided financial advisory services to Associated and ASI in connection with the Associated Transaction in exchange for 31,480 shares of Associated common stock and 185 shares of Associated class A preferred stock. The Company assumed the obligations of Associated under such agreement by operation of law as a result of the Merger and such agreement has been amended accordingly. Pursuant to the amended agreement, Good Capital has agreed to provide certain oversight and monitoring services to the Company and USSC and their subsidiaries, in exchange for (i) an annual fee of up to $137,500, payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria and (ii) previously issued shares of Associated common stock converted pursuant to the Merger into 154,125 shares of Common Stock. Subject to certain exceptions, the issuance of such shares of Common Stock are subject to rescission if the agreement is terminated before January 31, 2002. Upon consummation of the Acquisition, the Company paid aggregate fees to Good Capital of $100,000 for services rendered in connection therewith. Pursuant to the $75,000 annual fee limit previously in effect under such agreement, Good Capital earned an aggregate of $129,000, $75,000 and $45,000 in each of the fiscal years ended

1995, 1994 and 1993, respectively, for such oversight and monitoring services. The Company is also obligated to reimburse Good Capital for its out-of-pocket expenses and indemnify Good Capital and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect thereafter on a year to year basis unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term. Such agreement will be amended as of the consummation of the Offering so as to provide for the payment of annual directors fees of $25,000 to Mr. Good (which fees will reduce amounts payable by the Company to Good Capital thereunder).

CERTAIN INTERESTS OF CHASE BANK

  Chase Bank has certain interests in the Company in addition to its affiliate, Chase Securities, Inc. ("Chase Securities"), which served as the initial purchaser of the Notes and received a discount in the amount of $4.5 million. As a result of the sale of the Notes, CMIHI, an affiliate of Chase Bank, beneficially owns (as of February 12, 1996) approximately 9.7% of the shares of Common Stock outstanding as a result of its ownership of (i) the Lender Warrants received in connection with the Associated Transaction that entitle CMIHI to purchase 476,067 shares of Common Stock for $0.10 per share,
(ii) 480,045 shares of Nonvoting Common Stock purchased or received in connection with the Acquisition and (iii) 278,949 shares of Nonvoting Common Stock issued by the Company to CMIHI in exchange for shares of Common Stock and securities exercisable or convertible into shares of Common Stock contributed by certain pre-Merger holders of Associated common stock upon consummation of the sale of the Notes. See "--Lender Warrants" and "Description of Indebtedness--Notes". Chase Bank has indicated that it intends to sell shares of Common Stock in the Offering. See "Principal and Selling Stockholders." Such shares will be obtained by exercising Lender Warrants and converting shares of Nonvoting Common Stock.

  Chase Securities served as financial advisor to Associated in connection with the Acquisition. Chase Bank is the agent and a lender under the Credit Facilities. In addition, in connection with the Tender Offer, Chase Securities served as dealer manager and Chase Bank served as depositary for tendered shares of Common Stock. A substantial portion of the net proceeds from the sale of the Notes was used to repay in full the Subordinated Bridge Facility, and a portion of the remainder was used to prepay loans under the Term Loan Facilities. In all such capacities, Chase Bank and its affiliates received an aggregate of approximately $23.3 million in fees (although certain of such fees were shared with other members of the lending groups) and had certain of their expenses reimbursed.

SERIES B REPURCHASE

  On July 28, 1995, the Company consummated the repurchase of all of the outstanding shares of the Series B Preferred Stock, together with accrued and unpaid dividends thereon, from the holder thereof for an aggregate purchase price of $7.0 million. In order to enable the Company to consummate the Series B Repurchase, USSC paid a dividend to the Company in the amount of $7.0 million, as permitted under the Credit Facilities and the Indenture. In addition, USSC also paid a dividend to the Company in an amount sufficient to enable the Company to pay a cash dividend on the Series C Preferred Stock of approximately $0.3 million in accordance with the terms of the Company's Charter as a result of the Series B Repurchase.

  In connection with the Series B Repurchase, Wingate and certain affiliates of Cumberland and Daniel J. Good purchased from the former holder of the Series B Preferred Stock an aggregate of 391,056 shares of Common Stock and Preferred B Warrants currently exercisable for an aggregate of 182,189 shares of Common Stock for aggregate purchase prices of approximately $1.8 million and $1.2 million, respectively.

INTERESTS OF CERTAIN PERSONS IN THE OFFERING

  Wingate will receive an aggregate of $43.2 million ($56.1 million if the Underwriters' over-allotment option is exercised in full) of the $75.5 million ($98.3 million if the Underwriters' over-allotment option is exercised in full) in aggregate net proceeds to be received by the Selling Stockholders as a result of the Offering. Mr. Sturgess, the Company's Chairman, President and Chief Executive Officer, serves as a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate II. Although Mr. Sturgess has not actively participated in the management of such entities since December 31, 1995, as a result of such relationship, Mr. Sturgess will ultimately receive approximately $1.7 million ($2.1 million if the Underwriters' over-allotment option is exercised in full) of the proceeds from Wingate's sale of Common Stock in the Offering and the redemption of Series A Preferred Stock held by Wingate in connection therewith. In addition, several other Selling Stockholders presently serve as directors and/or executive officers of the Company or formerly served as directors or executive officers of Associated. See "Principal and Selling Stockholders." The Company will pay all expenses of the Offering, including those attributable to the Selling Stockholders (excluding underwriting discounts and commissions relating to shares of Common Stock to be sold by the Selling Stockholders).

REDEMPTION OF SERIES A PREFERRED STOCK

  Wingate will receive an aggregate of approximately $4.9 million of the $7.8 million in aggregate proceeds to be received by the holders of shares of Series A Preferred Stock as a result of the redemption by the Company of all shares of Preferred Stock using a portion of the proceeds of the Offering. See "Use of Proceeds." Mr. Sturgess, the Company's Chairman, President and Chief Executive Officer, serves as a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate
II. Although Mr. Sturgess has not actively participated in the management of such entities since December 31, 1995, as a result of such relationship, Mr. Sturgess will ultimately receive approximately $1.7 million ($2.1 million if the Underwriters' over-allotment option is exercised in full) of the proceeds from Wingate's sale of Common Stock in the Offering and the redemption of Series A Preferred Stock held by Wingate in connection therewith. See "-- Interests of Certain Persons in the Offering." In addition, several other holders of shares of Series A Preferred Stock presently serve as directors or executive officers of the Company or formerly served as directors or executive officers of Associated. See "Principal and Selling Stockholders."

OPTION AND RESTRICTED STOCK AWARDS

  Effective October 2, 1995, the Company granted, subject to stockholder approval, options exercisable (net of forfeitures) for an aggregate of 1,633,250 shares of Common Stock at an exercise price of $12.50 per share (subject to quarterly increases) and 198,750 shares of Common Stock at a fixed exercise price of $5.12 per share to certain members of the Company's management. Of such options, options exercisable for an aggregate of 542,500 shares of Common Stock at an exercise price of $12.50 per share (subject to quarterly increases) and options exercisable for an aggregate of 77,500 shares of Common Stock at a fixed exercise price of $5.12 per share were granted to Messrs. Bushell, Rowsey, Schwarz, Cornell, Halleen, Pribel, Rzeszuto, Shaw and Uskup. Such options do not vest to the employee until the occurrence of a Vesting Event that causes the present non-public equity investors to have received at least a full return of their investment (at cost) in cash, fully tradable marketable securities or the equivalent, as determined by the Board of Directors in good faith. All of such options will become exercisable upon consummation of the Offering.

  On November 29, 1995, the Company granted options exercisable for an aggregate of 14,648 shares of Common Stock at an exercise price of $5.12 per share to Jeffrey K. Hewson and a restricted stock award of 9,678 shares of Common Stock to Joel D. Spungin, both of whom are directors of the Company, in consideration for their service on the Board of Directors in lieu of directors compensation for a three year period.

  Effective January 1, 1996, the Company granted to Mr. Sturgess, in consideration for services rendered and to be rendered as Chairman, President and Chief Executive Officer of the Company and subject to stockholder approval, (i) options exercisable for an aggregate of 240,000 shares of Common Stock at an exercise price of $12.50 per share (subject to quarterly increases) (80,000 of which will be exercisable only upon the occurrence of a Vesting Event, 80,000 of which will be exercisable upon the later to occur of a Vesting Event or December 31, 1996, and 80,000 of which will be exercisable upon the later to occur of a Vesting Event or March 31, 1997) and (ii) options exercisable for an aggregate of 120,000 shares of Common Stock at a fixed exercise price of $5.12 per share (all of which will only be exercisable upon the occurrence of a Vesting Event). The $5.12 exercise price represents the price paid by certain investors for shares of Associated common stock immediately prior to the Merger.

  Effective January 31, 1996, the Company, subject to stockholder approval, granted to certain officers, including Messrs. Bushell and Rowsey, options exercisable for an aggregate of 202,772 shares of Common Stock at an exercise price of $1.45 per share (of which options exercisable for an aggregate of 51,343 shares and 50,000 shares were granted to Messrs. Bushell and Rowsey, respectively). All of such options (other than those granted to Mr. Bushell) were granted pursuant to executive stock purchase agreements entered into by Associated in connection with the Associated Transaction in January 1992. All of such options will become exercisable upon consummation of the Offering.

  In addition, options granted to management of Associated (including Messrs. Bushell and Rowsey) prior to the Merger and exercisable for an aggregate of 182,348 shares (net of forfeitures) of Common Stock at an exercise price of $1.45 per share (of which options exercisable for an aggregate of 37,856 shares and 44,506 shares were granted to Messrs. Bushell and Rowsey, respectively) will become exercisable (if not already exercisable) upon consummation of the Offering.

EMPLOYMENT AGREEMENTS

  Effective January 1, 1996, the Company entered into an employment agreement with Mr. Sturgess having a three year term, subject to automatic one year renewals thereof. Pursuant to such agreement, Mr. Sturgess agreed to serve as the Company's Chairman of the Board, President and Chief Executive Officer during the term of such agreement in exchange for (i) an annual salary of no less than $495,000, (ii) eligibility to participate in the Company's bonus plans (subject to a maximum of 150% of annual salary) and (iii) eligibility to participate in various benefit programs provided to the Company's employees and senior management. Mr. Sturgess will be entitled to severance pay equal to two times base salary and bonus payable over a period of one year (if the agreement expires) or two years (if Mr. Sturgess terminates his employment for good reason (as defined)).

  The Company has also entered into employment agreements with certain of its other executive officers. Such agreements typically have a one or two year term.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information as of February 12, 1996 and after giving effect to the Offering (assuming no exercise of the Underwriters' over-allotment option) with respect to the beneficial ownership of Common Stock by
(i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the Company's directors and executive officers and (iii) all current directors and executive officers as a group. The table also sets forth information as of the date immediately prior to the Offering with respect to the beneficial ownership of the Series A Preferred Stock by such persons. Unless otherwise indicated, each person has sole voting power and investment power with respect to the shares attributed to him.

                                                                                              SERIES A
                                            COMMON STOCK(1)                              PREFERRED STOCK(2)
                          ---------------------------------------------------------------------------------------
                          BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP  BENEFICIAL OWNERSHIP
DIRECTORS, EXECUTIVE        BEFORE OFFERING                          AFTER OFFERING        BEFORE OFFERING
   OFFICERS AND 5%        ------------------------------SHARES TO -----------------------------------------------
    STOCKHOLDERS             SHARES             %(3)     BE SOLD     SHARES     %(3)      SHARES          %(3)
--------------------      ------------         ------------------ ------------ --------------------     ---------
Wingate Partners, L.P...     6,045,823(4)         50.3% 1,988,740    4,057,083    24.1%      4,908(5)        63.2%
 750 N. St. Paul Street,
  Suite 1200
 Dallas, Texas 75201
ASI Partners, L.P.......     1,799,588(6)         15.7    481,021    1,318,567     7.8       1,889           24.3
 301 Commerce Street,
  Suite 3300
 Ft. Worth, Texas 76102
Cumberland Capital Cor-
 poration...............     1,799,588(6)         15.7    481,021    1,318,567     7.8       1,889(7)        24.3
 301 Commerce Street,
  Suite 3300
 Ft. Worth, Texas 76102
Chase Manhattan.........     1,235,061(8)          9.7    673,111      561,950     3.3          --             --
 Investment Holdings,
  Inc.
 1 Chase Manhattan Plaza
 New York, NY 10081
Daniel H. Bushell.......       228,737(9)          2.0      5,072      223,665     1.3          --             --
James T. Callier, Jr. ..            --              --         --           --      --          --             --
Robert H. Cornell.......        60,480(10)           *         --       60,480       *          --             --
Daniel J. Good..........       257,943(11)         2.2    111,135      146,808       *          --(12)         --
Otis H. Halleen.........        30,240(13)           *         --       30,240       *          --             --
Frederick B. Hegi, Jr.
 .......................            --              --         --           --      --          --             --
Jeffrey K. Hewson.......         6,958(14)           *         --        6,958       *          --             --
James A. Johnson(15)....        19,171               *      4,977       14,194       *          23              *
Gary G. Miller(16)......            --              --         --           --      --          --             --
James A. Pribel.........        20,240(17)           *         --       20,240       *          --             --
Michael D. Rowsey(15)...       299,063(18)         2.6     21,952      277,111     1.6          83(15)        1.1
Ted S. Rzeszuto(15).....        31,350(19)           *         --       31,350       *          --             --
Steven R. Schwarz.......       120,628(20)         1.0         --      120,628       *          --             --
Joel D. Spungin.........        33,004               *         --       33,004       *          --             --
Albert Shaw.............        60,078(21)           *         --       60,078       *          --             --
Thomas W. Sturgess......     6,245,823(22)        53.6  1,988,740    4,257,083    25.3       4,908(23)       63.2
Ergin Uskup.............        60,126(24)           *         --       60,126       *          --             --
All current directors
 and executive officers
 as a group (17 per-
 sons)..................     7,473,841(16)(25)    57.1% 2,131,876    5,341,965    30.0%      5,014(12)       64.6%

--------
*Represents less than 1.0%.
(1) All references herein to Employee Stock Options assume that (i) the amendment to the Company's stock option plan will be approved by the requisite vote of the holders of Common Stock at the Company's annual meeting to be held in May 1996 and (ii) the consummation of the Offering will constitute a Vesting Event.
(2) Information presented herein includes accrued but unpaid dividends on the Series A Preferred Stock. All shares of Preferred Stock will be redeemed with a portion of the proceeds of the Offering. See "Use of Proceeds."
(3) For purposes of calculating the beneficial ownership of each stockholder, it was assumed (in accordance with the Securities and Exchange Commission's definition of "beneficial ownership") that such stockholder had exercised all options, conversion rights or warrants by which such
    stockholder had the right, within 60 days following              , 1996,
    to acquire shares of such class of stock.
(4) Includes (i) 4,268,577 shares owned by Wingate Partners, (ii) 1,117,374 shares owned by Wingate II, (iii) 74,094 shares owned by Wingate Affiliates and (iv) 19,634 shares owned by Wingate Affiliates II. Also includes Lender Warrants exercisable for an aggregate of 419,482 shares (or shares of Nonvoting Common Stock, at the holder's option) purchased by such entities from one of Associated's former senior lenders and Preferred B Warrants exercisable for an aggregate of 146,662 shares purchased by such entities from the former holder of Series B Preferred Stock.
 (5) Includes (i) 4,824 shares of Series A Preferred Stock owned by Wingate Partners and (ii) 84 shares owned by Wingate Affiliates.
 (6) Includes (i) 1,430,401 shares owned by ASI Partners, L.P., (ii) 156,304 shares owned by ASI Partners II, L.P., (iii) 40,084 shares owned by ASI Partners III, L.P. and (iv) 154,125 shares owned by Cumberland. Cumberland serves as the general partner of ASI Partners, L.P., ASI Partners II, L.P. and ASI Partners III, L.P. Also includes Preferred B Warrants exercisable for an aggregate of 18,674 shares purchased by ASI Partners III, L.P. from the former holder of Series B Preferred Stock.
 (7) Includes 1,889 shares of Series A Preferred Stock owned by ASI Partners, L.P., as to which Cumberland serves as general partner.
 (8) Includes (i) 758,994 shares owned by such holder and (ii) 476,067 shares (or shares of Nonvoting Common Stock, at the holder's option) issuable upon exercise of Lender Warrants which are immediately exercisable at $0.10 per share. Subject to certain restrictions, the Nonvoting Common Stock is convertible at any time at the option of the holder into shares of Common Stock for no additional consideration. See "Certain Transactions--Lender Warrants" and "Description of Capital Stock--Lender Warrants."
 (9) Includes (i) 19,538 shares owned by or for the benefit of Mr. Bushell,
     (ii) 89,199 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $1.45 per share, (iii) 15,000 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share and (iv) 105,000 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share.
(10) Includes (i) 480 shares owned by Mr. Cornell, (ii) 7,500 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share and (iii) 52,500 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share.
(11) Includes Lender Warrants exercisable for an aggregate of 42,804 shares (or shares of Nonvoting Common Stock, at the holder's option) purchased by Mr. Good from one of Associated's former senior lenders. Also includes Preferred B Warrants exercisable for an aggregate of 16,852 shares purchased by trusts for which Mr. Good serves as trustee from the former holder of Series B Preferred Stock and 36,173 shares of Common Stock held by such trusts. Does not include 363,899 shares owned by Good Capital. Mr. Good is Chairman and a controlling stockholder of Good Capital and, accordingly, may be deemed to beneficially own the shares owned of record by Good Capital.
(12) Does not include 287 shares owned by Good Capital. Mr. Good is Chairman and a controlling stockholder of Good Capital and, accordingly, may be deemed to beneficially own the shares owned of record by Good Capital.
(13) Includes (i) 240 shares owned by Mr. Halleen, (ii) 3,750 shares issuable upon exercise of Employee Stock Options which are subject to certain restrictions, immediately exercisable at $5.12 per share and (iii) 26,250 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share.
(14) Includes (i) 2,076 shares owned by Mr. Hewson and (ii) 4,882 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share. Does not include 9,766 shares issuable upon exercise of Employee Stock Options that are not exercisable within 60 days.
(15) Includes shares owned directly and by an individual retirement account for the sole benefit of such individual.
(16) Does not include shares owned by ASI Partners, L.P., ASI Partners II, L.P., ASI Partners III, L.P. or Cumberland. Mr. Miller is President and a stockholder of Cumberland and, accordingly, may be deemed to beneficially own the shares owned of record by ASI Partners, L.P., ASI Partners II, L.P., ASI Partners III, L.P. and Cumberland.
(17) Includes (i) 240 shares owned by Mr. Pribel, (ii) 2,500 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share and (iii) 17,500 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share.
(18) Includes (i) 84,557 shares owned by or for the benefit of Mr. Rowsey,
     (ii) 94,506 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $1.45 per share, (iii) 15,000 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share and (iv) 105,000 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share.
(19) Includes (i) 1,350 shares owned by or for the benefit of Mr. Rzeszuto,
     (ii) 3,750 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share and (iii) 26,250 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share.
(20) Includes (i) 628 shares owned by Mr. Schwarz, (ii) 15,000 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share and (iii) 105,000 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share.
(21) Includes (i) 78 shares owned by Mr. Shaw, (ii) 7,500 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share and (iii) 52,500 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share.
(22) Includes (i) 120,000 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share and (ii) 80,000 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share. Does not include 160,000 shares issuable upon exercise of Employee Stock Options that are not exercisable within 60 days. Also includes all 6,045,823 shares beneficially owned by Wingate Partners. Mr. Sturgess serves as a general partner of various Wingate entities, including the indirect general partner of Wingate Partners. Although Mr. Sturgess has not actively participated in the management of such entities since December 31, 1995, as a result of such relationship, Mr. Sturgess may be deemed to beneficially own shares held by Wingate Partners.
(23) Includes all 4,908 shares beneficially owned by Wingate Partners. Mr. Sturgess serves as a general partner of various Wingate entities, including the indirect general partner of Wingate Partners. Although Mr. Sturgess has not actively participated in the management of such entities since December 31, 1995, as a result of such relationship, Mr. Sturgess may be deemed to beneficially own shares held by Wingate Partners.
(24) Includes (i) 126 shares owned by Mr. Uskup, (ii) 7,500 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $5.12 per share and (iii) 52,500 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at $12.50 per share.
(25) Includes all securities beneficially owned by the current directors and executive officers of the Company, including an aggregate of (i) 5,839,453 shares of Common Stock, (ii) 1,008,587 shares issuable upon exercise of Employee Stock Options which are, subject to certain restrictions, immediately exercisable at exercise prices ranging between $1.45 and $12.50 per share and (iii) 625,801 shares issuable upon exercise of Warrants.

SELLING STOCKHOLDERS

  The following table sets forth the number of shares of Common Stock (on a fully diluted basis) (i) owned by the Selling Stockholders as of the date of this Prospectus, (ii) to be sold by the Selling Stockholders in the Offering and (iii) to be owned by the Selling Stockholders immediately following the Offering.

                                                                            PERCENT
                           SHARES OWNED     SHARES TO BE    SHARES OWNED  BENEFICIALLY
SELLING STOCKHOLDER       BEFORE OFFERING SOLD IN OFFERING AFTER OFFERING    OWNED
-------------------       --------------- ---------------- -------------- ------------
Wingate Partners, L.P...     4,491,164       1,477,343       3,013,821        17.9%
Wingate Partners II,
 L.P....................     1,451,153         477,349         973,804         5.8%
Wingate Affiliates,
 L.P....................        77,957          25,644          52,313           *
Wingate Affiliates II,
 L.P....................        25,549           8,404          17,145           *
PAT Investments.........         2,385             619           1,766           *
James A. Johnson(2).....        19,171           4,977          14,194           *
ASI Partners, L.P.......     1,430,401         371,350       1,059,051         6.3%
ASI Partners II, L.P....       156,304          40,578         115,726           *
ASI Partners III, L.P...        58,757          29,080          29,677           *
Cumberland Capital Cor-
 poration...............       154,125          40,013         114,112           *
Daniel J. Good..........       204,918          84,891         120,027           *
Good Capital Co., Inc...       363,899          94,473         269,426         1.6%
Julie Good Mora Grantor
 Trust..................        26,513          13,122          13,391           *
Laura Good Stathos
 Grantor Trust..........        26,513          13,122          13,391           *
Chase Manhattan Invest-
 ment Holdings, Inc.....     1,235,061         673,111         561,950         3.3%
Daniel H. Bushell(1)....       228,737           5,072         223,665         1.3%
Robert W.
 Eberspacher(1)(2)......       214,947           5,000         209,947         1.2%
John D. Kennedy(1)......        70,845           1,014          69,831           *
Lawrence E. Mill-
 er(1)(2)...............       151,633          16,068         135,565           *
Duane J. Ratay(2).......        43,468          11,285          32,183           *
Michael D.
 Rowsey(1)(2)...........       299,063          21,952         277,111         1.6%
Daniel J.
 Schleppe(1)(2).........       168,905          21,952         146,953           *
Neal Bailey(1)(2).......        16,426           4,264          12,162           *
William R. Bazant.......        12,461           3,235           9,226           *
Theresa K. Blake(1)(2)..         8,930           2,059           6,871           *
Robert Deiters(2).......        16,426           4,264          12,162           *
William Figurelli.......        12,461           3,235           9,226           *
Jeff Frantz.............        12,461           3,235           9,226           *
David M. Grove(1).......         4,266             588           3,678           *
Thomas M. Hupp(2).......        12,461           3,235           9,226           *
Thomas Koppelman(1)(2)..        16,426           4,264          12,162           *
Kenneth Larson(2).......        16,426           4,265          12,161           *
James Lyon..............         1,133             294             839           *
Rudy Mayo(1)(2).........        36,426           4,264          32,162           *
Paul Pisarski(1)(2).....        36,426           4,264          32,162           *
Roger Richey(2).........        16,426           4,264          12,162           *
Glenn E. Stephens.......        16,426           4,264          12,162           *
Ralph P. Swiatek(2).....        12,461           3,000           9,461           *
Thomas Trost(2).........        16,426           4,264          12,162           *
Cheryl Zupke(1)(2)......         7,930           2,059           5,871           *
Craig Zupke(1)..........        36,426           4,264          32,162           *

--------
  *Represents less than 1.0%.
(1) Such person was employed by the Company as of February 12, 1996.
(2) Includes shares owned directly and/or by an individual retirement account for the sole benefit of such individual.

See "Management--Directors and Executive Officers" and "Certain Transactions" for a description of material relationships between the Company and the Selling Stockholders during the past three years. The Company will pay all expenses of the Offering attributable to the Selling Stockholders (excluding underwriting discounts and commissions relating to shares of Common Stock to be sold by the Selling Stockholders). The Selling Stockholders have granted the Underwriters an option to purchase up to an additional 1,050,000 shares of Common Stock solely to cover over-allotments in the sale of the shares in the Offering. Such shares will be sold by the Selling Stockholders on a pro-rata basis in the same proportion to the number of shares reflected in the table.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have outstanding approximately 16,825,839 shares of Common Stock. In addition, 289,088 shares of Common Stock will be issuable upon exercise of outstanding Warrants and 2,591,768 shares will be issuable upon exercise of Employee Stock Options. Of the shares that will be outstanding after this Offering, approximately 10,470,832 shares (not including 289,088 shares issuable upon exercise of Lender Warrants) will be freely tradable without restriction or further registration under the Securities Act. All of the remaining 6,355,007 shares of Common Stock held by existing stockholders and 2,591,768 shares issuable upon exercise of Employee Stock Options will be "restricted" securities within the meaning of the Securities Act as a result of the issuance thereof in private transactions not involving a public offering. The "restricted" securities may not be resold unless they are registered under the Securities Act or are sold pursuant to an available exemption from registration, including Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner except an "affiliate" (as that term is defined in Rule 144)) is entitled to sell, within any three-month period, a number of those shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 168,258 shares immediately after this Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and requirements as to the availability of current public information concerning the Company. Rule 144 provides that a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years (including the holding period of any prior owner except an "affiliate") is entitled to sell those shares under Rule 144(k) without regard to the limitation described above. In June 1995, the Commission proposed reducing the two-year and three-year holding periods described above to one year and two years, respectively.

  After completion of the Offering and expiration of the 180-day lockup agreement described below, 6,355,007 shares (5,305,007 shares if the Underwriters' over-allotment options are exercised in full) of Common Stock held by stockholders prior to the consummation of the Offering will be eligible for sale on the open market under Rule 144 (as currently in effect), subject to the volume and manner of sales limitations referred to above, commencing March 31, 1997.

  Certain stockholders and holders of Warrants have been granted certain rights with respect to registration under the Securities Act of shares of Common Stock held by them. Pursuant to the Lender Registration Rights Agreement, the Company has effected a shelf registration with respect to all 289,088 shares of Common Stock issuable upon exercise of the Lender Warrants. See "Certain Transactions--Certain Agreements Regarding the Common Stock" and "--Lender Warrants." The Company also intends to register under the Securities Act the shares of Common Stock issuable upon exercise of certain Employee Stock Options after the plan under which such options were granted has received stockholder approval, which is expected to be obtained at the Company's annual meeting to be held in May 1996.

  The Company's directors and executive officers, the Selling Stockholders and certain other significant stockholders of the Company have agreed that, for the period of up to 180 days following the date of this Prospectus, each will not (i) directly or indirectly, offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to (collectively, a "Disposition"), of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (collectively, the "Securities"), now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, otherwise than (a) the shares offered hereby by such persons, (b) as a bona fide gift or gifts, provided the donee or donees thereof agree to be bound in writing by the terms of the "lock-up" agreement, (c) as a distribution to limited partners or stockholders of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of the "lock-up" agreement, or (d) with prior written consent of the Representatives or (ii) make any demand for or exercise any right with respect to the registration of any Securities. In addition, the Company has agreed that, during the period of up to 180 days from the date of this Prospectus, it will not, without the prior written consent of the Representatives, either directly or indirectly, effect a Disposition with respect to any Securities, other than the shares offered hereby and the Company's issuance of Common Stock upon the exercise of the Employee Stock Options.

  The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. See "Risk Factors--Impact of Shares Eligible for Future Sale."

                         DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK OF THE COMPANY

  The authorized capital stock of the Company consists of 46,500,000 shares, consisting of (a) 1,500,000 shares of a class designated as Preferred Stock, $0.01 par value ("preferred stock"), (b) 40,000,000 shares of a class designated as Common Stock, par value $0.10 per share (the "Common Stock"), and (c) 5,000,000 shares of a class designated as Nonvoting Common Stock, $0.01 par value (the "Nonvoting Common Stock"). Of the authorized shares of capital stock, 11,446,306 shares of Common Stock, 758,994 shares of Nonvoting Common Stock and an aggregate of 15,862 shares of preferred stock, consisting of 5,000 shares of Series A Preferred Stock, no shares of Series B Preferred Stock and 10,862 shares of Series C Preferred Stock were outstanding as of February 12, 1996. In addition, as of such date, dividends on the Series A Preferred Stock consisting of an aggregate of 2,600 shares of Series A Preferred Stock had accrued and not been paid, and Employee Stock Options exercisable for an aggregate of 2,591,768 shares of Common Stock and Warrants exercisable for an aggregate of 1,409,627 shares of Common Stock were outstanding.

  Holders of shares of Common Stock and Nonvoting Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of outstanding shares of any preferred stock and certain restrictions under agreements governing the Company's indebtedness. See "Common Stock Price Range and Dividend Policy" and "Description of Indebtedness." In the event of any dissolution, liquidation or winding up of the Company, holders of shares of Common Stock and Nonvoting Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

  Except as otherwise required by law, the holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. The holders of a majority of shares of Common Stock represented at a meeting of stockholders can elect all of the directors to be elected at such a meeting.

  Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The currently outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of any series of preferred stock which the Company may issue in the future. Shares of Nonvoting Common Stock are entitled to all rights granted to, and subject to all restrictions imposed on, shares of Common Stock, other than the right to vote. Subject to certain restrictions, shares of Nonvoting Common Stock are convertible at any time at the option of the holder thereof into shares of Common Stock for no additional consideration.

 Preferred Stock

  The Company intends to redeem all outstanding shares of Preferred Stock with a portion of the proceeds from this Offering. See "Use of Proceeds." The Board of Directors may, without further action by the Company's stockholders, from time to time, authorize the issuance of shares of preferred stock in series and may, at the time of issuance, determine the powers, rights, preferences and limitations of any such series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent directors.

LENDER WARRANTS

  The Company expects that Lender Warrants exercisable for an aggregate of 289,088 shares of Common Stock will remain outstanding after the Offering. The Lender Warrants contain customary antidilution provisions and are exercisable through January 31, 2002. In addition, the Company is entitled to repurchase the Lender

Warrants at any time after January 31, 1999 at the greater of the then fair market value of the shares of Common Stock (less the applicable exercise price for the Lender Warrants) or the Equity Value (which is defined generally as (i) five times the Company's and its consolidated subsidiaries' earnings before interest, taxes and depreciation and amortization minus (ii) non-convertible debt of the Company and its consolidated subsidiaries minus (iii) preferred stock of the Company plus (iv) cash and cash equivalents). In the event the Company repurchases Lender Warrants or shares of Common Stock pursuant to the call option granted under the Lender Warrants and, within twelve months after the date of such repurchase, the Company, any subsidiary of the Company, or Wingate Partners, Cumberland or Good Capital or their subsidiaries, or affiliates (but excluding any limited partners of Wingate Partners as such) or associates has entered into any contract relating to a merger of the Company or sale of all or substantially all of the assets of the Company or any subsidiary of the Company (a "Look Back Event"), then the Company is required to make a payment to each holder whose Lender Warrants or shares of Common Stock were repurchased in an amount generally equal to (i) the excess of the fair market value of the consideration received by the Company, the subsidiaries and the stockholders of the Company (on a per share basis) in connection with the Look Back Event over (ii) the sum of (a) the amount paid to such holder pursuant to the exercise by the Company of its call option plus (b) imputed interest on such amount through the date of repurchase at the base rate under the Company's existing senior credit agreement.

  The Lender Warrants also contain certain put rights which require the Company to repurchase such Lender Warrants upon the earlier of January 31, 1997 or the occurrence of certain extraordinary corporate events. The purchase price payable by the Company or USSC upon the exercise of the put rights is the greater of the then fair market value of the shares of Common Stock (less the applicable exercise price of the Lender Warrants) or the Equity Value. Because Associated refinanced all of its existing indebtedness and triggered the put rights in connection with the Acquisition, the Lender Warrant Agreement was amended to provide that no put rights may be exercised thereunder until February 10, 1996. The Lender Warrants may be put to the Company at any time prior to consummation of the Offering, at which time such put rights will terminate.

  The Lender Warrants provide the holders with certain "tag along rights" which entitle such holders to participate, on a pro rata basis, in certain sales of shares of Common Stock by Wingate Partners, Cumberland, Good Capital or any of their subsidiaries, affiliates (but excluding any limited partners of Wingate Partners as such) or associates. Pursuant to the Lender Warrants, Wingate Partners has been granted certain "go along rights" which are triggered (subject to certain exceptions) in the event (i) Wingate Partners sells 100% of its equity interest in the Company in a private offering, (ii) all or substantially all of the assets of the Company are sold and the proceeds of such sale are distributed to the stockholders of the Company or (iii) the Company participates in a merger or consolidation. In the event Wingate Partners exercises its "go along rights" in connection with the occurrence of one of the events described above, each holder of Lender Warrants would become obligated to sell all Lender Warrants and shares of Common Stock held by such holders in the applicable transaction and to vote all shares of Common Stock in favor of such transaction.

  The Lender Warrants contain a mechanism whereby after the Lender Warrants (or a portion thereof) have been sold pursuant to the put rights, tag along rights or go along rights under the Lender Warrants (provided that such events have occurred prior to January 31, 1999), each holder of Tranche B Warrants is required to refund to the Company a portion of the aggregate amount earned by such holder on its Tranche B Warrant investment (the "Refunded Amount"). The Refunded Amount is only required to be paid in the event the amount earned by all holders of the Tranche B Warrants exceeds $6,500,000 and such holders received an internal rate of return on their investment represented by the Tranche B portion of the Associated term loans in effect prior to the Merger of at least 25%. The Refunded Amount ranges from 10% of amounts earned on the Tranche B Warrants to 40% of such amounts, depending upon the amount by which the aggregate amount earned by all holders of the Tranche B Warrants exceeds $6,500,000 and the internal rate of return received by such holders on their investment represented by the Tranche B portion of the Associated term loans in effect prior to the Merger exceeds 25%.

  Pursuant to the terms of the Lender Warrants, if, at any time, the Company does not have securities registered under Section 12(b) or 12(g) of the Exchange Act and is not required to file reports under Section

15(d) of the Exchange Act, the holders of the Lender Warrants will be entitled to preemptive rights with respect to certain issuances of shares of Common Stock by the Company and to board observation rights for meetings of the Boards of Directors of the Company and its subsidiaries. The Lender Warrants also contain certain covenants and agreements with respect to, among other things, (i) transactions with affiliates (other than the payment of a limited amount of management fees to Wingate Partners, Cumberland and Good Capital),
(ii) certain mergers, reorganizations, recapitalization and other events with respect to the shares of Common Stock, (iii) the redemption of shares of Common Stock, (iv) changes of the fiscal year of the Company, (v) the taking of actions that would cause the Company or any subsidiary of the Company to own less than 80% of any subsidiary of the Company, except that the Company and each subsidiary of the Company may own a percentage of the stock of any such subsidiary not lower than the percentage owned at the effective time of the Merger, (vi) delivery of financial statements of the Company and (vii) indemnification.

PREFERRED B WARRANTS

  The Company expects that all Preferred B Warrants will be exercised immediately prior to the Offering. The Preferred B Warrants contain customary antidilution provisions and are exercisable through January 31, 2002. The Preferred B Warrants provide the holders thereof with certain "tag along rights" which entitle such holders to participate, on a pro rata basis, in certain sales of shares of Common Stock by Wingate Partners, Cumberland, Good Capital or any other controlling stockholder of the Company. Pursuant to the Preferred B Warrants, Wingate Partners has been granted certain "go along rights" which are triggered (subject to certain exceptions) in the event (i) Wingate Partners sells 100% of its equity interest in the Company in a private offering, (ii) all or substantially all of the assets of the Company are sold and the proceeds of such sale are distributed to the stockholders of the Company or (iii) the Company participates in a merger or consolidation. In the event Wingate Partners exercises its "go along rights" in connection with the occurrence of one of the events described above, each holder of Preferred B Warrants would become obligated to sell all Preferred B Warrants and shares of Common Stock held by such holders in the applicable transaction and to vote all shares of Common Stock in favor of such transaction.

  Pursuant to the terms of the Preferred B Warrants, if, at any time, the Company does not have securities registered under Section 12(b) or 12(g) of the Exchange Act and is not required to file reports under Section 15(d) of the Exchange Act, the holders of the Preferred B Warrants will be entitled to preemptive rights with respect to certain issuances of shares of Common Stock by the Company and to board observation rights for meetings of the Boards of Directors of the Company and its subsidiaries. The Preferred B Warrants also contain certain covenants and agreements with respect to, among other things,
(i) transactions with affiliates (other than certain specified transactions with Wingate Partners, Cumberland and Good Capital), (ii) certain mergers, reorganizations, recapitalizations and other events with respect to the shares of Common Stock, (iii) the repurchase or redemption of shares of Common Stock,
(iv) changes of the fiscal year of the Company, (v) the taking of actions that would cause the Company or any subsidiary of the Company to own less than 80% of any subsidiary of the Company, except that the Company and each subsidiary of the Company may own a percentage of the stock of any such subsidiary not lower than the percentage owned at the effective time of the Merger, (vi) delivery of financial statements of the Company and (vii) indemnification.

SPECIAL PROVISIONS OF THE CHARTER AND BYLAWS

  The Charter and Bylaws provide include certain provisions that could have anti-takeover effects. The provisions are intended to enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the Board of Directors. These provisions are also intended to help ensure that the Board of Directors, if confronted by an unsolicited proposal from a third party that has acquired a block of stock of the Company, will have sufficient time to review the proposal, to develop appropriate alternatives to the proposal, and to act in what the Board of Directors believes to be the best interests of the Company and its stockholders. The provisions of the Charter described under "Classified Board of Directors" and "Vote Required for Certain Business Combinations" below may not be amended or repealed unless approved by holders of at least 80% of the voting power of the then outstanding Common Stock.

  The following is a summary of the provisions of the Charter and Bylaws and is qualified in its entirety by reference to such documents in their respective forms filed as exhibits to the Registration Statement of which this Prospectus forms a part.

  Classified Board of Directors. The Charter provides for three classes of directors, which serve staggered three-year terms and which shall be elected by the holders of the Common Stock. Under certain circumstances, the classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time. Given the current structure of the Company's Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors at any time when the Company has seven or more directors.

  Vote Required for Certain Business Combinations. The Company is subject to
Section 203 of the Delaware General Corporation Law, as amended (the "DGCL"), which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following events occurs: (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" for purposes of the DGCL is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

  In addition, the Charter provides that certain transactions involving an "interested stockholder" require the affirmative vote of the holders of at least 80% of the voting power of the then outstanding Common Stock. Such transactions include certain (i) mergers or consolidations of the Company,
(ii) sales, leases, pledges and similar transactions involving the Company's assets, (iii) issuances or transfers of the Company's securities, (iv) adoptions of a plan of liquidation or dissolution of the Company and (v) reclassifications and recapitalizations of the Company. Such vote requirement is in addition to that required by the DGCL as described in the preceding paragraph. An "interested stockholder" for purposes of the Charter is a person who beneficially owns 20% or more of the Company's voting stock or an affiliate of the Company who at any time within the previous two years beneficially owned 20% or more of the Company's voting stock. Wingate constitutes an "interested stockholder for purposes of both the DGCL and the Charter.

  Limitations on Directors' Liability. The Charter provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. By virtue of these provisions, a director of the Company is not personally liable for monetary damages for a breach of such director's fiduciary duty except for liability for (i) breach of the duty of loyalty to the Company or to its stockholder, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are unlawful under the DGCL and (iv) any transaction from which such director receives an improper personal benefit. In addition, the Charter provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL.

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

                          DESCRIPTION OF INDEBTEDNESS

CREDIT FACILITIES

  Immediately prior to acceptance for payment of shares of Common Stock in the Tender Offer, Associated and ASI entered into the Credit Agreement with Chase Bank, as agent, and a group of banks and financial institutions (including Chase Bank, the "Senior Lenders"), providing for (i) the Term Loan Facilities consisting of the Tranche A Facility in an aggregate principal amount of $125.0 million and the Tranche B Facility in an aggregate principal amount of $75.0 million and (ii) the Revolving Credit Facility in an aggregate principal amount of up to $300.0 million, including a $90.0 million sublimit available for issuance of letters of credit. Upon consummation of the Merger, the obligations of Associated and ASI in respect of the Credit Agreement were assumed by the Company and USSC, respectively. The Revolving Credit Facility was amended as of December 21, 1995 to increase the amount available thereunder to an aggregate of $325.0 million. A portion of the Term Loan Facilities was repaid with a portion of the proceeds from the Notes. See "-- Notes."

  The following is a summary of the principal terms of the Credit Agreement, which summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Credit Agreement, a copy of which is available upon request to the Company. See "Available Information."

  The loans outstanding under the Term Loan Facilities and the Revolving Credit Facility bear interest, at USSC's option, equal to (i) the Base Rate (as hereinafter defined) plus 2.25% (if the Tranche B Facility) or 1.75% (if either the Tranche A Facility or the Revolving Credit Facility) or (ii) LIBOR (as defined), based on one, two, three or six month periods, plus 3.25% (if the Tranche B Facility) or 2.75% (if the Tranche A Facility or the Revolving Credit Facility), with the applicable margins for all but the Tranche B Facility being subject to reductions based on a debt to cash flow ratio test.

  Amounts outstanding under the Tranche A Facility are required to be repaid in 20 consecutive quarterly installments, the first four of which (each in the aggregate principal amount of $3.63 million) are due on the last day of each of the first four calendar quarters commencing with the quarter ending June 30, 1995. Subsequent quarterly payments under the Tranche A Facility are each in the aggregate principal amount of $6.05 million for each of the eight consecutive calendar quarters commencing with the quarter ending June 30, 1996 and $7.26 million for each of the eight consecutive calendar quarters commencing with the quarter ending June 30, 1998. Amounts outstanding under the Tranche B Facility will be repaid in 28 consecutive quarterly installments, the first twenty of which (in the aggregate principal amount of $0.24 million each) will be due on the last day of each of the first twenty calendar quarters which commenced with the quarter ended June 30, 1995. The remaining eight installments in the aggregate principal amount of $8.47 million each will be due on the last day of each calendar quarter commencing with the quarter ending June 30, 2000. The final installments under the Tranche A Facility and the Tranche B Facility will be payable on March 31, 2000 and March 31, 2002, respectively. The Revolving Credit Facility will mature on March 31, 2000. As of December 31, 1995, $87.4 million remained available for borrowing under the Revolving Credit Facility.

  The Revolving Credit Facility is subject to (i) a borrowing base equal to 80% of Eligible Receivables (as defined) plus 50% of Eligible Inventory (as defined in the Credit Agreement) (provided that no more than 60% or, during certain periods 65%, of the Borrowing Base may be attributable to Eligible Inventory) plus the aggregate amount of cover for Letter of Credit Liabilities (as defined) and (ii) the requirement that, for each fiscal year commencing January 1, 1996, USSC must repay revolving loans so that for a consecutive period of 30 days in each fiscal year the aggregate revolving loans do not exceed $200.0 million.

  Loans under the Term Loan Facilities and the Revolving Credit Facility may be prepaid at any time and are subject to certain mandatory prepayments out of
(i) net proceeds in excess of $15.0 million received from the issuance of equity by USSC or any of its subsidiaries after the consummation of the Merger, (ii) net proceeds from certain asset sales in excess of $10.0 million and (iii) 50% of USSC's Excess Cash Flow (as defined) if the

Debt to Cash Flow Ratio (as defined) as of the last day of the fiscal year is less than 3 to 1 and otherwise 75% of USSC's Excess Cash Flow. A waiver under the Credit Agreement has been obtained with respect to the application of the Company's net proceeds from the Offering as described herein. Optional prepayments under the Term Loan Facilities will be applied, pro rata to loans outstanding under the Tranche A Facility and the Tranche B Facility (pro rata to the remaining installments). Mandatory prepayments will be applied first, pro rata to loans outstanding under the Tranche A Facility and the Tranche B Facility (pro rata to the remaining installments), and second, to the permanent reduction of commitments (and the payment of loans outstanding) under, the Revolving Credit Facility.

  The Term Loan Facilities and the Revolving Credit Facility are guaranteed, on a joint and several basis, by the Company, and will be guaranteed by all of the direct and indirect domestic subsidiaries of USSC (if any).

  The Term Loan Facilities and the Revolving Credit Facility are secured by perfected first priority pledges of the stock of USSC, all of the stock of the domestic direct and indirect subsidiaries of USSC and certain of the stock of all of the foreign direct and indirect subsidiaries of USSC and security interests in and liens upon all accounts receivable, inventory, contract rights and other personal and certain real property of USSC and its domestic subsidiaries.

  The Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default customary for financings of the type.

  The Company and USSC are obligated under the Credit Agreement to indemnify the Senior Lenders (and their respective officers, directors, employees and affiliates) against certain liabilities in connection with the Acquisition and the Credit Facilities.

  At the closing of the Acquisition, shares of Associated nonvoting common stock representing 278,949 shares of Nonvoting Common Stock were issued to CMIHI, an affiliate of Chase Bank. See "Certain Transactions--Certain Interests of Chase Bank."

NOTES

  The Notes were issued on May 3, 1995 pursuant to the Indenture. As of February 12, 1996, the aggregate outstanding principal amount of Notes was $150.0 million. The Notes are unsecured senior subordinated obligations of USSC, and payment of the Notes is fully and unconditionally guaranteed by the Company on a senior subordinated basis. The Notes mature on May 1, 2005, and bear interest at the rate of 12 3/4% per annum, payable semiannually on May 1 and November 1 of each year.

  The net proceeds to the Company from the sale of the Notes were $145.5 million (after an underwriter discount of $4.5 million). Such net proceeds were used to (i) repay the Subordinated Bridge Facility, scheduled to mature on March 29, 1996, in the principal amount of $130.0 million, plus accrued interest thereon (at an annual rate of 13%) of approximately $1.6 million,
(ii) repay approximately $4.1 million of the outstanding amounts under the Tranche A Facility, scheduled to mature serially through March 31, 2000, plus accrued interest thereon (at an annual rate of 8.9%) of approximately $0.02 million, (iii) repay approximately $2.4 million of the outstanding amounts under the Tranche B Facility, scheduled to mature serially through March 31, 2002, plus accrued interest thereon (at an annual rate of 9.4%) of approximately $0.01 million, (iv) pay a dividend to the Company in the aggregate amount of $7.0 million to effect the Series B Repurchase and (v) pay certain expenses.

  The Indenture provides that, on or prior to May 1, 1998, USSC may redeem, at its option (the "Equity Clawback Option"), up to $50.0 million aggregate principal amount of Notes with the proceeds of one or more Public Equity Offerings (as defined) at 112.75% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; provided, that Notes having an aggregate principal amount of

$100.0 million remain outstanding immediately after any such redemption. The Company intends to contribute a portion of the proceeds from this Offering to USSC, so that USSC may redeem $50.0 million aggregate principal amount of Notes and pay the redemption premium thereon of approximately $6.4 million in accordance with this provision. Such redemption shall be made on a pro rata basis.

  In addition, the Notes are redeemable at the option of USSC at any time on or after May 1, 2000, in whole or in part, at the following redemption prices (expressed as percentages of principal amount):

                                                                      REDEMPTION
   YEAR                                                                 PRICE
   ----                                                               ----------
   2000..............................................................  106.375%
   2001..............................................................  104.781%
   2002..............................................................  103.188%
   2003..............................................................  101.594%

and thereafter at 100.0% of the principal amount, in each case together with accrued and unpaid interest, if any, to the redemption date.

  Upon the occurrence of a change of control (which term includes the acquisition by any person or group of more than 50% of the voting power of the outstanding Common Stock or certain significant changes in the composition of the Board of Directors), each holder of a Note may require USSC to redeem all or a portion of such holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of such redemption. Such obligation, if it arose, could have a material adverse effect on the Company. Furthermore, such provision could delay, deter or prevent a takeover attempt.

  The Indenture governing the Notes contains certain covenants, including limitations on the incurrence of indebtedness, the making of restricted payments, transactions with affiliates, the existence of liens, disposition of proceeds of asset sales, the making of guarantees by restricted subsidiaries, transfer and issuances of stock of subsidiaries, the imposition of certain payment restrictions on restricted subsidiaries and certain mergers and sales of assets. Such covenants may interfere with USSC's ability to pay dividends to the Company. See "Risk Factors--Restrictions on Payment of Dividends."

  Upon consummation of the sale of the Notes, certain pre-Merger holders of Associated common stock and securities exercisable for such shares contributed to the Company shares of Common Stock and securities exercisable or convertible into Common Stock representing an aggregate of 278,949 shares of Common Stock, in exchange for which the Company issued 278,949 shares of Nonvoting Common Stock to CMIHI, an affiliate of Chase Bank, for services rendered by CMIHI in connection with the Acquisition. See "Certain Transactions--Certain Interests of Chase Bank."

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc., Dean Witter Reynolds Inc. and Goldman, Sachs & Co. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are obligated to purchase and pay for all of such shares of Common Stock if any are purchased.

                                                                     NUMBER OF
                                                                     SHARES OF
  UNDERWRITER                                                       COMMON STOCK
  -----------                                                       ------------
Bear, Stearns & Co. Inc. ..........................................
Dean Witter Reynolds Inc. .........................................
Goldman, Sachs & Co. ..............................................
                                                                     ---------
      Total........................................................  7,000,000
                                                                     =========

  The Underwriters have advised the Company that they propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession not
to exceed $    per share. The selected dealers may reallow a concession to
certain other dealers not to exceed $   per share. After the Offering, the
public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

  The Selling Stockholders have granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus to purchase up to 1,050,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. If the Underwriters exercise such option in part, each Selling Stockholder will sell shares in the proportion that the number of shares of such Selling Stockholder subject to option bears to the total number of shares subject to the option granted by the Selling Stockholders. To the extent the Underwriters exercise their option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  Pursuant to the Underwriting Agreement, the Company's directors and executive officers, the Selling Stockholders and certain other significant stockholders of the Company have agreed that, for the period of 180 days following the date of this Prospectus, each will not (i) directly or indirectly, make a Disposition of any Securities now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, otherwise than (a) the shares offered hereby by such persons, (b) as a bona fide gift or gifts, provided the donee or donees thereof agree to be bound in writing by the terms of the "lock-up" agreement, (c) as a distribution to limited partners or stockholders of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of the "lock-up" agreement, or (d) with prior written consent of the Representatives or (ii) make any demand for or exercise any right with respect to the registration of any Securities. In addition, the Company has agreed that, during the period of 180 days from the date of this Prospectus, it will not, without the prior written consent of the Representatives, either directly or indirectly, offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any Securities, other than the shares offered hereby and the Company's issuance of Common Stock upon the exercise of the Employee Stock Options.

  In general, the rules of the Commission prohibit the Underwriters from making a market in the Common Stock immediately preceding the commencement of sales in the Offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters may engage in passive market making in the Common Stock during the cooling off period.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Common Stock have been passed upon for the Company by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York, and for the Underwriters by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations).

                                    EXPERTS

  The consolidated financial statements of the Company as of and for the year ended December 31, 1995, and the consolidated financial statements of United as of and for the seven months ended March 30, 1995, included in this Prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Associated as of December 31, 1994 and for the years ended December 31, 1993 and 1994 included in this Prospectus and the consolidated financial statements of United as of August 31, 1993 and 1994 and for the years ended August 31, 1992, 1993 and 1994 included in this Prospectus have been audited by Arthur Andersen LLP, as indicated in its reports with respect thereto, and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected without charge and copied, at prescribed rates, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 2549, and the Regional Offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048.

  The Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected and copied at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  This Prospectus incorporates by reference documents that are not presented herein or delivered herewith. The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: United Stationers Inc., 2200 East Golf Road, Des Plaines, Illinois 60016-1267, Attention: Investor Relations, telephone number (847) 699-5000.

  The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus:

    Transition Report on Form 10-K for the seven-month period ended March 30, 1995; and

    All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the period covered by the Transition Report referred to above.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                         INDEX TO FINANCIAL STATEMENTS

UNITED STATIONERS INC. (THE COMPANY, PREVIOUSLY ASSOCIATED HOLDINGS, INC.) AND SUBSIDIARY

Report of Independent Auditors............................................   F-2
Report of Independent Public Accountants..................................   F-3
Consolidated Balance Sheets as of December 31, 1994 and 1995..............   F-4
Consolidated Statements of Income for the Years Ended December 31, 1993,
 1994 and 1995............................................................   F-5
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1993, 1994
 and 1995.................................................................   F-6
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1993, 1994 and 1995......................................................   F-7
Notes to Consolidated Financial Statements................................   F-8
UNITED STATIONERS INC. AND SUBSIDIARIES
Report of Independent Auditors............................................  F-22
Report of Independent Public Accountants..................................  F-23
Consolidated Balance Sheets as of August 31, 1993, August 31, 1994 and
March 30, 1995............................................................  F-24
Consolidated Statements of Operations for the years ended August 31, 1992,
 August 31, 1993, August 31, 1994 and for the seven months ended March 31,
 1994 (unaudited) and March 30, 1995......................................  F-26
Consolidated Statements of Changes in Stockholders' Investment for the
 years ended August 31, 1992, August 31, 1993, August 31, 1994 and for the
 seven months ended March 30, 1995........................................  F-27
Consolidated Statements of Cash Flows for the years ended August 31, 1992,
 August 31, 1993, August 31, 1994 and for the seven months ended March 31,
 1994 (unaudited) and March 30, 1995......................................  F-28
Notes to Consolidated Financial Statements................................  F-29

                        REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of United Stationers Inc.:

  We have audited the accompanying consolidated balance sheet of United Stationers Inc. and Subsidiary as of December 31, 1995 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Stationers Inc. and Subsidiary at December 31, 1995 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

  As discussed in Note 3 to the consolidated financial statements, in 1995 the Company changed its method of valuing inventory from the first-in, first-out
(FIFO) method to the last-in, first-out (LIFO) method.

Chicago, Illinois
January 29, 1996

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Associated Holdings, Inc.:

  We have audited the accompanying consolidated balance sheets of ASSOCIATED HOLDINGS, INC. (a Delaware corporation) AND SUBSIDIARY as of December 31, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Associated Holdings, Inc. and subsidiary as of December 31, 1994, and the results of their operations and their cash flows for the years ended December 31, 1993 and 1994, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
January 23, 1995 (except with
respect to the matters discussed
in Note 1 as to which the date
is February 13, 1995)

                     UNITED STATIONERS INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                               DECEMBER 31,
                                                            -------------------
                                                              1994      1995
                                                            -------- ----------
ASSETS
Current Assets
 Cash and cash equivalents................................. $  1,849 $   11,660
 Accounts receivable, less allowance for doubtful accounts
  of $3,496 in 1994 and $7,315 in 1995.....................   45,139    265,827
 Inventories...............................................   88,197    381,618
 Other.....................................................    3,795     30,903
                                                            -------- ----------
   Total Current Assets....................................  138,980    690,008
                                                            -------- ----------
Property, Plant and Equipment, at cost
 Land......................................................    7,315     24,856
 Buildings.................................................   27,976    105,136
 Fixtures and equipment....................................   18,470     96,467
 Leasehold improvements....................................    1,514      1,634
 Assets under capital lease................................    3,002      3,002
                                                            -------- ----------
 Total property, plant and equipment.......................   58,277    231,095
 Less--accumulated depreciation and amortization...........   12,830     31,114
                                                            -------- ----------
 Net Property, Plant and Equipment.........................   45,447    199,981
                                                            -------- ----------
Goodwill, net..............................................    4,948     77,786
                                                            -------- ----------
Other......................................................    3,104     33,608
                                                            -------- ----------
   Total Assets............................................ $192,479 $1,001,383
                                                            ======== ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Current maturities of long-term debt and capital leases... $  5,901 $   23,886
 Accounts payable..........................................   54,351    194,567
 Accrued expenses..........................................   20,473    107,622
 Accrued income taxes......................................    1,801      8,468
                                                            -------- ----------
   Total Current Liabilities...............................   82,526    334,543
                                                            -------- ----------
Deferred Income Taxes......................................      --      34,380
                                                            -------- ----------
Long-Term Obligations
 Long-term debt............................................   55,467    526,198
 Deferred obligations and other liabilities................    4,872     18,505
                                                            -------- ----------
   Total Long-Term Obligations.............................   60,339    544,703
                                                            -------- ----------
Redeemable Preferred Stock
 Preferred Stock Series A, $0.01 par value; 15,000
  authorized; 5,000 issued and outstanding; 1,788 and
  2,437, respectively, accrued.............................    6,788      7,437
 Preferred Stock Series B, $0.01 par value; 15,000
  authorized; 6,560 issued and outstanding in 1994.........    6,560        --
 Preferred Stock Series C, $0.01 par value; 15,000
  authorized; 9,841 and 10,604, respectively, issued and
  outstanding..............................................    9,841     10,604
                                                            -------- ----------
   Total Redeemable Preferred Stock........................   23,189     18,041
                                                            -------- ----------
Redeemable Warrants........................................    1,650     39,692
                                                            -------- ----------
Stockholders' Equity
 Additional preferred stock, $0.01 par value; 200,000 and
  1,455,000, respectively, authorized; 0 issued and
  outstanding..............................................      --         --
 Common Stock (voting), $0.10 par value; 40,000,000
  authorized; 954,911 issued and outstanding; 5,435
  accrued in 1994; 11,446,306 issued and outstanding in
  1995 $0.01 par value ....................................       10      1,145
 Common Stock (nonvoting), $0.01 par value; 5,000,000
  authorized; 758,994 issued and outstanding in 1995.......      --           8
 Capital in excess of par value............................   18,139     28,871
 Retained earnings.........................................    6,626        --
                                                            -------- ----------
   Total Stockholders' Equity..............................   24,775     30,024
                                                            -------- ----------
   Total Liabilities and Stockholders' Equity.............. $192,479 $1,001,383
                                                            ======== ==========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                     UNITED STATIONERS INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                   YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  1993      1994       1995
                                                --------- --------- ----------
Net Sales.....................................  $ 455,731 $ 470,185 $1,751,462
Cost of Goods Sold............................    350,251   357,276  1,370,522
                                                --------- --------- ----------
  Gross profit................................    105,480   112,909    380,940
Operating Expenses:
  Warehousing, marketing and administrative
   expenses...................................     94,502    94,788    313,624
  Restructuring charge........................        --        --       9,759
                                                --------- --------- ----------
  Total operating expenses....................     94,502    94,788    323,383
                                                --------- --------- ----------
  Income from operations......................     10,978    18,121     57,557
Interest Expense, net.........................      7,235     7,725     46,186
                                                --------- --------- ----------
  Income before income taxes and extraordinary
   item.......................................      3,743    10,396     11,371
Income Taxes..................................        781     3,993      5,128
                                                --------- --------- ----------
  Income before extraordinary item............      2,962     6,403      6,243
Extraordinary Item--loss on early retirement
 of debt, net of tax benefit of $967..........        --        --      (1,449)
                                                --------- --------- ----------
Net Income....................................      2,962     6,403      4,794
Preferred Stock Dividends Issued and Accrued..      2,047     2,193      1,998
                                                --------- --------- ----------
Net Income Attributable to Common
 Stockholders.................................  $     915 $   4,210 $    2,796
                                                ========= ========= ==========
Net Income Per Common and Common Equivalent
 Share
 (Primary and Fully Diluted):
  Income before extraordinary item............  $    0.11 $    0.51 $     0.33
  Extraordinary item..........................        --        --       (0.11)
                                                --------- --------- ----------
  Net income per common and common equivalent
   share......................................  $    0.11 $    0.51 $     0.22
                                                ========= ========= ==========
Average Number of Common Shares Used in
 Primary Calculation..........................  8,071,202 8,250,586 12,809,212
                                                ========= ========= ==========
Average Number of Common Shares Used in Fully
 Diluted Calculation..........................  8,071,202 8,308,780 12,913,229
                                                ========= ========= ==========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    UNITED STATIONERS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 NUMBER OF             NUMBER OF              CAPITAL
                      REDEEMABLE PREFERRED STOCK     REDEEMABLE    COMMON     COMMON    COMMON      COMMON      IN
                     ------------------------------   WARRANTS     SHARES     STOCK     SHARES       STOCK    EXCESS   RETAINED
                       A      B        C     TOTAL   OUTSTANDING  (VOTING)   (VOTING) (NONVOTING) (NONVOTING) OF PAR   EARNINGS
                     ------ ------  ------- -------  ----------- ----------  -------- ----------- ----------- -------  --------
DECEMBER 31, 1992..  $5,488 $5,384  $ 8,077 $18,949    $ 1,435      896,258   $    9        --       $--      $ 8,956   $1,501
 Net income........     --     --       --      --         --           --       --         --        --          --     2,962
 Stock dividends
 issued or accrued
 on preferred
 stock.............     650    559      838   2,047        --           --       --         --        --          --    (2,047)
 Other.............     --     --       --      --         --           --       --         --        --           41      --
                     ------ ------  ------- -------    -------   ----------   ------    -------      ----     -------   ------
DECEMBER 31, 1993..   6,138  5,943    8,915  20,996      1,435      896,258        9        --        --        8,997    2,416
 Net income........     --     --       --      --         --           --       --         --        --          --     6,403
 Stock dividends
 issued or accrued
 on preferred
 stock.............     650    617      926   2,193        --           --       --         --        --          --    (2,193)
 Other.............     --     --       --      --         --           --       --         --        --           51      --
 Issuance of
 common shares.....     --     --       --      --         --        58,653        1        --        --        8,999      --
 Common shares
 accrued...........     --     --       --      --         --         5,435      --         --        --           63      --
 Warrants
 accrued...........     --     --       --      --         215          --       --         --        --           29      --
                     ------ ------  ------- -------    -------   ----------   ------    -------      ----     -------   ------
DECEMBER 31, 1994..   6,788  6,560    9,841  23,189      1,650      960,346       10        --        --       18,139    6,626
 Net income........     --     --       --      --         --           --       --         --        --          --     4,794
 Stock dividends
 issued or accrued
 on Preferred
 Stock.............     649    332      763   1,744        --           --       --         --        --          --    (1,744)
 Repurchase of
 Series B
 Preferred Stock...     --  (6,892)     --   (6,892)       --           --       --         --        --          --       --
 Cash dividends....     --     --       --      --         --           --       --         --        --          --      (360)
 Accretion of
 warrants to fair
 market value......     --     --       --      --      37,275          --       --         --        --      (28,538)  (8,737)
 Issuance of
 warrants
 resulting from
 option grant......     --     --       --      --       2,900          --       --         --        --       (2,900)     --
 Nonvoting common
 stock issued for
 services related
 to financing the
 Acquisition
 issued in
 exchange for
 common stock,
 warrants and
 options...........     --     --       --      --        (460)    (109,159)     (11)   139,474         1       2,749      --
 Increase in value
 of stock option
 grants............     --     --       --      --         --           --       --         --        --        2,449      --
 Common stock
 issued:
   Acquisition.....     --     --       --      --         --     4,831,873      563    215,614         3      35,223      --
   Issuance of
   common stock
   from exercise of
   warrants........     --     --       --      --      (1,673)      58,977        6        --        --        1,673      --
   100% stock
   dividend........     --     --       --      --         --     5,683,463      575    403,906         4         --      (579)
   Stock option
   exercises.......     --     --       --      --         --        20,806        2        --        --           28      --
   Other...........     --     --       --      --         --           --       --         --        --           48      --
                     ------ ------  ------- -------    -------   ----------   ------    -------      ----     -------   ------
DECEMBER 31, 1995..  $7,437 $  --   $10,604 $18,041    $39,692   11,446,306   $1,145    758,994      $  8     $28,871   $  --
                     ====== ======  ======= =======    =======   ==========   ======    =======      ====     =======   ======
                      TOTAL
                      STOCK-
                     HOLDERS'
                      EQUITY
                     ---------
DECEMBER 31, 1992..  $10,466
 Net income........    2,962
 Stock dividends
 issued or accrued
 on preferred
 stock.............   (2,047)
 Other.............       41
                     ---------
DECEMBER 31, 1993..   11,422
 Net income........    6,403
 Stock dividends
 issued or accrued
 on preferred
 stock.............   (2,193)
 Other.............       51
 Issuance of
 common shares.....    9,000
 Common shares
 accrued...........       63
 Warrants
 accrued...........       29
                     ---------
DECEMBER 31, 1994..   24,775
 Net income........    4,794
 Stock dividends
 issued or accrued
 on Preferred
 Stock.............   (1,744)
 Repurchase of
 Series B
 Preferred Stock...      --
 Cash dividends....     (360)
 Accretion of
 warrants to fair
 market value......  (37,275)
 Issuance of
 warrants
 resulting from
 option grant......   (2,900)
 Nonvoting common
 stock issued for
 services related
 to financing the
 Acquisition
 issued in
 exchange for
 common stock,
 warrants and
 options...........    2,739
 Increase in value
 of stock option
 grants............    2,449
 Common stock
 issued:
   Acquisition.....   35,789
   Issuance of
   common stock
   from exercise of
   warrants........    1,679
   100% stock
   dividend........      --
   Stock option
   exercises.......       30
   Other...........       48
                     ---------
DECEMBER 31, 1995..  $30,024
                     =========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (DOLLARS IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1993     1994      1995
                                                    -------  -------  --------
Cash Flows from Operating Activities:
  Net income....................................... $ 2,962  $ 6,403  $  4,794
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Depreciation and amortization..................   6,475    6,356    30,272
    Deferred income taxes..........................     --       --      2,709
    Compensation expense on stock option grants....     --       --      2,407
  Changes in operating assets and liabilities, net
   of Acquisition:
    Increase in accounts receivable................  (3,247)    (128)  (32,330)
    (Increase) decrease in inventory............... (14,998)  (5,579)   31,656
    Increase in other assets.......................  (3,990)    (598)     (107)
    Increase (decrease) in accounts payable........     615    3,806    (5,104)
    Increase (decrease) in accrued liabilities.....   1,381    2,260    (3,474)
    Increase (decrease) in other liabilities.......  (1,282)   1,261    (4,795)
    Other..........................................     --       307       301
                                                    -------  -------  --------
      Net cash provided by (used in) operating
       activities.................................. (12,084)  14,088    26,329
                                                    -------  -------  --------
Cash Flows from Investing Activities:
  Acquisition of United--net of cash acquired of
   approximately $14,500...........................     --       --   (258,274)
  Capital expenditures, net........................  (3,273)    (554)   (8,017)
  Other............................................      (3)     --        --
                                                    -------  -------  --------
      Net cash used in investing activities........  (3,276)    (554) (266,291)
                                                    -------  -------  --------
Cash Flows from Financing Activities:
  Net borrowings (repayment) under revolver........   9,500   (7,900)   (3,608)
  Retirements and principal payments of debt.......  (3,446)  (4,827) (412,342)
  Borrowings under financing agreements............   2,000      --    686,854
  Financing costs..................................     --       --    (25,290)
  Issuance of common stock.........................     --       --     12,006
  Repurchase of Series B Preferred Stock...........     --       --     (6,892)
  Cash dividend....................................     --       --       (360)
  Other............................................      41       51      (595)
                                                    -------  -------  --------
    Net cash provided by (used in) financing
     activities....................................   8,095  (12,676)  249,773
                                                    -------  -------  --------
Net Change in Cash and Cash Equivalents............  (7,265)     858     9,811
Cash and Cash Equivalents, Beginning of Year.......   8,256      991     1,849
                                                    -------  -------  --------
Cash and Cash Equivalents, End of Year............. $   991  $ 1,849  $ 11,660
                                                    =======  =======  ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND PURCHASE ACCOUNTING

  On March 30, 1995, Associated Holdings, Inc. ("Associated") purchased 92.5% of the then outstanding shares of the common stock, $0.10 par value ("Common Stock") of United Stationers Inc. ("United") for approximately $266.6 million in the aggregate pursuant to a tender offer (the "Tender Offer"). Immediately thereafter, Associated merged with and into United (the "Merger" and, collectively with the Tender Offer, the "Acquisition"), and Associated Stationers, Inc., a wholly-owned subsidiary of Associated ("ASI") merged with and into United Stationers Supply Co., a wholly-owned subsidiary of United ("USSC"), with United and USSC continuing as the respective surviving corporations. United, as the surviving corporation following the Merger, is referred to herein as the "Company." As a result of share conversions in the Merger, immediately after the Merger, (i) the former holders of common stock and common stock equivalents of Associated owned shares of Common Stock and warrants or options to purchase shares of Common Stock constituting in the aggregate approximately 80% of the shares of Common Stock on a fully diluted basis, and (ii) holders of pre-Merger United common stock owned in the aggregate approximately 20% of the shares of Common Stock on a fully diluted basis. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes with Associated as the acquiring corporation.

  The Acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The purchase price has been allocated to the net assets of United based on estimated fair values at the date of acquisition with the excess of cost over fair value allocated to goodwill. The purchase price allocation to property, plant and equipment is amortized over the estimated useful lives ranging from 3 to 40 years. Goodwill is amortized over 40 years.

  The total purchase price of United by Associated and its allocation to assets and liabilities acquired are as follows (dollars in thousands):

      Purchase price:
        Price of United shares purchased by Associated............... $ 266,629
        Fair value of United shares not acquired in Offer............    21,618
        Transaction costs............................................     6,309
                                                                      ---------
          Total purchase price....................................... $ 294,556
                                                                      =========
      Allocation of purchase price:
        Current assets............................................... $ 542,993
        Property, plant and equipment................................   151,012
        Goodwill.....................................................    74,503
        Other assets.................................................     7,699
        Liabilities assumed..........................................  (481,651)
                                                                      ---------
          Total purchase price....................................... $ 294,556
                                                                      =========

  Immediately following the Merger, the number of outstanding shares of Common Stock was 11,996,154 (or 13,947,440 on a fully diluted basis), of which (i) the former holders of Class A Common Stock, $0.01 par value, and Class B Common Stock, $0.01 par value, of Associated (collectively "Associated Common Stock") and warrants or options to purchase Associated Common Stock in the aggregate owned 9,206,666 shares constituting approximately 76.7% of the outstanding shares of Common Stock and outstanding warrants or options for 1,951,286 shares (collectively 80.0% on a fully diluted basis) and (ii) pre-Merger holders of shares of Common

                     UNITED STATIONERS INC. AND SUBSIDIARY

Stock (other than Associated-owned and treasury shares) in the aggregate owned 2,789,488 shares of Common Stock constituting approximately 23.3% of the outstanding shares (or 20.0% on a fully diluted basis). As used in this paragraph, the term "Common Stock" includes shares of Nonvoting Common Stock, $0.01 par value, of the Company, which are immediately convertible into Common Stock for no additional consideration.

  The financial information for the year ended December 31, 1995 includes Associated only for the three months ended March 30, 1995 and the results of the Company for the nine months ended December 31, 1995. Financial information prior to 1995 reflects that of Associated only. All common and common equivalent shares have been adjusted to reflect the 100% stock dividend effective November 9, 1995.

2. ORGANIZATION

  The Company is a national general line business products wholesaler. The Company stocks and distributes more than 25,000 items, including traditional office supplies, office furniture and desk accessories; computer supplies, peripherals and hardware, and facilities management supplies. The Company markets its products primarily through catalogs with a total annual circulation of more than 7.5 million copies. The Company markets and distributes products to a broad range of approximately 12,000 resellers, consisting primarily of office products dealers (including commercial, contract and retail), computer resellers, office furniture dealers, office products superstores, mail order companies and mass merchandisers. The Company's distribution capability is supported by a nationwide network of 43 strategically located and fully integrated distribution centers.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company. Investments in 20% to 50% owned companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Certain prior year amounts have been reclassified to conform with current year presentations.

REVENUE RECOGNITION

  Sales and provisions for estimated sales returns and allowances are recorded at the time of shipment.

CASH AND CASH EQUIVALENTS

  Investments in low-risk instruments that have original maturities of three months or less are considered to be cash equivalents. Cash equivalents are stated at cost which approximates market value.

INVENTORIES

  Inventories constituting approximately 94% of total inventories at December 31, 1995 have been valued under the last-in, first-out (LIFO) method. Prior to 1995, all inventories were valued under the first-in, first-out (FIFO) method. Effective January 1, 1995, Associated changed its method of accounting for the cost of inventory from the FIFO method to the LIFO method. Associated made this change in contemplation of its acquisition of United (accounted for as a reverse acquisition) so that its method would conform to that of United. Associated believes that in an inflationary environment the LIFO method provides a better matching of current costs and

                     UNITED STATIONERS INC. AND SUBSIDIARY
current revenues and that earnings reported under the LIFO method are more easily compared to that of other companies in the wholesale industry where the LIFO method is common. This change resulted in a charge to pre-tax income of the Company of approximately $8.8 million ($5.3 million net of tax benefit of $3.5 million) or $0.37 per common and common equivalent share for the year ended December 31, 1995. The cumulative effect of this accounting change for years prior to 1995 is not determinable, nor are the pro forma effects of retroactive application of the LIFO method to prior years. Inventory valued under the FIFO and LIFO accounting methods are recorded at the lower of cost or market. If the lower of FIFO cost or market method of inventory accounting had been used by the Company for all inventories, merchandise inventories would have been approximately $8.8 million higher than reported at December 31, 1995.

PROPERTY, PLANT AND EQUIPMENT

  Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets.

  The estimated useful life assigned to fixtures and equipment is from two to ten years; the estimated useful life assigned to buildings does not exceed 40 years; leasehold improvements and assets under capital leases are amortized over the lesser of their useful lives or the term of the applicable lease.

GOODWILL

  Goodwill represents the excess cost over the value of net assets of businesses acquired and is amortized on a straight-line basis over 40 years. The Company continually evaluates whether events or circumstances have occurred indicating that the remaining estimated useful life of goodwill may not be appropriate. When factors indicate that goodwill should be evaluated for possible impairment, the Company will use an estimate of undiscounted future operating income compared to the carrying value of goodwill to determine if a write-off is necessary. The cumulative amount of goodwill amortized at December 31, 1994 and 1995 is $295,000 and $1,953,000,
respectively.

SOFTWARE CAPITALIZATION

  The Company capitalizes major internal and external systems development costs determined to have benefits for future periods. Amortization is recognized over the periods in which the benefits are realized, generally not to exceed three years. Systems development costs capitalized were $767,000, $780,000 and $516,000 in 1993, 1994 and 1995, respectively. Amortization expense was $128,000, $157,000 and $2,298,000 in 1993, 1994 and 1995,
respectively.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

  Net income per common and common equivalent share is based on net income after preferred stock dividend requirements. Net income per common and common equivalent share on a primary and fully diluted basis are computed using the weighted average number of shares outstanding adjusted for the effect of stock options and warrants considered to be dilutive common stock equivalents.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from these estimates.

                     UNITED STATIONERS INC. AND SUBSIDIARY

STOCK OPTIONS

  The Company accounts for stock options in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees.

4. BUSINESS COMBINATION AND RESTRUCTURING CHARGE

  The following summarized unaudited pro forma operating data for the years ended December 31, 1994 and 1995 is presented giving effect to the Acquisition as if it had been consummated at the beginning of the respective periods and, therefore, reflects the results of United and Associated on a consolidated basis. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future. The pro forma results exclude one-time nonrecurring charges or credits directly attributable to the transaction (dollars in thousands, except share data):

                                                               PRO FORMA
                                                             TWELVE MONTHS
                                                         ---------------------
                                                          ENDED DECEMBER 31,
                                                         ---------------------
                                                            1994       1995
                                                         ---------- ----------
      Net sales......................................... $1,990,363 $2,201,860
      Income before income taxes........................      4,237     22,737
      Net income........................................      2,581     13,063
      Net income per primary and fully diluted common
       and common equivalent share......................       0.07       0.80

  The pro forma income statement adjustments consist of (i) increased depreciation expense resulting from the write-up of certain fixed assets to fair value, (ii) additional incremental goodwill amortization, (iii) additional incremental interest expense due to debt issued, net of debt retired, and (iv) reduction in preferred stock dividends due to the repurchase of the Series B Preferred Stock.

  In the first quarter of 1995, the Company recorded a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million). The restructuring charge includes severance costs totaling $1.8 million. The consolidation plan specifies that 330 distribution, sales and corporate positions, 180 of which relate to pre-Merger Associated, will be eliminated substantially within a one-year period following the Merger. As of December 31, 1995, approximately 90 former Associated employees had been terminated, with related costs of approximately $1.0 million charged against the reserve. The restructuring charge also includes distribution center closing costs totaling $6.7 million and stockkeeping unit reduction costs totaling $1.3 million. The consolidation plan calls for the closing of eight redundant distribution centers, six of which relate to pre-Merger Associated facilities, and the elimination of overlapping inventory items from the Company's catalogs substantially within a one-year period following the Merger. Distribution center closing costs include (i) the net occupancy costs of leased facilities after they are vacated until the expiration of the leases and (ii) the losses on the sale of owned facilities and the facilities' furniture, fixtures and equipment. Stockkeeping unit reduction costs include losses on the sale of inventory items which have been discontinued solely as a result of the Acquisition and Merger. As of December 31, 1995, $0.4 million relating to distribution center closing costs have been charged against the reserve. The consolidation plan is scheduled to be substantially completed by March 31, 1996.

  The historical results for 1995 include an extraordinary charge of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) of financing costs and original issue discount relating to the debt retired. In addition, the historical results for 1995 include compensation expense relating to an increase in the value of employee stock options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million) as a result of the Acquisition and Merger. The pro forma twelve months ended December 31, 1995 do not include the extraordinary writeoff.

                     UNITED STATIONERS INC. AND SUBSIDIARY

5. LONG-TERM DEBT

  Long-term debt consists of the following amounts (dollars in thousands):

                                                             1994      1995
                                                            -------  --------
Revolver................................................... $39,910  $185,000
Term Loans
  Tranche A, due in installments until March 31, 2000......     --    110,053
  Tranche B, due in installments until March 31, 2002......     --     71,837
  Tranche A, due in installments until December 1996.......  11,000       --
  Tranche B, due in installments from January 1997 until
   December 1998...........................................  10,000       --
  Original Issue Discount Tranche B due in 1997............    (443)      --
Senior Subordinated Notes..................................     --    150,000
Mortgage at 9.4%, due in installments until 1999...........     --      2,174
Industrial development bonds, at market interest rates,
 maturing at various dates through 2011....................     --     14,300
Industrial development bonds, at 66% to 79% of prime,
 maturing at various dates through 2004....................     --     15,500
Other long-term debt.......................................     --        313
                                                            -------  --------
                                                             60,467   549,177
  Less--current maturities.................................  (5,000)  (22,979)
                                                            -------  --------
                                                            $55,467  $526,198
                                                            =======  ========

  The prevailing prime interest rate at the end of 1995 and 1994 was 8.5%.

  In connection with the Acquisition, Associated received an equity investment of $12.0 million and borrowed an aggregate of $416.5 million under the Credit Facilities and $130.0 million under the Subordinated Bridge Facility. The proceeds of these investments and borrowings were used to (i) finance the purchase of shares of United common stock pursuant to the Offer, (ii) refinance certain existing indebtedness of Associated (including all amounts outstanding under the existing old Associated credit facilities) and indebtedness of the Company (including certain amounts outstanding under United and USSC credit facilities), (iii) repurchase United employee stock options, and (iv) pay fees and expenses relating to the Acquisition.

  The Credit Facilities as of December 31, 1995, consist of $200.0 million of term loan borrowings ("Term Loan Facilities") and up to $325.0 million of revolving loan borrowings ("Revolving Credit Facility"). The loans outstanding under the Term Loan Facilities and the Revolving Credit Facility bear interest, at the Company's option, equal to the prime rate plus 2.25% (if the Tranche B Facility) or 1.75% (if either the Tranche A Facility or the Revolving Credit Facility) or LIBOR, based on one, two, three or six month periods.

  On May 3, 1995, USSC completed the issuance of $150.0 million of 12 3/4% Senior Subordinated Notes due 2005 (the "Notes"). The net proceeds of the Notes (after discount and fees of approximately $7.9 million) were used to pay certain expenses to repay the $130.0 million Subordinated Bridge Facility (together with $1.6 million in accrued and unpaid interest thereon), to repay a portion of the Tranche A and Tranche B term loans and accrued interest (totaling approximately $6.5 million), to repurchase all outstanding shares of the Company's Series B Preferred Stock and to provide working capital.

  The Revolving Credit Facility is limited to the lesser of $325.0 million or a borrowing base equal to 80% of Eligible Receivables (as defined in the Credit Agreement); plus 50% of Eligible Inventory (as defined in the Credit Agreement) (provided that no more than 60% or, during certain periods 65%, of the Borrowing Base may

                     UNITED STATIONERS INC. AND SUBSIDIARY
be attributable to Eligible Inventory); plus the aggregate amount of cover for Letter of Credit Liabilities (as defined). The Revolving Credit Facility provides that, for each fiscal year commencing January 1, 1996, the Company must repay revolving loans so that for a consecutive period of 30 consecutive days in each fiscal year the aggregate revolving loans do not exceed $200.0 million. The Revolving Credit Facility matures on March 31, 2000.

  The Company is exposed to market risk for changes in interest rates. The Company may enter into interest rate collar agreements to reduce the impact of fluctuations in interest rates on a portion of its variable rate debt. Such agreements generally require the Company to pay to or entitle the Company to receive from the other party the amount, if any, by which the Company's interest payments fluctuate beyond the rates specified in the agreements. The Company is subject to the credit risk that the other party may fail to perform under such agreements. The Company's allocated cost of such agreements is amortized to interest expense over the term of the agreements, and the unamortized cost is included in other assets. Payments received or made as a result of the agreements, if any, are recorded as an addition or a reduction of interest expense. At December 31, 1995, the Company had agreements which collar $200.0 million of the Company's borrowings under the Credit Facilities and expire in April 1998.

  The agreement governing the Credit Facilities (the "Credit Agreement") contains representations and warranties, affirmative and negative covenants and events of default customary for financings of this type. Substantially all assets of the Company are pledged as collateral under the Credit Agreement and other long-term debt.

  Debt maturities for the years subsequent to December 31, 1995, are as follows (dollars in thousands):

             YEAR                              AMOUNT
             ----                             --------
             1996............................ $ 22,979
             1997............................   27,630
             1998............................   31,273
             1999............................   34,172
             2000............................  221,695
             Later years.....................  211,428
                                              --------
                                              $549,177
                                              ========

  Outstanding letters of credit totaled $56.0 million at December 31, 1995. The letters of credit were issued to support various activities of the Company.

                     UNITED STATIONERS INC. AND SUBSIDIARY

6. LEASES

  The Company has entered into several non-cancelable long-term leases for property and equipment. Future minimum lease payments for non-cancelable leases in effect at December 31, 1995 having initial remaining terms of more than one year are as follows (dollars in thousands):

                                                          OPERATING LEASES
                                                     --------------------------
                                                                         NET
                                             CAPITAL  LEASE   SUBLEASE  LEASE
YEAR                                          LEASE  PAYMENTS  INCOME  PAYMENTS
----                                         ------- -------- -------- --------
1996.......................................  $1,181  $13,950    $372   $13,578
1997.......................................   1,479   11,085     199    10,886
1998.......................................     487    9,245     146     9,099
1999.......................................     --     7,502      61     7,441
2000.......................................     --     5,462     --      5,462
Later years................................     --    18,801     --     18,801
                                             ------  -------    ----   -------
Total minimum lease payments...............   3,147  $66,045    $778   $65,267
                                                     =======    ====   =======
Less amount representing interest..........     334
                                             ------
Present value of net minimum lease payments
 (including current portion of $907).......  $2,813
                                             ======

  Rental expense for all operating leases was approximately $2.7 million, $3.0 million and $14.2 million in 1993, 1994 and 1995, respectively.

7. PENSION PLANS AND PROFIT SHARING PLANS

PENSION PLANS

  In connection with the Merger and Acquisition, the Company assumed the pension plans of United. Associated did not have a pension plan. Former Associated employees will enter the pension plan on July 1, 1996. At that time, the Company will have pension plans covering substantially all of its employees. Non-contributory plans covering non-union employees provide pension benefits that are based on years of credited service and a percentage of annual compensation. Non-contributory plans covering union members generally provide benefits of stated amounts based on years of service. The Company funds the plans in accordance with current tax laws.

  The following table sets forth the plans' funded status at December 31, 1995 (dollars in thousands). This exhibit does not include the projected benefit obligation of $680,000 for the former Associated employees as of December 31, 1995.

                                                                       1995
                                                                      -------
Actuarial Present Value of Benefits Obligation
  Vested benefits.................................................... $18,776
  Non-vested benefits................................................   1,996
                                                                      -------
Accumulated benefits obligation......................................  20,772
Effect of projected future compensation levels.......................   2,861
                                                                      -------
Projected benefits obligation........................................  23,633
Plan assets at fair value............................................  26,713
                                                                      -------
Plan assets in excess of projected benefits obligation...............   3,080
Unrecognized net gain due to past experience different from
 assumptions.........................................................    (507)
                                                                      -------
Prepaid pension asset recognized in Consolidated Balance Sheets...... $ 2,573
                                                                      =======

                     UNITED STATIONERS INC. AND SUBSIDIARY

  The plans' assets consist of debt securities, equity securities and government securities. Net periodic pension cost for 1995 for pension and supplemental benefits plans includes the following components (dollars in thousands):

                                                                         1995
                                                                        -------
      Service cost-benefits earned during the period................... $ 1,142
      Interest cost on projected benefits obligation...................   1,157
      Actual return on assets..........................................  (2,711)
      Net amortization and deferral....................................   1,382
                                                                        -------
      Net periodic pension cost........................................ $   970
                                                                        =======

  The projected benefit obligation for 1995 was determined using an assumed discount rate of 7.25%. In 1995, the assumed rate of compensation increase ranged from 0.0% to 5.5%. The expected long-term rate of return on assets used in determining net periodic pension cost was 7.5%.

PROFIT SHARING PLANS

  In connection with the Merger and Acquisition, the Company assumed the profit sharing plan of United; thus, the Company currently has two profit sharing plans which cover all salaried employees and certain hourly employees. The plans provide for annual contributions by the Company in an amount determined by the Board of Directors. The plans also permit employees to have contributions made as 401(k) salary deferrals on their behalf and to make after-tax voluntary contributions. The plans provide that the Company may match employee contributions as 401(k) salary deferrals. Company contributions for matching of employee contributions were approximately $0.4 million, $0.3 million and $0.6 million in 1993, 1994 and 1995, respectively.

8. POSTRETIREMENT BENEFITS

  In connection with the Merger, the Company assumed the postretirement plan of United on March 30, 1995. Associated did not have a postretirement plan. The plan is unfunded and provides health care benefits to substantially all retired non-union employees and their dependents. Eligibility requirements are based on the individual's age (minimum age of 55), years of service and hire date. The benefits are subject to retiree contributions, deductibles, co-payment provisions and other limitations.

  The assumed health care average cost trend rate used in measuring the accumulated postretirement benefit obligation ("APBO") at December 31, 1995 was 11.0% and 3.0% in 1996 and beyond, respectively. Beginning in 1996, retirees will pay the difference between actual plan costs and the portion of costs paid by the Company which is limited to a cost trend rate of 3%. The assumed discount rate was 7.5%. A 1% increase in the health care cost trend rate would increase the APBO as of December 31, 1995 by approximately $396,000 and annual service cost and interest cost by approximately $46,000.

  The cost of postretirement health care benefits for the year ended December 31, 1995 was as follows (dollars in thousands):

                                                                           1995
                                                                           ----
      Service cost........................................................ $161
      Interest on accumulated benefits obligation.........................  109
                                                                           ----
      Net postretirement benefit cost..................................... $270
                                                                           ====

                     UNITED STATIONERS INC. AND SUBSIDIARY

  The following table sets forth the amounts recognized in the Company's Consolidated Balance Sheet as of December 31, 1995 (dollars in thousands):

                                                                        1995
                                                                       -------
      Retirees........................................................ $  (762)
      Other active plan participants..................................  (2,059)
                                                                       -------
      Total APBO......................................................  (2,821)
      Unrecognized net loss...........................................      76
                                                                       -------
      Accrued postretirement benefit obligation....................... $(2,745)
                                                                       =======

9. STOCK PLAN INCENTIVES

  The Management Stock Option Plan (the "Plan"), as amended, is administered by the Board of Directors, although the Plan provides that the Board of Directors of the Company may designate an option committee to administer the Plan. Options outstanding under the Plan as of the Merger date became exercisable for a number of Shares equal to the number of such Shares that would have been received in respect of such option if it had been exercised immediately prior to March 30, 1995 (the "Effective Time").

  In September 1995, the Company's Board of Directors approved an amendment to the Plan, subject to stockholder approval, which provided for the issuance of options to key management employees of the Company exercisable for up to 2.2 million additional shares of its Common Stock. Subsequently, approximately 2.2 million options were granted to management employees subject to stockholder approval. The options were granted at an option price below market value and the option price of certain of such options is subject to increases on a quarterly basis beginning in 1996.

  The stock options granted under the Plan do not vest to the employee until the occurrence of an event (a "Vesting Event") that causes the present non-public equity investors to have received at least a full return of their investment (at cost) in cash, fully tradable, marketable securities or the equivalent. A Vesting Event will cause the Company to recognize compensation expense based upon the difference between the fair market value of the Common Stock and the exercise price of the stock options.

  The Company is contemplating a public offering of its Common Stock (see Note 16 to the Consolidated Financial Statements). Therefore, the Company may recognize a nonrecurring charge and related tax effect during the first quarter of 1996 of $31.7 million in compensation expense ($19.0 million net of tax benefit of $12.7 million) based on a stock price of $22.75. Each $1.00 change in the Common Stock price will result in an adjustment to such compensation expense of approximately $2.6 million ($1.6 million net of tax benefit of $1.0 million).

  An optionee under the Plan must pay the full option price upon exercise of an option (i) in cash, (ii) with the consent of the Board of Directors of the Company, by delivering shares of Common Stock already owned by such optionee (including shares to be received upon exercise of the option) and having a fair market value at least equal to the exercise price or (iii) in any combination of the foregoing. The Company may require the optionee to satisfy federal tax withholding obligations with respect to the exercise of options by
(i) additional withholding from the employee's salary, (ii) requiring the optionee to pay in cash or (iii) reducing the number of shares of Common Stock to be issued (except in the case of incentive options).

                     UNITED STATIONERS INC. AND SUBSIDIARY

  The following table summarizes the transactions of the Plan for the last three years (dollars in thousands):

STOCK INCENTIVE AWARD    OPTION PRICE   OPTION PRICE        OPTION PRICE
PLAN                     ------------- --------------- -----------------------
(EXCLUDING RESTRICTED
STOCK)                    1993   RANGE   1994    RANGE   1995        RANGE
---------------------    ------- ----- --------  ----- ---------  ------------
Options outstanding at
 beginning of the
 period................. 367,160 $1.45  367,160  $1.45   217,309         $1.45
Granted.................     --          28,694  $1.45 1,840,000  $5.12-$12.50
Exercised...............     --             --     --    (20,804)        $1.45
Canceled................     --        (178,545) $1.45   (20,158)        $1.45
                         -------       --------        ---------
Options outstanding at
 end of the period...... 367,160 $1.45  217,309  $1.45 2,016,347  $1.45-$12.50
                         =======       ========        =========

  All share and per share data has been restated to reflect the 100% stock dividend effective November 9, 1995 and reflects the conversion of Associated stock as a result of the Merger.

  On January 1, 1996, the Company granted, subject to stockholder approval, options exercisable for an aggregate of 240,000 shares of Common Stock at an exercise price of $12.50 per share (subject to quarterly increases) and 120,000 shares of Common Stock at a fixed exercise price of $5.12 per share. Further, the Company intends to grant options for an aggregate of 202,772 shares of Common Stock at an exercise price of $1.45 per share.

10. REDEEMABLE PREFERRED STOCK

  At December 31, 1994, the Company had 245,000 authorized shares of preferred stock (nonvoting), consisting of 15,000 shares of $0.01 par value Class A Preferred Stock, 15,000 shares of $0.01 par value Class B Preferred Stock, 15,000 shares of $0.01 par value Class C Preferred Stock and 200,000 shares of $0.01 par value additional preferred stock. At December 31, 1995, the Company had 1,500,000 authorized shares of $0.01 par value preferred stock, of which 15,000 were designated as Series A Preferred Stock, 15,000 shares were designated as Series B Preferred Stock, 15,000 shares were designated as Series C Preferred Stock and the remaining 1,455,000 shares remained undesignated. All preferred stock issued at the date of inception was valued at the amount of cash paid or assets received for the stock at $1,000 per share. On July 28, 1995 the Company repurchased all 6,892 shares of Series B preferred stock issued and outstanding for $7.0 million, including accrued and unpaid dividends thereon. All outstanding shares of preferred stock are senior in preference to the Common Stock of the Company.

  Series A preferred stock must be redeemed by the Company on July 31, 1999. Dividends are cumulative at a rate of 10% per annum, payable quarterly on April 30, July 31, October 31 and January 31. In the event that the Company does not pay dividends in cash, the dividend rate increases to 13% per annum and is payable in stock. Series B and C preferred stock are junior in relation to the Series A preferred stock. During each of the years ended December 31, 1993, 1994 and 1995, 649 shares of Series A preferred stock were accrued but not issued. As of December 31, 1994 and 1995, 1,788 and 2,437 shares of Series A preferred stock have been accrued as dividends but not issued.

  Series C preferred stock is redeemable in four equal quarterly installments on April 30, 2001, July 31, 2001, October 31, 2001, and January 31, 2002.
Dividends for both Series B and C are cumulative at a rate of 9% per annum. Dividends are payable quarterly on April 30, July 31, October 31 and January
31. In the event that the Company does not pay dividends in cash, the dividend rate increases to 10% per annum and is payable in stock. During the year ended December 31, 1993, noncash dividends were declared and issued for both Series B and C preferred stock in the amount of 559 and 838 shares, respectively. During the year ended December 31, 1994, noncash dividends were declared and issued for both Series B and C preferred stock in the amount of 617 and

                     UNITED STATIONERS INC. AND SUBSIDIARY

926 shares, respectively. During the year ended December 31, 1995, noncash dividends were declared and issued for both Series B and C preferred stock in the amounts of 332 and 763 shares, respectively. In addition, during 1995 a cash dividend of approximately $254,000 was paid to Series C preferred stockholders in connection with the repurchase of Series B Preferred Stock.

  All series of preferred stock may be redeemed at the option of the issuer at any time. All series of preferred stock have a redemption and liquidation value of $1,000 per share plus the aggregate of accrued and unpaid dividends on such shares to date. Required redemption of preferred stock for the five years following the year ended December 31, 1995 is $7.4 million in 1999 for the Series A preferred stock.

11. REDEEMABLE WARRANTS

  The Company had 1,430,468 and 1,311,091 warrants ("Lender Warrants") outstanding as of December 31, 1994 and 1995, respectively, which allow holders thereof to buy shares of Common Stock at an exercise price of $0.10 per share. Outstanding Lender Warrants as of December 31, 1995 were valued at $27.75 per warrant, the fair value of the Common Stock at December 31, 1995. During 1995, 117,954 warrants were exercised and 47,153 were contributed back to the Company and terminated in connection with fees paid by the Company relating to the issuance of the Notes. Of the Lender Warrants outstanding as of December 31, 1994, 1,036,229 were valued at the date of inception at the negotiated amount of $0.97 per warrant while the remaining 274,862 warrants were valued at $1.58 per warrant. In addition, 129,725 additional Lender Warrants were accrued but not issued, as of December 31, 1994. The exercise period expires January 31, 2002. These warrants were valued at $1.66 per warrant.

  The Lender Warrants contain certain put rights which allow the holders thereof to put the warrants to the Company commencing on February 10, 1996. The purchase price payable upon the exercise of the put rights is the greater of the then fair market value or equity value of the warrants, as defined, less the applicable exercise price of the warrants. Payment of the Lender Warrants can only occur after repayment of all debt outstanding under the Credit Agreement or with the consent of the lenders and/or agent under the Credit Agreement.

12. TRANSACTIONS WITH RELATED PARTIES

  The Company has management advisory services agreements with three investor groups. These investor groups provide certain advisory services to the Company in connection with the Acquisition as defined below.

  Pursuant to an agreement, Wingate Partners, L.P. ("Wingate Partners") has agreed to provide certain oversight and monitoring services to the Company in exchange for an annual fee of up to $725,000, payment (but not accrual) of which is subject to restrictions under the New Credit Agreement related to certain Company performance criteria. At the Effective Time, the Company paid aggregate fees to Wingate Partners of $2.3 million for services rendered in connection with the Acquisition. Wingate Partners earned an aggregate of $210,000, $350,000 and $603,000 with respect to each of the fiscal years ended 1993, 1994 and 1995, respectively, for such oversight and monitoring services. Under the agreement, the Company is obligated to reimburse Wingate Partners for its out-of-pocket expenses and indemnify Wingate Partners and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect on a year to year basis thereafter unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term.

  Pursuant to an agreement, Cumberland Capital Corporation ("Cumberland") has agreed to provide certain oversight and monitoring services to the Company in exchange for (i) an annual fee of up to $137,500 payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria and (ii) previously issued shares of Associated Common Stock that converted in the Merger

                     UNITED STATIONERS INC. AND SUBSIDIARY
into 154,126 shares. Subject to certain exceptions, the issuance of such shares is subject to rescission if the agreement is terminated before January 31, 2002. At the Effective Time, the Company paid aggregate fees to Cumberland of $100,000 for services rendered in connection with the Acquisition. Pursuant to the agreement, Cumberland earned $45,000, $75,000 and $129,000 with respect to the fiscal years ended 1993, 1994 and 1995, respectively, for such oversight and monitoring services. The Company is also obligated to reimburse Cumberland for its out-of-pocket expenses and indemnify Cumberland and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect on a year to year basis thereafter unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term for any subsequent yearly term.

  Pursuant to an agreement, Good Capital Co., Inc. ("Good Capital") has agreed to provide certain oversight and monitoring services to the Company in exchange for (i) an annual fee of up to $137,500, payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria and (ii) previously issued shares of Associated Common Stock that converted in the Merger into 154,126 shares. Subject to certain exceptions, the issuance of such shares is subject to rescission if the agreement is terminated before January 31, 2002. At the Effective Time, the Company paid aggregate fees to Good Capital of $100,000 for services rendered in connection with the Acquisition. Pursuant to the agreement, Good Capital earned an aggregate $45,000, $75,000 and $129,000 in each of the fiscal years ended 1993, 1994 and 1995, respectively, for such oversight and monitoring services. The Company is also obligated to reimburse Good Capital for its out-of-pocket expenses and indemnify Good Capital and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect thereafter on a year to year basis unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term.

13. INCOME TAXES

  The provision for (benefit from) income taxes consists of the following (dollars in thousands):

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                         ----------------------
                                                          1993    1994    1995
                                                         ------  ------  ------
      Currently payable--
        Federal......................................... $  227  $3,090  $4,172
        State...........................................    554     903   1,119
                                                         ------  ------  ------
          Total currently payable.......................    781   3,993   5,291
      Deferred, net--
        Federal.........................................  1,012     166    (142)
        State...........................................    148      24     (21)
        Valuation allowance reduction................... (1,160)   (190)    --
                                                         ------  ------  ------
          Total deferred, net...........................    --      --     (163)
                                                         ------  ------  ------
      Provision for income taxes........................ $  781  $3,993  $5,128
                                                         ======  ======  ======

                     UNITED STATIONERS INC. AND SUBSIDIARY

  The Company's effective income tax rates for the period ended December 31, 1993, 1994 and 1995 varied from the statutory Federal income tax rate as set forth in the following table (dollars in thousands):

                                            YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                       1993            1994           1995
                                   --------------  -------------- -------------
                                            % OF            % OF          % OF
                                            PRE-            PRE-          PRE-
                                            TAX             TAX           TAX
                                   AMOUNT  INCOME  AMOUNT  INCOME AMOUNT INCOME
                                   ------  ------  ------  ------ ------ ------
Tax provision based on the
 federal statutory rate..........  $1,273   34.0%  $3,535   34.0% $3,980  35.0%
State and local income taxes--net
 of federal income tax benefit...     492   13.2      607    5.8     705   6.2
Non-deductible and other.........     176    4.7       41    0.4     443   3.9
Valuation allowance reduction....  (1,160) (31.0)    (190)  (1.8)    --    --
                                   ------  -----   ------   ----  ------  ----
Provision for income taxes.......  $  781   20.9%  $3,993   38.4% $5,128  45.1%
                                   ======  =====   ======   ====  ======  ====

  The deferred tax assets and liabilities result from timing differences in the recognition of certain income and expense items for financial and tax accounting purposes. The sources of these differences and the related tax effects were as follows (dollars in thousands):

                                                    DECEMBER 31,
                                       ---------------------------------------
                                              1994                1995
                                       ------------------- -------------------
                                       ASSETS  LIABILITIES ASSETS  LIABILITIES
                                       ------  ----------- ------- -----------
Accrued expenses...................... $4,566     $--      $20,351   $   --
Allowance for doubtful accounts.......  1,664      --       10,645       --
Inventory reserves and adjustments....  1,264      --          --     14,756
Depreciation and amortization.........    --       390         --     42,300
Reserve for restructuring charges and
 other................................  1,869      --       13,970       331
                                       ------     ----     -------   -------
                                        9,363      390      44,966    57,387
Valuation allowance................... (8,973)     --          --        --
                                       ------     ----     -------   -------
  Total............................... $  390     $390     $44,966   $57,387
                                       ======     ====     =======   =======

  As a result of the Acquisition and Merger, the Company determined that the valuation allowance for deferred tax assets was no longer necessary and it has been eliminated.

  In the Consolidated Balance Sheets, these deferred assets and deferred liabilities are classified as deferred tax assets or deferred income tax liabilities, based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference.

14. SUPPLEMENTAL CASH FLOW INFORMATION

  In addition to the information provided in the Consolidated Statement of Cash Flows, the following are supplemental disclosures of cash flow information for the twelve months ended December 31, 1993, 1994 and 1995 (dollars in thousands):

                                                           1993   1994   1995
                                                          ------ ------ -------
      Cash paid during the year for--
        Interest......................................... $6,119 $6,588 $36,120
        Income taxes.....................................    630  2,118   8,171

                     UNITED STATIONERS INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
  The following are supplemental disclosures of noncash investing and financing activities for the twelve months ended December 31, 1993, 1994 and 1995 (dollars in thousands):

  . In 1994, Associated accrued $244 for warrants which had an exercise price less than the fair market value of the common stock.

  . In 1994, Associated accrued $63 for common stock shares to be issued at less than fair market value.

  . In 1994, Associated issued $9,000 of common stock to retire a $9,000 deferred obligation related to a transition services agreement.

  . On March 30, 1995, Associated issued stock valued at $2,162 in exchange for services related to financing the Acquisition of the Company.

  . On May 3, 1995, the Company issued stock valued at $2,406 in exchange for services related to the issuance of the Notes.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair value of the Company's financial instruments are as follows (dollars in thousands):

                                              DECEMBER 31,
                                                  1994       DECEMBER 31, 1995
                                            ---------------- -----------------
                                            CARRYING  FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE   AMOUNT   VALUE
                                            -------- ------- -------- --------
      Cash and cash equivalents............ $ 1,849  $ 1,849 $ 11,660 $ 11,660
      Current maturities of long-term
       obligations.........................   5,901    5,901   23,886   23,886
      Long-term debt:
        Notes..............................     --       --   150,000  163,875
        All other..........................  55,467   55,467  376,198  376,198

  The fair value of Notes is based on quoted market prices. The fair value of the interest rate collar, estimated as a $3.9 million payable, is based on quotes from counterparties.

16. ANTICIPATED COMMON STOCK OFFERING

  The Company is anticipating a public offering of shares of Common Stock. The contemplated offering includes both a primary component of 3.5 million shares and a secondary component of 3.5 million shares. The Company intends to use the net proceeds from the primary component of the offering to redeem all of the outstanding shares of the Company's preferred stock and to redeem a portion of the Notes. There is no certainty that the Company will proceed with the contemplated offering.

                        REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of
Directors of United Stationers Inc.:

  We have audited the accompanying consolidated balance sheet of UNITED STATIONERS INC. and SUBSIDIARY as of March 30, 1995 and the related consolidated statements of operations, changes in stockholders' investment and cash flows for the seven months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Stationers Inc. and Subsidiary at March 30, 1995 and the consolidated results of their operations and their cash flows for the seven months then ended in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Chicago, Illinois
June 27, 1995

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of
Directors of United Stationers Inc.:

  We have audited the accompanying consolidated balance sheets of UNITED STATIONERS INC. (a Delaware Corporation) AND SUBSIDIARIES as of August 31, 1993 and 1994, and the related consolidated statements of income, changes in stockholders' investment and cash flows for fiscal years ended August 31, 1992, 1993 and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Stationers Inc. and Subsidiaries as of August 31, 1993 and 1994, and the results of its operations and its cash flows for the fiscal years ended August 31, 1992, 1993 and 1994, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Chicago, Illinois,
October 6, 1994.

                     UNITED STATIONERS INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                                       AUGUST 31,
                                                    ----------------- MARCH 30,
                      ASSETS                          1993     1994     1995
                      ------                        -------- -------- ---------
CURRENT ASSETS:
  Cash and cash equivalents........................ $  7,889 $  6,920 $ 14,515
  Accounts receivable, less reserves for doubtful
   accounts of $3,964 in 1993, $4,010 in 1994 and
   $4,775 in 1995..................................  188,396  187,565  188,672
  Inventories......................................  229,760  225,794  306,741
  Deferred income taxes and prepaid expenses.......   16,426   15,512   22,987
                                                    -------- -------- --------
    Total current assets...........................  442,471  435,791  532,915
                                                    -------- -------- --------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Land and buildings...............................   90,147   92,099   92,907
  Fixtures and equipment...........................  144,625  151,793  152,059
  Leasehold improvements...........................       46       36       85
                                                    -------- -------- --------
    Total property, plant and equipment............  234,818  243,928  245,051
  Less -- Accumulated depreciation and amortization
   ................................................   97,182  114,364  118,219
                                                    -------- -------- --------
    Net property, plant and equipment..............  137,636  129,564  126,832
                                                    -------- -------- --------
GOODWILL, NET......................................   43,484   42,369   41,719
                                                    -------- -------- --------
OTHER ASSETS.......................................   11,195   10,826   10,373
                                                    -------- -------- --------
    Total assets................................... $634,786 $618,550 $711,839
                                                    ======== ======== ========


  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                     UNITED STATIONERS INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                                     AUGUST 31,
                                                  ------------------  MARCH 30,
    LIABILITIES AND STOCKHOLDERS' INVESTMENT        1993      1994      1995
    ----------------------------------------      --------  --------  ---------
CURRENT LIABILITIES:
  Short-term debt and current maturities of long-
   term obligations.............................. $  3,448  $  6,338  $ 43,501
  Accounts payable...............................  150,374   121,793   146,222
  Accrued expenses...............................   69,175    65,055    77,219
  Accrued income taxes...........................    3,400     2,778     8,373
                                                  --------  --------  --------
    Total current liabilities....................  226,397   195,964   275,315
                                                  --------  --------  --------
DEFERRED INCOME TAXES............................   14,484    17,427    13,494
                                                  --------  --------  --------
LONG-TERM OBLIGATIONS:
  Long-term debt.................................  146,735   149,465   173,933
  Other liabilities..............................    9,473     9,684    15,972
                                                  --------  --------  --------
    Total long-term obligations..................  156,208   159,149   189,905
                                                  --------  --------  --------
STOCKHOLDERS' INVESTMENT:
  Preferred stock, no par value, authorized
   1,500,000 shares, no shares issued or
   outstanding...................................       --        --        --
  Common stock, $0.10 par value, authorized
   40,000,000 shares, issued 18,586,627 shares in
   1993, 18,592,054 shares in 1994 and 18,610,929
   shares in 1995................................    1,859     1,859     1,861
  Capital in excess of par value.................   91,687    91,729    91,912
  Retained earnings..............................  144,292   152,448   139,495
  Less -- 9,993 shares, 1,828 shares and 14,347
   shares of common stock in treasury at cost in
   1993, 1994 and 1995, respectively.............     (141)      (26)     (143)
                                                  --------  --------  --------
    Total stockholders' investment...............  237,697   246,010   233,125
                                                  --------  --------  --------
    Total liabilities and stockholders'
     investment.................................. $634,786  $618,550  $711,839
                                                  ========  ========  ========



  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                     UNITED STATIONERS INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                          FOR THE YEAR ENDED AUGUST 31,        SEVEN MONTHS ENDED
                         ----------------------------------  -----------------------
                                                              MARCH 31,   MARCH 30,
                            1992        1993        1994        1994         1995
                         ----------  ----------  ----------  -----------  ----------
                                                             (UNAUDITED)
NET SALES............... $1,094,275  $1,470,115  $1,473,024  $  871,585   $  980,575
COST OF SALES...........    848,588   1,125,596   1,150,123     675,720      773,857
                         ----------  ----------  ----------  ----------   ----------
    Gross profit on
    sales...............    245,687     344,519     322,901     195,865      206,718
                         ----------  ----------  ----------  ----------   ----------
OPERATING EXPENSE:
  Warehousing, marketing
   and administrative
   expenses.............    213,372     298,405     286,607     170,420      174,021
  Merger-related costs..         --          --          --          --       27,780
  Restructuring charge..      5,913          --          --          --           --
                         ----------  ----------  ----------  ----------   ----------
    Total operating
     expenses...........    219,285     298,405     286,607     170,420      201,801
                         ----------  ----------  ----------  ----------   ----------
    Income from
     operations.........     26,402      46,114      36,294      25,445        4,917
                         ----------  ----------  ----------  ----------   ----------
OTHER INCOME (EXPENSE):
  Interest expense......     (6,980)     (9,849)    (10,722)     (6,095)      (7,640)
  Interest income.......        477         299         261         258          140
  Other, net............        364         355         225         117           41
                         ----------  ----------  ----------  ----------   ----------
    Total other income
     (expense)..........     (6,139)     (9,195)    (10,236)     (5,720)      (7,459)
                         ----------  ----------  ----------  ----------   ----------
    Income before income
     taxes..............     20,263      36,919      26,058      19,725       (2,542)
INCOME TAXES............      8,899      15,559      10,309       8,185        4,692
                         ----------  ----------  ----------  ----------   ----------
    Net Income.......... $   11,364  $   21,360  $   15,749  $   11,540   $   (7,234)
                         ==========  ==========  ==========  ==========   ==========
WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING............ 16,088,450  18,559,600  18,587,282  18,585,451   18,593,614
                         ==========  ==========  ==========  ==========   ==========
NET INCOME PER COMMON
 SHARE.................. $     0.71  $     1.15  $     0.85  $     0.62   $    (0.39)
                         ==========  ==========  ==========  ==========   ==========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                           CAPITAL
                                             IN
                         NUMBER OF         EXCESS                         TOTAL
                           COMMON   COMMON OF PAR  RETAINED  TREASURY STOCKHOLDERS'
                           SHARES   STOCK   VALUE  EARNINGS   STOCK    INVESTMENT
                         ---------- ------ ------- --------  -------- -------------
BALANCE, AUGUST 31,
 1991................... 15,535,013 $1,554 $54,557 $125,704   $(231)    $181,584
  Net Income............         --     --      --   11,364      --       11,364
  Issuance of common
   shares...............  3,016,169    301  36,643       --      --       36,944
  Cash dividends--$0.40
   per share on common
   stock................         --     --      --   (6,535)     --       (6,535)
  Disposition of
   treasury stock.......         --     --      --       --      30           30
                         ---------- ------ ------- --------   -----     --------
BALANCE, AUGUST 31,
 1992................... 18,551,182  1,855  91,200  130,533    (201)     223,387
  Net Income............         --     --      --   21,360      --       21,360
  Issuance of common
   shares...............     35,445      4     487       --      --          491
  Cash dividends--$0.40
   per share on common
   stock................         --     --      --   (7,601)     --       (7,601)
  Disposition of
   treasury stock.......         --     --      --       --      60           60
                         ---------- ------ ------- --------   -----     --------
BALANCE, AUGUST 31,
 1993................... 18,586,627  1,859  91,687  144,292    (141)     237,697
  Net Income............         --     --      --   15,749      --       15,749
  Issuance of common
   shares...............      5,427     --      42       --      --           42
  Cash dividends--$0.40
   per share on common
   stock................         --     --      --   (7,593)     --       (7,593)
  Disposition of
   treasury stock.......         --     --      --       --     115          115
                         ---------- ------ ------- --------   -----     --------
BALANCE, AUGUST 31,
 1994................... 18,592,054  1,859  91,729  152,448     (26)     246,010
  Net Loss..............         --     --      --   (7,234)     --       (7,234)
  Issuance of common
   shares...............     18,875      2     183       --      --          185
  Cash dividends--$0.30
   per share on common
   stock................         --     --      --   (5,719)     --       (5,719)
  Acquisition of
   treasury stock.......         --     --      --       --    (117)        (117)
                         ---------- ------ ------- --------   -----     --------
BALANCE, MARCH 30,
 1995................... 18,610,929 $1,861 $91,912 $139,495   $(143)    $233,125
                         ========== ====== ======= ========   =====     ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                            FOR THE YEAR ENDED AUG.
                                      31,                 SEVEN MONTHS ENDED
                            -------------------------  --------------------------
                                                        MARCH 31,  MARCH 30,
                             1992     1993     1994       1994       1995
                            -------  -------  -------  ----------- ---------
                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net income..............  $11,364  $21,360  $15,749    $11,540   $ (7,234)
  Adjustments to reconcile
   net income to net cash
   provided by (used in)
   operating activities,
   net of SDC purchase in
   1992--
    Loss on sale of fixed
     assets...............       55      476      579        494        200
    Depreciation and
     amortization.........   19,879   21,243   21,236     12,103     12,595
    (Decrease)/increase in
     deferred taxes.......   (8,240)   2,261    2,943      1,298     (3,933)
    Increase/(decrease) in
     accounts payable.....    7,195   15,259  (28,581)   (64,918)    24,429
    (Decrease)/increase in
     accrued liabilities..   (2,896)   3,655   (7,522)   (14,407)    17,260
    (Increase)/decrease in
     accounts receivable..  (12,681) (20,016)     831      8,062     (1,107)
    (Increase)/decrease in
     inventories..........  (15,776)  (7,353)   3,966     (7,818)   (80,947)
    Decrease in prepaid
     expenses.............    3,940    1,392      914       (752)    (7,475)
    Increase in other
     assets...............   (5,378)  (2,275)  (2,007)    (1,359)    (1,341)
                            -------  -------  -------    -------   --------
      Total adjustments...  (13,902)  14,642   (7,641)   (67,297)   (40,319)
                            -------  -------  -------    -------   --------
      Net cash provided by
       (used in) operating
       activities.........   (2,538)  36,002    8,108    (55,757)   (47,553)
                            -------  -------  -------    -------   --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Acquisition of property,
   plant and equipment....   (8,342) (30,008) (10,719)    (4,487)    (7,799)
  Proceeds from
   disposition of
   property, plant and
   equipment..............       51       50      220        200         35
  Payment for purchase of
   SDC, net of cash
   acquired of $2,480.....  (37,338)      --       --         --         --
                            -------  -------  -------    -------   --------
      Net cash used in
       investing
       activities.........  (45,629) (29,958) (10,499)    (4,287)    (7,764)
                            -------  -------  -------    -------   --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Increase/(decrease) in
   short-term debt........    1,636     (481)  (2,855)        33      5,660
  Payments on long-term
   obligations............   (4,213)  (4,537)  (1,533)    (1,269)    (4,541)
  Additions to long-term
   obligations............   57,460    1,971   13,246     69,348     67,444
  Issuance of common
   shares.................      164      491       42         25        185
  Payment of dividends....   (6,535)  (7,601)  (7,593)    (5,738)    (5,719)
  Disposition of treasury
   stock..................       30       60      115        115       (117)
                            -------  -------  -------    -------   --------
      Net cash provided by
       (used in) financing
       activities.........   48,542  (10,097)   1,422     62,514     62,912
                            -------  -------  -------    -------   --------
NET INCREASE/(DECREASE) IN
 CASH AND CASH
 EQUIVALENTS..............      375   (4,053)    (969)     2,470      7,595
CASH AND CASH EQUIVALENTS
 at the beginning of the
 year.....................   11,567   11,942    7,889      7,889      6,920
                            -------  -------  -------    -------   --------
CASH AND CASH EQUIVALENTS
 at the end of the year...  $11,942  $ 7,889  $ 6,920    $10,359   $ 14,515
                            =======  =======  =======    =======   ========
Supplemental Disclosures
 of Cash Flow Information:
  Cash paid during the
   year for:
    Interest (net of
     amount capitalized)..  $ 6,722  $ 8,972  $10,199    $ 5,943   $  6,851
    Income taxes..........   14,489   18,395    6,229      6,054      9,257
                            -------  -------  -------    -------   --------
Supplemental Schedule of
 Noncash Investing and
 Financing Activities:
  Fair value of assets
   acquired...............  175,359       --       --         --         --
  Cash paid...............  (39,818)      --       --         --         --
  Common stock issued.....  (36,780)      --       --         --         --
                            -------  -------  -------    -------   --------
Liabilities
 assumed/incurred.........   98,761       --       --         --         --
                            -------  -------  -------    -------   --------
Investment in business
 venture..................       --      742       --         --         --

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUBSEQUENT EVENT

  On March 30, 1995, pursuant to an Agreement and Plan of Merger, dated as of February 13, 1995 (the "Merger Agreement"), between Associated Holdings, Inc., a Delaware corporation ("Associated") and United Stationers Inc., a Delaware corporation (the "Company") and Associated's related Offer to Purchase dated February 21, 1995 (the "Offer"), Associated purchased 17,201,839 shares of Common Stock, $0.10 par value (the "Shares"), of the Company at a purchase price of $15.50 per share, or approximately $266.6 million, from the Company's stockholders. On March 30, 1995, pursuant to the terms of the Merger Agreement, Associated was merged with and into the Company, with the Company surviving (the "Merger"), and immediately thereafter, Associated Stationers, Inc., a Delaware corporation and wholly owned subsidiary of Associated ("ASI") was merged with and into United Stationers Supply Co., an Illinois corporation and wholly owned subsidiary of the Company ("USSC"), with USSC surviving. The acquisition of the Shares by Associated pursuant to the Offer together with the Merger is referred to herein as the "Acquisition." Although the Company was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes with Associated as the acquiring corporation.

  Immediately following the Merger, the number of outstanding Shares was 5,998,117 (or 6,973,720 on a fully diluted basis), of which (i) the former holders of Class A Common Stock, $0.01 par value, and Class B Common Stock, $0.01 par value, of Associated ("Associated Common Stock") and warrants or options to purchase Associated Common Stock in the aggregate owned 4,603,373 Shares constituting approximately 76.8% of the outstanding Shares and outstanding warrants or options for 975,603 Shares (collectively 80.0% on a fully diluted basis) and (ii) pre-Merger holders of Shares (other than Associated-owned Shares and treasury Shares) in the aggregate owned 1,394,744 Shares constituting approximately 23.2% of the outstanding Shares (or 20.0% on a fully diluted basis). As used in this paragraph, the term "Shares" includes shares of Nonvoting Common Stock, $0.01 par value, of the Company, which are immediately convertible into Shares for no additional consideration.

  To finance the Offer, refinance existing debt of ASI, the Company and USSC, repurchase stock options and pay related fees and expenses, Associated, ASI, USSC and the Company entered into (i) new credit facilities ("New Credit Facilities") with a group of banks and financial institutions providing for term loan borrowings of $200.0 million and revolving loan borrowings of up to $300.0 million and (ii) a senior subordinated bridge loan facility in the aggregate principal amount of $130.0 million (the "Subordinated Bridge Facility"). In addition, simultaneously with the consummation of the Offer, Associated obtained $12.0 million from the sale of additional shares of Associated Common Stock, which proceeds were used to finance the purchase of a portion of the Shares pursuant to the Offer.

  On May 3, 1995, USSC completed the issuance of $150.0 million of 12 3/4% Senior Subordinated Notes (the "Notes") due 2005. The net proceeds of the Notes (after discount and fees of approximately $5.5 million) were used to pay certain expenses, to repay the $130.0 million Subordinated Bridge Facility (together with $1.6 million in accrued and unpaid interest thereon), to repay a portion of the Tranche A and Tranche B term loans (totaling approximately $6.5 million) and provide working capital. In the event the necessary consents are obtained, the Company expects to repurchase the Series B Preferred Stock, together with accrued and unpaid dividends thereon (approximately $7.0 million).

  The New Credit Facilities contain certain financial covenants covering the Company and its subsidiaries on a consolidated basis, including, without limitation, covenants relating to tangible net worth, capitalization, fixed charge coverage, capital expenditures and payment of dividends by the Company.

                     UNITED STATIONERS INC. AND SUBSIDIARY

  Effective for 1995, the Company changed its fiscal year from a year end of August 31 to December 31. The financial statements included herein represent the final financial statements of the Company through the date of the consummation of the Merger. Future financial statements of the Company will reflect Associated and its acquisition of the Company, and will be on the basis of a December 31 fiscal year end.

  As part of the Merger, the Company incurred approximately $27.8 million of merger-related costs. The amount consisted of severance payments under employment contracts ($9.6 million); insurance benefits under employment contracts ($7.4 million); legal, accounting and other professional services fees ($5.2 million); retirement of stock options ($3.0 million); and fees for letters of credit related to employment contracts and other costs ($2.6 million).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of United Stationers Inc. and its wholly owned subsidiaries ("the Company"). Investments in 20% to 50% owned companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform with current-year presentations.

 Revenue Recognition

  Sales and provisions for estimated sales returns and allowances are recorded at the time of shipment.

 Cash and Cash Equivalents

  Investments in low-risk instruments which have an original maturity of three months or less are considered to be cash equivalents. Cash equivalents are stated at cost which approximates market value. The Company's cash equivalent policy conforms to the requirements of Financial Accounting Standard No. 95.

 Inventories

  Inventories constituting approximately 82% of total inventories at August 31, 1993, August 31, 1994 and March 30, 1995 have been valued under the last-in, first-out (LIFO) method with the remainder of the inventory valued under the first-in, first-out (FIFO) method. Inventory valued under the FIFO and LIFO accounting methods are recorded at the lower of cost or market. If the lower of FIFO cost or market method of inventory accounting had been used by the Company for all inventories, merchandise inventories would have been approximately $16,679,000, $18,854,000 and $21,797,000 higher than reported at August 31, 1993, 1994 and March 30, 1995, respectively.

  In 1994, liquidations of certain LIFO inventories had the effect of increasing net earnings by $830,000 or $0.04 per share.

 Depreciation and Amortization

  Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets.

                     UNITED STATIONERS INC. AND SUBSIDIARY

  The estimated useful life assigned to fixtures and equipment is from two to 10 years; the estimated useful life assigned to buildings does not exceed 40 years; leasehold improvements and assets under capital leases are amortized over the lesser of their useful lives or the term of the applicable lease.

  Goodwill reflecting the excess of cost over the value of net assets of businesses acquired is being amortized on a straight-line basis over 40 years. The cumulative amount of goodwill amortized at August 31, 1993, 1994 and March 30, 1995 is $1,200,000, $2,315,000 and $2,965,000, respectively.

 Software Capitalization

  The Company capitalizes major internal and external systems development costs determined to have benefits for future periods. Amortization expense is recognized over the periods in which the benefits are realized, generally not to exceed three years. Systems development costs capitalized were $4,202,000, $1,955,000, $2,166,000 and $1,896,000 in 1992, 1993, 1994 and 1995,
respectively. Amortization expense was $3,384,000, $2,946,000, $2,376,000 and $1,795,000 in 1992, 1993, 1994 and 1995, respectively.

 Fair Value of Financial Instruments

  The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book value of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values.

  Borrowings under the Company's Reducing Revolving Credit and Term Loan Agreement are considered to be at fair market value. The Company had approximately $66.1 million, $62.7 million and $62.4 million of long-term debt (excluding borrowings under the Company's Reducing Revolving Credit and Term Loan Agreement) outstanding as of August 31, 1993, 1994 and March 30, 1995, respectively. The approximate fair value was $68.0 million, $59.8 million and $61.3 million as of August 31, 1993, 1994 and March 30, 1995, respectively. The fair value is based on the current rates offered to the Company for debt of similar maturities. The fair values on the long-term debt financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange and exclude any liquidation or origination costs.

 Foreign Currency Translation

  All assets and liabilities of the Company's foreign operations are translated at current exchange rates. Revenues and expenses are translated at average exchange rates for the year in accordance with Statement of Financial Accounting Standard No. 52. The amounts for all years presented were immaterial.

 Earnings Per Share

  Earnings per share and the effect on earnings per share of potentially dilutive stock options are computed by the treasury stock method. This computation takes into account the weighted average number of shares outstanding during each year, outstanding stock options and their exercise prices, and the market price of the stock throughout the year. The exercise of outstanding stock options would not result in a material dilution of earnings per share.

                     UNITED STATIONERS INC. AND SUBSIDIARY

3. BUSINESS COMBINATION AND RESTRUCTURING CHARGE

  On June 24, 1992, the Company acquired all of the outstanding capital stock of SDC Distributing Corp., parent of Stationers Distributing Company, Inc. ("SDC"). The results of operations of SDC have been included in the Company's consolidated financial statements since June 25, 1992.

  The following summarized unaudited pro forma results of operations for the years ended August 31, 1991 and 1992 assume the acquisition occurred at the beginning of the respective periods. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future.

                                                              1991       1992
                                                           ---------- ----------
                                                             (IN THOUSANDS OF
                                                           DOLLARS, EXCEPT SHARE
                                                             DATA) (UNAUDITED)
      Net Sales........................................... $1,378,734 $1,445,900
      Net Income..........................................     14,070     20,444
      Net Income per Share................................       0.76       1.10

  In the fourth quarter of 1992, the Company recorded a $5.9 million pre-tax restructuring charge related to severance payments and closing of certain facilities associated with the acquisition.

4. LONG-TERM DEBT

  Long-term debt consists of the following amounts (in thousands of dollars):

                                                        1993     1994     1995
                                                      -------- -------- --------
Mortgages, 9.0% to 12.5%, due in installments until
 2002, secured by the Regional Distribution Centers
 in Livonia, Michigan; Pennsauken, New Jersey;
 Dallas, Texas; Woburn, Massachusetts; and The City
 of Industry, California............................  $ 13,615 $ 13,182 $ 12,908
Industrial development bonds, interest at 69% of
 prime, maturing in 2015, secured by land, buildings
 and certain equipment located in Edison, New
 Jersey.............................................     8,000    8,000    8,000
Industrial development bonds, at market interest
 rates, maturing at various dates through 2011......    14,300   14,300   14,300
Industrial development bonds, at 66% to 79% of
 prime, maturing at various dates through 2005......    15,500   15,500   15,500
Unsecured loan, at 9.65%, maturing at various dates
 through 1998.......................................    14,300   11,450   11,450
Other long-term debt................................       356      303      276
Term Loan...........................................    30,000   30,000   30,000
Revolver............................................    54,000   63,000  125,000
                                                      -------- -------- --------
                                                       150,071  155,735  217,434
                                                      -------- -------- --------
Less--current maturities............................     3,336    6,270   43,501
                                                      -------- -------- --------
                                                      $146,735 $149,465 $173,933
                                                      ======== ======== ========

  The prevailing prime interest rate at August 31, 1993, August 31, 1994 and March 30, 1995 was 6.0%, 7.8% and 9.0%, respectively.

                     UNITED STATIONERS INC. AND SUBSIDIARY

  The Company has a $160.0 million Reducing Revolving Credit and Term Loan Agreement ("Credit Agreement") with a group of seven lenders (the "Lenders"). The Credit Agreement consists of a $130.0 million revolving credit facility ("Revolver") and a $30.0 million term loan ("Term Loan"). Proceeds are used to finance working capital requirements and capital expenditures of the Company.

  The Revolver provides for revolving credit loans up to the amount of the commitment until August 31, 1997, at the Company's option. The initial $130.0 million commitment decreases to $83.6 million as of August 31, 1997 based on quarterly decreases which began in May 1994 as specified in the Credit Agreement. As of August 31, 1994, the Revolver commitment is $126.0 million. Under the terms of the Credit Agreement, the Company is required to pay a facility fee of 3/16 of 1% of the total available Revolver. The Term Loan (as amended) matures on September 30, 1995 (or earlier upon certain subsequent offerings by the Company of debt or equity). The Term Loan can be prepaid without penalty. Interest on both loans is payable at varying rates provided for in the Credit Agreement.

  On February 28, 1995, the Company entered into a $30.0 million line of credit with a major bank. This credit facility was entered into to meet seasonal requirements after the Revolver and Term Loan was fully utilized, and bore interest at agreed upon market rates. The Company had $6.0 million outstanding under this agreement immediately prior to the Merger. This agreement was terminated in connection with the Merger.

  The Credit Agreement contains certain financial covenants covering the Company and its subsidiary on a consolidated basis, including, without limitation, covenants relating to the consolidated current ratio, tangible net worth, capitalization, fixed charge coverage, capital expenditures and payment of dividends by the Company.

  The net book value of assets subject to secured mortgages and industrial development bonds as of August 31, 1993 and 1994 and March 30, 1995 was $28,962,000, $28,610,000 and $28,128,000, respectively.

  Maturities of long-term debt (excluding amounts borrowed under the Credit Agreement), for the following periods as indicated, are as follows (in thousands of dollars):

      YEAR (EXCEPT 1995)                                                AMOUNT
      ------------------                                                -------
      Nine Months Ending December 31, 1995............................. $ 6,125
      1996.............................................................   8,167
      1997.............................................................   8,218
      1998.............................................................   8,824
      1999.............................................................   6,129
      Later years......................................................  24,971
                                                                        -------
                                                                        $62,434
                                                                        =======

  As part of the Merger, approximately $180 million of debt at March 30, 1995 was refinanced. The refinanced debt consisted of various mortgages, the Edison, New Jersey industrial development bonds, the private placement loan, and the Term Loan and Revolver.

5. PENSION PLANS AND POSTRETIREMENT BENEFITS

  The Company has pension plans in effect for substantially all employees. Non-contributory plans covering non-union employees provide pension benefits that are based on years of credited service and a percentage of annual compensation. Non-contributory plans covering union members generally provide benefits of stated amounts based on years of service. The Company funds the plans in accordance with current tax laws.

                     UNITED STATIONERS INC. AND SUBSIDIARY

  The Company also has a non-contributory, non-qualified plan ("Supplemental Benefits Plan") in effect for certain executives. The Company has not funded this plan.

  Pension expense in 1992, 1993, 1994 and 1995 was approximately $866,000, $1,269,000, $1,755,000, $1,707,000, respectively.

  The following table sets forth the plans' funded status at August 31, 1993, August 31, 1994 and March 30, 1995 (in thousands of dollars):

                                                              SUPPLEMENTAL
                                     PENSION PLANS            BENEFIT PLANS
                                -------------------------  ---------------------
                                 1993     1994     1995    1993   1994   1995(1)
                                -------  -------  -------  -----  -----  -------
Actuarial Present Value of
 Benefits Obligation
  Vested benefits.............  $15,063  $15,215  $16,446  $ 442  $ 549    $ 0
  Non-vested benefits.........    1,702    1,887    1,682      4     16      0
                                -------  -------  -------  -----  -----    ---
Accumulated benefits
 obligation...................   16,765   17,102   18,128    446    565      0
Effect of projected future
 compensation levels..........    2,356    2,982    2,511    119    328      0
                                -------  -------  -------  -----  -----    ---
Projected benefits
 obligation...................   19,121   20,084   20,639    565    893      0
Plan assets at fair value.....   20,875   21,000   22,683     --     --      0
                                -------  -------  -------  -----  -----    ---
Projected benefits obligation
 less than (in excess of) plan
 assets.......................    1,754      916    2,044   (565)  (893)     0
Unrecognized net gain due to
 past experience different
 from assumptions.............     (279)     266     (914)    (9)   189      0
Unrecognized prior service
 cost.........................    1,270    1,347    1,101    160    131      0
Unrecognized net obligation
 (asset) at September 1, 1985
 to be amortized over 3 to 12
 years in 1994 and 4 to 13
 years in 1993................     (561)    (467)    (412)   120     90      0
                                -------  -------  -------  -----  -----    ---
  Prepaid (accrued) pension
   liability recognized in
   Consolidated Balance
   Sheets.....................  $ 2,184  $ 2,062  $ 1,819  $(294) $(483)   $ 0
                                =======  =======  =======  =====  =====    ===

--------
(1) The Supplemental Benefit Plan was funded and paid out as a result of the merger.

  The plans' assets consist of debt securities, equity securities and government securities. Net periodic pension cost for 1992, 1993, 1994 and 1995 for pension and supplemental benefits plans includes the following components (in thousands of dollars):

                                                1992    1993    1994    1995
                                               ------  ------  ------  ------
Service cost--benefits earned during the
 period....................................... $1,055  $1,293  $1,863  $1,084
Interest cost on projected benefits
 obligation...................................    952   1,209   1,436     909
Actual return on assets.......................   (983) (3,235)    263    (780)
Net amortization and deferral.................   (158)  2,002  (1,807)    494
                                               ------  ------  ------  ------
  Net periodic pension cost................... $  866  $1,269  $1,755  $1,707
                                               ======  ======  ======  ======

  The projected benefit obligations for 1992, 1993, 1994 and 1995 were determined using an assumed discount rate of 7.5%, 7.25%, 7.5% and 7.5%, respectively. In 1992, 1993, 1994 and 1995, the assumed rate of compensation increase ranged from 0% to 5.5%. The expected long-term rate of return on assets used in determining net periodic pension cost was 7.5%.

                     UNITED STATIONERS INC. AND SUBSIDIARY

  The Company provides an unfunded health care plan to substantially all retired non-union employees and their dependents. Eligibility requirements are based on the individual's age (minimum age of 55), years of service and hire date. The benefits are subject to retiree contributions, deductibles, co-payment provisions and other limitations.

  During the first quarter of 1994, the Company adopted Statement of Financial Accounting Standard No. 106 (SFAS 106), "Employer's Accounting for Postretirement Benefits Other Than Pensions." SFAS 106 requires companies to accrue the expected cost of postretirement health care and life insurance benefits throughout the employee's active service period. Previously, postretirement health care costs were recognized as claims were paid. The Company elected to amortize the unfunded Accumulated Postretirement Benefit Obligation (APBO) over 20 years.

  The assumed health care average cost trend rate used in measuring the APBO at March 30, 1995 was 11.0% in 1995 and 3% in 1996 and beyond. Beginning in 1996, retirees will pay the difference between actual plan costs and the portion of cost paid by the Company which is limited to a cost trend rate of 3%. The assumed discount rate was 7.75%. A 1% increase in the care cost trend rate would increase the APBO as of March 30, 1995 by approximately $339,000 and the sum of the 1995 annual service cost and interest cost by approximately $35,000.

  The cost of postretirement health care benefits for the year ended August 31, 1994 and seven months ended March 30, 1995 are as follows (in thousands of dollars):

                                                                      1994 1995
                                                                      ---- ----
     Service cost.................................................... $246 $109
     Interest on accumulated benefits obligation.....................  146  106
     Amortization of transition obligation...........................  100   58
                                                                      ---- ----
       Net postretirement benefit cost............................... $492 $273
                                                                      ==== ====

  The following table sets forth the amounts recognized in the Company's Balance Sheet at August 31, 1994 and March 30, 1995 (in thousands of dollars):

                                                              AUG. 31, MARCH 30,
                                                                1994     1995
                                                              -------- ---------
     Retirees................................................  $ (601)  $ (781)
     Other active plan participants..........................  (1,634)  (1,758)
                                                               ------   ------
     Total APBO..............................................  (2,235)  (2,539)
     Unrecognized transition obligation......................   1,897    1,838
     Unrecognized net (gain).................................     (76)      63
                                                               ------   ------
     Accrued postretirement benefit obligation...............  $ (414)  $ (638)
                                                               ======   ======

  Prior to 1994, the cost of providing postretirement health care benefits net of retiree contributions was $33,396 in 1992 and $46,777 in 1993.

  The Company has a qualified Profit Sharing Plan in which all salaried employees and certain hourly paid employees of the Company are eligible to participate upon completion of six consecutive months of employment. The Profit Sharing Plan provides for annual contributions by the Company in an amount determined by the Board

                     UNITED STATIONERS INC. AND SUBSIDIARY
of Directors. The Plan also permits employees to have contributions made as 401(k) salary deferrals on their behalf and to make after-tax voluntary contributions. The Plan provides that the Company may match employee contributions as 401(k) salary deferrals. Company contributions to the Plan for both profit sharing and matching of employee contributions were approximately $1.0 million in 1992, $1.4 million in 1993, $0.5 million in 1994 and $0.8 million in 1995.

6. STOCK INCENTIVE PLANS

  As a result of the change in control of the Company, the Company paid out approximately $3.0 million to option holders representing the difference between the tender offer price of the stock ($15.50 per share) and the option exercise price. The amount was included in merger-related costs in 1995.

  Under the Directors' Stock Option Plan, the Company granted options for 7,500 shares at a price of $19.25 per share in 1993, 7,500 shares at a price of $15.25 per share in 1994 and 7,500 shares at a price of $13.75 per share in 1995. The Directors' Option Plan provides for the granting of options covering up to 100,000 shares of the Company's common stock, subject to anti-dilution adjustments. Options are exercisable at any time after they are granted, but for not more than ten years after the option's grant. As of the period ended 1993, 1994, and 1995, 45,500, 41,000 and 0 options, respectively, were outstanding at a price range of $8.75 to $22.13 per share.

  During fiscal 1995, options for a total of 100,000 shares at $10.50 were granted to certain officers. The grant was approved at the 1995 Annual Meeting held in January.

  Under the Company's 1981 Stock Incentive Award Plan, options outstanding had an exercisable life of either five, six or ten years from the date of grant. The Company granted certain officers 16,700 and 15,000 shares of restricted stock in 1991 and 1992, respectively. There have been no restricted stock grants since 1992. The grants of restricted shares resulted in deferred compensation expense of $699,000 of which $185,000, $132,000, $39,000 and
$16,000 was recognized in 1992, 1993, 1994 and 1995, respectively. The unrecognized portion of deferred compensation was $55,000, $16,000 and $0 as of August 31, 1993, August 31, 1994 and March 30, 1995, respectively. Under the terms of the grant, the stock does not vest to the employee until completion of three years of employment after the date of grant. The 1981 Stock Incentive Award Plan was terminated by the Company's Board of Directors on March 30, 1995.

  In 1989, the Board of Directors terminated the 1985 Non-qualified Stock Option Plan so that no further stock options would be issued under this plan. The termination of the plan did not affect the options previously granted and outstanding. No option could have been exercised more than ten years after its grant.

                     UNITED STATIONERS INC. AND SUBSIDIARY

  The following table summarizes the transactions of the 1981 and 1985 Option Plans for 1993, 1994 and 1995.

  1981 STOCK INCENTIVE
       AWARD PLAN
 (EXCLUDING RESTRICTED            OPTION PRICE             OPTION PRICE              OPTION PRICE
         STOCK)           1993        RANGE       1994         RANGE        1995         RANGE
 ---------------------   -------  ------------- ---------  ------------- ----------  -------------
Options outstanding at
 beginning of the
 period................. 995,520  $ 8.64-$19.39   891,350  $ 8.64-$19.39  1,135,060  $ 8.64-$19.39
Granted.................  18,000  $13.75-$14.00   401,050  $10.00-$16.25    100,000         $10.50
Exercised............... (37,040) $ 8.64-$17.48    (3,520) $ 8.64-$13.75    (22,860) $ 8.64-$ 9.29
Cancelled............... (85,130) $ 8.64-$19.39  (153,820) $ 8.64-$19.39 (1,212,200) $ 8.64-$19.39
                         -------                ---------                ----------
Options outstanding at
 end of the period...... 891,350                1,135,060                        --
                         =======                =========                ==========
   1985 NON-QUALIFIED             OPTION PRICE             OPTION PRICE              OPTION PRICE
   STOCK OPTION PLAN      1993        RANGE       1994         RANGE        1995         RANGE
------------------------ -------  ------------- ---------  ------------- ----------  -------------
Options outstanding at
 beginning of the
 period................. 143,000  $14.78-$18.09   109,500  $14.78-$18.09    109,500  $14.78-$18.09
Granted.................      --             --        --             --         --             --
Exercised...............  (5,000)        $18.09        --             --         --             --
Cancelled(1)............ (28,500) $14.78-$18.09        --             --   (109,500) $14.78-$18.09
                         -------                ---------                ----------
Options outstanding at
 end of the period...... 109,500                  109,500                        --
                         =======                =========                ==========

--------
(1) As a result in change in control of the Company, the Company paid out to option holders the difference between the tender offer price of the stock ($15.50 per share) and the option exercise price. The total amount was included in merger-related costs in 1995.

7. LEASES

  The Company has entered into several non-cancelable long-term leases on property and equipment. Future minimum lease payments for non-cancelable leases in effect at March 30, 1995 having initial remaining terms of more than one year are as follows (in thousands of dollars):

                                                          OPERATING LEASES
                                                     ---------------------------
                                                      LEASE   SUBLEASE NET LEASE
YEAR (EXCEPT 1995)                                   PAYMENTS  INCOME  PAYMENTS
------------------                                   -------- -------- ---------
Nine months ending December 31, 1995................ $ 9,165   $  617   $ 8,548
1996................................................   9,894      269     9,625
1997................................................   7,712      199     7,513
1998................................................   5,811      146     5,665
1999................................................   4,275       61     4,214
Later years.........................................  14,263       --    14,263
                                                     -------   ------   -------
Total minimum lease payments........................ $51,120   $1,292   $49,828
                                                     =======   ======   =======

  Rental expense for all operating leases was approximately $11,546,000, $14,917,000, $13,549,000 and $7,731,000 in 1992, 1993, 1994 and 1995,
respectively.

8. INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which was adopted in 1992.

  The Company does not intend to provide Federal income taxes on the undistributed earnings for its foreign subsidiaries. The Company's policy is to leave the income in the country of origin until such time as all Federal income tax due upon its distribution will be fully offset by foreign tax credits. As of March 30, 1995, neither foreign subsidiary had undistributed earnings.

                     UNITED STATIONERS INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  The Company provides for income taxes at statutory rates based on income reported for financial statement purposes. A summary of income tax expense is shown below (in thousands of dollars):

                                             1992     1993     1994      1995
                                            -------  -------  -------  --------
Taxes currently payable
  Federal.................................. $ 8,565  $ 7,972  $ 7,059  $ 14,122
  Other tax credits........................     (37)     (10)      (5)       --
  State....................................   2,501    2,274    1,591     2,584
Prepaid and deferred taxes.................  (2,130)   5,323    1,664   (12,014)
                                            -------  -------  -------  --------
                                            $ 8,899  $15,559  $10,309  $  4,692
                                            =======  =======  =======  ========

  The deferred tax assets and liabilities result from timing differences in the recognition of certain income and expense items for financial and tax accounting purposes. The sources of these differences and the related tax effects were as follows (in thousands of dollars):

                            AUGUST 31, 1993     AUGUST 31, 1994     MARCH 30, 1995
                          ------------------- ------------------- -------------------
                          ASSETS  LIABILITIES ASSETS  LIABILITIES ASSETS  LIABILITIES
                          ------- ----------- ------- ----------- ------- -----------
Reserves for returns,
 rebates and
 allowances.............  $14,250   $    --   $14,593   $    --   $18,869   $    --
Reserves for direct
 acquisition costs......    3,887        --     1,700        --     1,477        --
Reserves for
 restructuring charges..    1,720        --       332        --        10        --
Merger-related costs....       --        --        --        --     6,737        --
Reserves for worker's
 compensation
 insurance..............    3,818        --     3,905        --     3,814        --
Accelerated
 depreciation...........       --    15,252        --    17,360        --    17,716
Software
 capitalization.........       --     1,913        --     1,595        --     1,465
Inventory reserves and
 related purchase
 accounting
 differences............       --     7,738        --     7,143        --     6,142
All other...............    3,613     1,836     4,843     2,472     4,554     2,629
                          -------   -------   -------   -------   -------   -------
Total...................  $27,288   $26,739   $25,373   $28,570   $35,461   $27,952
                          =======   =======   =======   =======   =======   =======

  In the consolidated balance sheets, these deferred assets and deferred liabilities are classified as deferred tax assets or deferred income tax liabilities, based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference.

  A valuation allowance of $1,504,000 was recorded at August 31, 1993. No valuation allowance was recorded in 1994 or 1995.

  The table below records the differences between the statutory income tax rate and the Company's effective income tax rate:

                                                    1992  1993  1994   1995
                                                    ----  ----  ----  ------
Statutory Federal income tax....................... 34.0% 34.7% 35.0%   35.0%
State income taxes, net of the Federal income tax
 benefit...........................................  6.6   6.1   4.8    (4.9)
Losses from foreign subsidiaries...................  3.3   1.3   1.9      --
Liquidation of a foreign subsidiary................   --    --  (3.9)     --
Non-deductible goodwill amortization...............   --    .9   1.5    (9.0)
Non-deductible merger-related expenses.............   --    --    --  (208.3)
Other, net.........................................   --   (.9)   .3     2.6
                                                    ----  ----  ----  ------
Effective income tax rate.......................... 43.9% 42.1% 39.6% (184.6)%
                                                    ====  ====  ====  ======

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
The Company..............................................................  15
Use of Proceeds..........................................................  16
Common Stock Price Range and Dividend Policy.............................  17
Capitalization...........................................................  18
Unaudited Pro Forma Financial Statements.................................  19
Selected Consolidated Financial Data.....................................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  29
Business.................................................................  39
Management...............................................................  50
Certain Transactions.....................................................  53
Principal and Selling Stockholders.......................................  59
Shares Eligible for Future Sale..........................................  63
Description of Capital Stock.............................................  65
Description of Indebtedness..............................................  69
Underwriting.............................................................  72
Legal Matters............................................................  73
Experts..................................................................  73
Available Information....................................................  73
Incorporation of Certain Documents by Reference..........................  74
Index to Financial Statements............................................ F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,000,000 SHARES

                                      LOGO

                             UNITED STATIONERS INC.

                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------

                            BEAR, STEARNS & CO. INC.

                           DEAN WITTER REYNOLDS INC.

                              GOLDMAN, SACHS & CO.

                                          , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses payable by the registrant in connection with this registration statement. All such expenses are estimates, other than the filing fees payable to the Commission and the National Association of Securities Dealers, Inc.

      Filing Fee--Securities and Exchange Commission................. $ 63,150
      Filing and Listing Fee--National Association of Securities
       Dealers, Inc..................................................   36,500
      Fees and Expenses of Accountants...............................  200,000
      Fees and Expenses of Legal Counsel.............................   75,000
      Printing and Engraving Expenses................................   70,000
      Blue Sky Fees and Expenses.....................................   15,000
      Fees of Transfer Agent and Registrar...........................    3,000
      Miscellaneous Expenses.........................................   12,350
                                                                      --------
          Total...................................................... $475,000
                                                                      ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Charter and Restated Bylaws of the Company provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware ("DGCL"). Pursuant to the provisions of Section 145 of the DGCL, the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, or agent of the Company against any and all expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Indemnification is not available if such person has been adjudged to have been liable to the Company, unless and only to the extent the court in which such action was brought determines that, despite the adjudication of liability, but in view of all the circumstances, the person is reasonably and fairly entitled to indemnification for such expenses as the court shall deem proper. The Company has the power to purchase and maintain insurance for such persons. The statutes also expressly provide that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

  The above discussion of the Charter and Restated Bylaws of the Company and of Section 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Charter and Restated Bylaws of the Company and the DGCL.

  The Company also carries director and officer liability insurance policies.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person thereof in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

  1.1  --Form of Underwriting Agreement.**
  4.1 --Charter (Exhibit 3(a) to the Company's Annual Report on Form 10-K dated November 19, 1987)(3).
  4.2  --Certificate of Ownership and Merger merging Associated into United(2).
  4.3  --Restated Bylaws(1).
  5.1 --Opinion of Weil, Gotshal & Manges LLP as to the validity of the securities registered hereby.**
  9.1  --Voting Trust Agreement, dated as of January 31, 1992, among the
        Company, the stockholders party thereto and Messrs. Sturgess, Hegi, Miller, Good and Johnson, as voting trustees(1).
  9.2 --First Amendment to Voting Trust Agreement, dated as of March 30, 1995, among the Company, the stockholders party thereto and Messrs. Sturgess, Hegi, Miller, Good and Johnson, as voting trustees(1).
 10.1 --Credit Agreement, dated as of March 30, 1995, among USSC, the Company, certain Lenders named therein and Chase Bank, as Agent and Lender
        (Exhibit 4.A.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995)(3).
 10.2 --Waiver and Amendment No. 1, dated as of April 13, 1995, among USSC, the Company, each of the lenders party thereto and Chase Bank(1).
 10.3  --Waiver and Amendment No. 2, dated as of December 21, 1995, among the
        Company, United, each of the lenders party thereto and Chase Bank**.
 10.4  --Assumption Agreement, dated as of March 30, 1995, among USSC, the
        Company and Chase Bank, as agent (included in Exhibit 10.1, Exhibit F).
 10.5  --Form of Revolving Credit Note, issuable under the Credit Agreement
        (included in Exhibit 10.1, Exhibit A-I).
 10.6  --Form of Tranche A Term Loan Note, issuable under the Credit Agreement
        (included in Exhibit 10.1, Exhibit A-2).
 10.7  --Form of Tranche B Term Loan Note, issuable under the Credit Agreement
        (included in Exhibit 10.1, Exhibit A-3).
 10.8  --Security Agreement, dated as of March 30, 1995, between USSC and Chase
        Bank, as agent (included in Exhibit 10.1, Exhibit C).
 10.9 --Form of Indenture of Mortgage, Assignment of Rents, Security Agreement and Fixture Filing, dated as of March 30, 1995, by USSC in favor of Chase Bank (included in Exhibit 10.1, Exhibit E).
 10.10 --Registration Rights Agreement, dated as of April 26, 1995, among the
        Company, USSC and the Initial Purchaser(1).
 10.11 --Purchase Agreement, dated April 26, 1995, among the Company, USSC, and the Initial Purchaser(1).

 10.12 --Registration Rights Agreement, dated as of January 31, 1992, between the Company and CMIHI (included in Exhibit 10.15, Annex 2).
 10.13 --Amendment No. 1 to Registration Rights Agreement, dated as of March
        30, 1995, among the Company, CMIHI and certain other holders of Lender
        Warrants(1).
 10.14 --Amended and Restated Registration Rights Agreement, dated as of March
        30, 1995, among the Company, Wingate Partners, Cumberland, Good Capital
        Co., Inc. and certain other Company stockholders(1).
 10.15 --Warrant Agreement, dated as of January 31, 1992, among the Company,
        USSC and CMIHI(1).
 10.16 --Amendment No. 1 to Warrant Agreement, dated as of October 27, 1992, among the Company, USSC, CMIHI and the other parties thereto(1).
 10.17 --Letter Agreement dated as of February 10, 1995, amending certain provisions of the Warrant Agreement, among the Company, USSC, CMIHI and the other parties thereto.**
 10.18 --Amendment No. 2 to Warrant Agreement, dated as of March 30, 1995, among the Company, USSC, CMIHI and the other parties thereto(1).
 10.19 --Amendment No. 3 to Warrant Agreement, dated as of July 28, 1995, among the Company, USSC, CMIHI and the other parties thereto.**
 10.20 --Amendment No. 4 to Warrant Agreement, dated as of February   , 1996,
        among the Company, USSC, CMIHI and the other parties thereto.**
 10.21 --Warrant Agreement, dated as of January 31, 1992, between the Company and Boise Cascade Corporation(1).
 10.22 --Amendment No. 1 to Warrant Agreement, dated as of March 30, 1995, between the Company and Boise Cascade Corporation(1).
 10.23 --Indenture, dated as of May 3, 1995, among USSC, the Company and The
        Bank of New York(1).
 10.24 --First Supplemental Indenture, dated as of July 28, 1995, among USSC, the Company, and the Bank of New York(1).
 10.25 --Investment Banking Fee and Management Agreements, dated as of January
        31, 1992, among the Company, USSC and each of Wingate Partners,
        Cumberland and Good Capital Co., Inc.(1).
 10.26 --Amendment No. 1 to Investment Banking Fee and Management Agreements,
        dated as of March 30, 1995, among USSC, the Company and each of Wingate
        Partners, Cumberland  and Good Capital Co., Inc.(1).
 10.27 --1992 Management Stock Option Plan, dated as of January 31, 1992(1).
 10.28 --Amendment No. 1 to 1992 Management Stock Option Plan, dated as of
        March 30, 1995(1).
 10.29 --Amendment No. 2 to 1992 Management Stock Option Plan, dated as of
        September 27, 1995.*
 10.30 --Letter agreements, dated January 31, 1992, between the Company (as successor-in-interest to Associated) and each of Michael D. Rowsey,
        Robert W. Eberspacher, Lawrence E. Miller, Daniel J. Schleppe, Duane J.
        Ratay and Daniel H. Bushell regarding grants of stock options(1).
 10.31 --Amendment to Stock Option Grants, dated as of March 30, 1995, between the Company and each of Michael D. Rowsey, Robert W. Eberspacher,
        Lawrence E. Miller, Daniel J. Schleppe, Duane J. Ratay and Daniel H.
        Bushell(1).
 10.32 --Forms of Stock Option Agreements dated October 2, 1995 granting options to certain management employees, subject to stockholder approval of Amendment No. 2 to Stock Option Plan.*
 10.33 --Forms of Amendments to Stock Option Grants, dated September 29, 1995 between the Company and each of Michael D. Rowsey, Robert W.
        Eberspacher, Lawrence E. Miller, Daniel J. Schleppe and Daniel H.
        Bushell.**
 10.34 --Stock Option Agreements dated as of January 1, 1996 between the
        Company and Thomas W. Sturgess, granting options subject to stockholder approval of Amendment No. 2 to Stock Option Plan.*

 10.35 --Executive Stock Purchase Agreements, dated as of January 31, 1992, among the Company, Wingate Partners, ASI Partners, L.P. and each of
        Michael D. Rowsey, Robert W. Eberspacher, Lawrence E. Miller and Daniel
        J. Schleppe(1).
 10.36 --First Amendments to Executive Stock Purchase Agreements, dated as of
        March 30, 1995, among the Company, Wingate Partners, ASI Partners, L.P.
        and each of Michael D. Rowsey, Robert W. Eberspacher, Lawrence E.
        Miller and Daniel J. Schleppe(1).
 10.37 --Executive Bonus Plan (Exhibit 10(a)(i)(F) to the Company's Report on
        Form 10-K dated November 17, 1988)(3).
 10.38 --Amendment to Executive Bonus Plan adopted February 13, 1995(2).
 10.39 --Supplemental Benefits Plan as amended and restated as of July 13, 1988
        (Exhibit 10(a)(H)(1) to the Company's Report on Form 10-K dated
        November 17, 1988)(3).
 10.40 --Management Incentive Plan (Exhibit 10(a)(i)(L) to the Company's Report on Form 10-K dated November 17, 1988)(3).
 10.41 --Amendment to Management Incentive Plan (Exhibit 10(a)(i)(C)(1) to the
        Company's Report on Form 10-K dated November 23, 1994)(3).
 10.42 --Amendment to Management Incentive Plan adopted February 13, 1995(2).
 10.43 --Management Incentive Plan for period 4/1/95 through 12/31/95.**
 10.44 --Management Incentive Plan for 1996.**
 10.45 --Profit Sharing PluSavings Plan (Exhibit 10(a)(i)(F)(2)(f) to the
        Company's Report on Form 10-K dated November 20, 1989)(3).
 10.46 --United Stationers Supply Co. Pension Plan as amended (See the
        Company's Reports on Form
        10-K for the fiscal years ended August 31, 1985, 1986, 1987 and
        1989)(3).
 10.47 --Amendment to Pension Plan adopted February 10, 1995(2).
 10.48 --One Time Merger Integration Bonus Plan.*
 10.49 --Employment Agreements, dated as of January 31, 1992, among the
        Company, USSC and each of Michael D. Rowsey, Robert W. Eberspacher,
        Lawrence E. Miller, Daniel J. Schleppe, Duane J. Ratay and Daniel H.
        Bushell(1).
 10.50 --Amended and Restated Employment and Consulting Agreement dated April
        15, 1993 among the Company, USSC and Joel D. Spungin (Exhibit 10(b) to the Company's Report on Form 10-K dated November 22, 1993)(3).
 10.51 --Amendment dated February 13, 1995 to the Amended and Restated
        Employment and Consulting Agreement among the Company, USSC and Joel D.
        Spungin(2).
 10.52 --Form of Employment and Consulting Agreement among the Company, USSC and certain officers (Exhibit 10(j) to the Company's Report on Form 10-
        K dated November 19, 1987)(3).
 10.53 --Amendment dated February 13, 1995 to Employment and Consulting
        Agreement among the Company, USSC and Jerold A. Hecktman(2).
 10.54 --Amendment dated February 13, 1995 to Employment and Consulting
        Agreement among the Company, USSC and Ted S. Rzeszuto(2).
 10.55 --Amendment dated February 13, 1995 to Employment and Consulting
        Agreement among the Company, USSC and Otis H. Halleen(2).
 10.56 --Amendment dated February 13, 1995 to Employment and Consulting
        Agreement among the Company, USSC and Robert H. Cornell(2).
 10.57 --Amendment dated February 13, 1995 to Employment and Consulting
        Agreement among the Company, USSC and Steven R. Schwarz(2).

 10.58 --Employment and Consulting Agreement dated March 1, 1990 between the
        Company, USSC and Jeffrey K. Hewson (Exhibit 10(1) to the Company's
        Report on Form 10-K dated November 20, 1990)(3).
 10.59 --Amendment dated April 10, 1991 of Employment and Consulting Agreement between the Company, USSC and Jeffrey K. Hewson (Exhibit 10(1)(i) to the Company's Report on Form 10-K dated November 25, 1991)(3).
 10.60 --Amendment dated September 1, 1994 of Hewson Employment and Consulting
        Agreement (Exhibit 10(e)(ii) to the Company's Report on Form 10-K dated
        November 23, 1994)(3).
 10.61 --Amendment to Employment and Consulting Agreement dated February 13,
        1995 between the Company, USSC and Jeffrey K. Hewson(2).
 10.62 --Amendment dated May 25, 1995 to Employment and Consulting Agreement between the Company, USSC and Jeffrey K. Hewson.*
 10.63 --Severance Agreement between the Company, USSC and James A. Pribel dated February 13,
        1995(2).
 10.64 --Letter Agreement dated February 13, 1995 between the Company and Ergin
        Uskup(2).
 10.65 --Amendment dated August 30, 1995 to Employment and Consulting Agreement between the Company, USSC and Steven R. Schwarz.*
 10.66 --Amendment dated August 30, 1995 to Employment and Consulting Agreement between the Company, USSC and Ted S. Rzeszuto.*
 10.67 --Employment Agreements dated October 1, 1995 between USSC and each of
        Daniel H. Bushell, Michael D. Rowsey, Steven R. Schwarz, Robert H.
        Cornell, Ted S. Rzeszuto, and Al Shaw.*
 10.68 --Employment Agreement dated November 1, 1995 between USSC and Otis H.
        Halleen.*
 10.69 --Employment Agreement dated as of January 1, 1996 between the Company,
        USSC and Thomas W. Sturgess.*
 10.70 --Deferred Compensation Plan. (Exhibit 10(f) to the Company's Annual
        Report on Form 10-K dated October 6, 1994)(3).
 10.71 --Consulting Agreement dated October 1, 1995 between the Company and
        Jeffrey K. Hewson.*
 10.72 --Letter Agreement dated November 29, 1995 granting shares of restricted stock to Joel D. Spungin.*
 10.73 --Option Agreement dated November 29, 1995 between the Company and
        Jeffrey K. Hewson.**
 10.74 --Lease Agreement, dated as of March 4, 1988, between Crow-Alameda
        Limited Partnership and Stationers Distributing Company, Inc., as amended(1).
 10.75 --Industrial Real Estate Lease, dated as of May 17, 1993, among Majestic
        Realty Co. and Patrician Associates, Inc., as landlord, and United
        Stationers Supply Co., as tenant(1).
 10.76 --Standard Industrial Lease, dated as of March 15, 1991, between Shelley
        B. & Barbara Detrik and Lynn Edwards Corp.(1)
 10.77 --Lease Agreement, dated as of January 12, 1993, as amended, among Stationers Antelope Joint Venture, AVP Trust, Adon V. Panattoni and
        Yolanda M. Panattoni, as landlord, and United Stationers Supply Co., as tenant(1).
 10.78 --Lease, dated as of February 1, 1993, between CMD Florida Four Limited
        Partnership and United Stationers Supply Co., as amended(1).
 10.79 --Standard Industrial Lease, dated March 2, 1992, between Carol Point
        Builders I and Associated Stationers, Inc.(1).

 10.80  --Lease, dated March 22, 1973, between National Boulevard Bank of
         Chicago, as trustee under Trust Agreement dated March 15, 1973 and known as Trust No. 4722, and United Supply Company, as amended(1).
 10.81  --Lease Agreement, dated July 20, 1993, between OTR, acting as the duly authorized nominee of the Board of the State Teachers Retirement
         System of Ohio, and United Stationers Supply Co., as amended(1).
 10.82  --Lease Agreement, dated as of December 20, 1988, between Corporate
         Property Associates 8, L.P., and Stationers Distributing Company,
         Inc., as amended(1).
 10.83  --Industrial Lease, dated as of February 22, 1988, between Northtown
         Devco and Stationers Distributing Company, as amended(1).
 10.84  --Lease, dated as of April 17, 1989, between Isaac Heller and United
         Stationers Supply Co ., as amended(1).
 10.85  --Lease Agreement, dated as of May 10, 1984, between Westbelt Business
         Park Joint Venture and Boise Cascade Corporation, as amended(1).
 10.86  --Lease, dated as of January 19, 1981, between Propco, Inc. and Crown
         Zellerbach Corporation, as amended(1).
 10.87  --Lease Agreement, dated as of August 17, 1981, between Gulf United
         Corporation and Crown Zellerbach Corporation, as amended(1).
 10.88  --Lease Agreement, dated as of March 31, 1978, among Gillich O.
         Traughber and J.T. Cruin, Joint Venturers, and Boise Cascade
         Corporation, as amended(1).
 10.89  --Lease Agreement, dated November 7, 1988, between Dalware II
         Associates and Stationers Distributing Company, Inc., as amended(1).
 10.90  --Lease Agreement, dated November 7, 1988, between Central East Dallas
         Development Limited Partnership and Stationers Distributing Company,
         Inc., as amended(1).
 10.91  --Lease Agreement, dated as of March 17, 1989, between Special Asset
         Management Company of Texas, Inc., and Stationers Distributing
         Company, Inc., as amended(1).
 10.92  --Sublease, dated January 9, 1992, between Shadrall Associates and
         Stationers Distributing Company, Inc.(1).
 10.93  --Industrial Lease, dated as of June 12, 1989, between Stationers
         Distributing Company, Inc. and Dual Asset Fund V, as amended(1).
 10.94  --Lease Agreement, dated as of July   , 1994, between Bettilyon
         Mortgage Loan Company and United Stationers Supply Co.(1).
 10.95  --Agreement of Lease, dated as of January 5, 1994, between the Estate of James Campbell, deceased, and United Stationers Supply Co.(1).
 10.96  --Lease Agreement dated January 5, 1996 between Robinson Properties,
         L.P. and USSC.*
 10.97  --Real Estate Agreement dated January 9, 1996 between USSC as seller and Seid Street, Ltd. as purchaser.*
 10.98  --Real Estate Agreement dated October 19, 1995 between USSC as seller and Boise Cascade Office Products Corporation as purchaser.*
 10.99  --Agreement for Data Processing Services, dated January 31, 1992, between USSC (as successor-in-interest to ASI) and Affiliated Computer
         Services, Inc.(1).
 10.100 --Amended and Restated First Amendment to Agreement for Data Processing
         Services, dated as of August 29, 1995, between USSC and Affiliated
         Computer Services, Inc.(1).
 10.101 --Form of Director's Agreement to Cash Out and Cancel Stock Options
         dated February 13, 1995 (Exhibit 10.53 to the Company's Report on Form
         10-K dated June 27, 1995)(3).

 10.102 --Form of Employee's Agreement to Cash Out and Cancel Stock Options
         dated February 13, 1995 (Exhibit 10.54 to the Company's Report on Form
         10-K dated June 27, 1995)(3).
 10.103 --US Employee Benefits Trust Agreement dated March 21, 1995 between the
         Company and American National Bank and Trust Company of Chicago as
         Trustee(2).
 10.104 --USI Bonus Benefits Trust Agreement dated March 21, 1995 between the
         Company and American National Bank and Trust Company of Chicago as
         Trustee(2).
 10.105 --Certificate of Insurance covering directors' and officers' liability insurance effective November 1, 1994 through November 1, 1995 (Exhibit
         10.57 to the Company's Report on Form 10-K dated June 27, 1995)(3).
 10.106 --Certificate of Insurance covering directors' and officers' liability insurance effective March 30, 1995 through March 30, 1996 (Exhibit
         10.81 to the Company's Form S-3 (No. 33-62739, as amended)(3).
 10.107 --Amendment to Medical Plan Document for the Company(2).
 10.108 --The Company Severance Plan, adopted February 10, 1995(2).
 10.109 --Securities Purchase Agreement, dated as of July 28, 1995, among the
         Company, Boise Cascade, Wingate Partners, Wingate II, Wingate
         Affiliates, Wingate Affiliates II, ASI Partners III, L.P., the Julie
         Good Mora Grantor Trust and the Laura Good Stathos Grantor Trust(2).
 21     --Subsidiaries of the Company*.
 23.1   --Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5 to the Registration Statement).**
 23.2   --Consent of Ernst & Young LLP, independent auditors.*
 23.3   --Consent of Arthur Andersen LLP, independent certified public accountants.*
 23.4   --Consent of Arthur Andersen LLP, independent certified public accountants.*
 24.1   --Powers of Attorney of directors and executive officers of the
         Registrant. (Included on Page II-8 of this Registration Statement.)*
 27     --Financial Data Schedule (EDGAR filing only).*

--------
*  Filed herewith.
** To be filed by amendment.
(1) Incorporated by reference to the Company's Form S-1 (No. 33-59811), as amended, initially filed with the Commission on June 12, 1995.
(2) Incorporated by reference to the Company's Schedule 14D-9 dated February 21, 1995.
(3) Incorporated by reference to other prior filings of the Company as indicated.

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (b) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       SIGNATURES AND POWER OF ATTORNEY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DES PLAINES, STATE OF ILLINOIS, ON FEBRUARY 15, 1996.

                                          United Stationers Inc.

                                          By: _________________________________
                                             DANIEL H. BUSHELL EXECUTIVE VICE
                                            PRESIDENT, CHIEF FINANCIAL OFFICER
                                                  AND ASSISTANT SECRETARY

  EACH PERSON WHOSE SIGNATURE TO THIS REGISTRATION STATEMENT APPEARS BELOW HEREBY APPOINTS THOMAS W. STURGESS, DANIEL H. BUSHELL AND JAMES A. JOHNSON, AND EACH OF THEM, ANY ONE OF WHOM MAY ACT WITHOUT THE JOINDER OF ANY OF THE OTHERS, AS HIS ATTORNEY-IN-FACT TO SIGN ON HIS BEHALF INDIVIDUALLY AND IN THE CAPACITY STATED BELOW AND TO FILE ALL PRE- AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT (AND, IN ADDITION, ANY REGISTRATION STATEMENT FILED PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FOR THE OFFERING TO WHICH THIS REGISTRATION STATEMENT RELATES), WHICH MAY MAKE SUCH CHANGES IN AND ADDITIONS TO THIS REGISTRATION STATEMENT AS SUCH ATTORNEY-IN-FACT MAY DEEM NECESSARY OR APPROPRIATE.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE                 DATE

                                       Chairman of the           February 15,
-------------------------------------   Board, President             1996
         THOMAS W. STURGESS             and Chief Executive
                                        Officer of the
                                        Company (principal
                                        executive officer
                                        of the Company)

                                       Executive Vice            February 15,
-------------------------------------   President, Chief             1996
          DANIEL H. BUSHELL             Financial Officer
                                        and Assistant
                                        Secretary;
                                        (principal
                                        financial officer)

                                       Vice President,           February 15,
-------------------------------------   Controller and               1996
           TED S. RZESZUTO              Assistant Secretary
                                        (principal
                                        accounting officer)

                                       Director                  February 15,
-------------------------------------                                1996
        JAMES T. CALLIER, JR.

              SIGNATURE                         TITLE                DATE

                                        Director                 February 15,
-------------------------------------                                1996
           DANIEL J. GOOD

                                        Director                 February 15,
-------------------------------------                                1996
       FREDERICK B. HEGI, JR.

                                        Director                 February 15,
-------------------------------------                                1996
          JEFFREY K. HEWSON

                                        Director                 February 15,
-------------------------------------                                1996
          JAMES A. JOHNSON

                                        Director                 February 15,
-------------------------------------                                1996
           GARY G. MILLER

                                        Director                 February 15,
-------------------------------------                                1996
          MICHAEL D. ROWSEY

                                        Director                 February 15,
-------------------------------------                                1996
           JOEL D. SPUNGIN